SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: July 8, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Annual Report for the year ended March 31, 2005

2.	English summary and translation of Annual Report for the year ended March 31, 2005 filed with Japanese government pursuant to the Securities Exchange Law of Japan

The New Value Frontier

KYOCERA

Exploiting strengths and maximizing potential — this is our path to growth. Creating new business structures and entering new markets will fuel our continued success.

Annual Report 2005

Contents

01	Financial Highlights
02	To Our Shareholders
05	Corporate Governance
07	Review of Operations
07	Fine Ceramic Parts Group
08	Semiconductor Parts Group
09	Applied Ceramic Products Group
10	Electronic Device Group
11	Telecommunications Equipment Group
12	Information Equipment Group
13	Optical Equipment Group
14	Others
15	Financial Section
74	Major Consolidated Subsidiaries and Affiliates
75	Board of Directors, Corporate Auditors and Executive Officers
75	Investor Information

Kyocera had previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” However, in consideration of changes both in Kyocera’s management structure and in each business division’s size, management has changed its reporting segments for the year ended March 31, 2005. Kyocera now has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Financial results for fiscal years 2003 and 2004 have been reclassified accordingly.

The new “Applied Ceramic Products Group” was previously known as “Consumer-Related Products,” operating as a division of the former “Fine Ceramics Group.” The new “Optical Equipment Group” was previously known as “Optical Instruments,” operating as a division of the former “Equipment Group.” These changes have been made to clarify the essence and results of each business.

Company Profile

“To be a creative company that continues to grow”—this has been the Kyocera (“Kyocera” as a consolidated group) mission since Kyocera Corporation was founded in 1959, reflecting our unswerving commitment to shareholders. As we plan our future by “always seeking better ways,” continuous growth will remain a top priority.

By continuously pursuing excellence while adhering to universal principles, we in the Kyocera Group will capitalize on our unique value system and technologies. Kyocera will lead the way to the value that rapidly changing markets demand. Not only will we create new technologies and new products, but entirely new markets. In so doing, every Kyocera Group company worldwide will create new value for society.

Kyocera is concentrating its efforts on the telecommunications and information processing, environmental preservation, and quality-of-life markets. It goes without saying that the fields of telecommunications and information processing will play a major role in the “Ubiquitous Network Age.” Due to our early awareness of this trend, we have already acquired leading technologies and expertise in this area. Kyocera’s revenue is mainly derived from products and services within the IT (Information Technology) industries. We offer a wide variety of tools to support continued development in this area—ranging from fine ceramic components to electronic devices, equipment, services and networks.

From a mid- to long-term perspective, Kyocera believes that robust markets will also develop for environmental preservation technologies—which focus on promoting conservation and reducing environmental burdens through such products as solar cells, photovoltaic generating systems and cartridge-free document solutions equipment. We anticipate further growth for quality-of-life applications as well, which enrich the human experience through better health, safety, convenience and enjoyment. Kyocera will cultivate these fields and serve them through business operations that consistently create new value.

In this manner, Kyocera will strive for mid- to long-term growth—meeting shareholders’ expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this annual report.

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31
	2003	2004	2005	2005
Net sales	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159
Net income	41,165	68,086	45,908	429,047
Earnings per share:
Net income:
Basic	¥220.91	¥364.79	¥244.86	$2.29
Diluted	220.86	364.78	244.81	2.29
Cash dividends declared per share:
Per share of common stock	60.00	60.00	80.00	0.75
Total assets	¥1,635,014	¥1,794,758	¥1,745,519	$16,313,262
Stockholders’ equity	1,000,207	1,150,453	1,174,851	10,979,916
Depreciation	¥64,988	¥60,861	¥58,790	$549,439
Capital expenditures	40,614	54,937	63,176	590,430

Notes:	A)	The yen in millions and the U.S. dollars in thousands, except per share amounts.
	B)	The U.S. dollar amounts have been translated at the rate of ¥107= US$1, the rate prevailing at March 31, 2005.
	C)	As a result of an increase in an affiliated company accounted for by the equity method, stockholder’s equity for the years ended March 31, 2003 and 2004 has been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” See Note 7 to The Consolidated Financial Statements.

01

To Our Shareholders

Traversing the path to growth

Review of Fiscal 2005

In reflection of our aim to be a creative company that continues to grow in the 21st century, the year ended March 31, 2005 (fiscal 2005) was significant for the Kyocera Group. Continued implementation of our core management strategy of “high-value-added diversification” generated two key results: the development of new business structures to facilitate future expansion; and continued preparations to enter new business sectors with strong growth potential.

New business structures for future expansion

Over the past few years, we have implemented a series of radical reforms within our production systems in Japan to create highly profitable, value-added operations. Systemic reforms have focused on boosting productivity, cutting lead times and enhancing quality. In addition to rationalizing and constructing integrated in-house production operations, we have begun manufacturing some items at Kyocera facilities in China that we previously procured from Japanese subcontractors. Together, these measures have significantly improved our production processes and capabilities, effectively rebuilding many of Kyocera’s manufacturing systems. The results were apparent in the solid year-on-year gains in profit posted by the components segments, which include the Fine Ceramic Parts, Semiconductor Parts and Electronic Device Groups. Elsewhere, the internally reformed Applied Ceramic Products Group (formerly “Consumer-Related Products”) took advantage of expanding markets for solar energy systems and cutting tools to post significantly improved earnings.

The overriding aim in both the Telecommunications Equipment Group and the Optical Equipment Group (formerly “Optical Instruments”) is to restore profits rapidly. We undertook decisive structural reforms in both segments.

The restructuring of the Telecommunications Equipment Group concentrated on U.S. subsidiary Kyocera Wireless Corp. (KWC), which develops, manufactures and sells CDMA mobile phone handsets. In the first phase of planned structural reforms, we transferred production from the U.S. (San Diego) to Mexico to boost KWC’s price competitiveness and improve profitability during fiscal 2005.

In the Optical Equipment Group, we significantly down-sized our development, manufacturing and sales operations for consumer-market cameras, concentrating resources instead on optical modules. This strategic specialization was meant to overcome sluggish profits and was implemented in consideration of our competition and market position. By leveraging the Kyocera Group’s extensive technologies in lenses and optical components, we hope to seize new opportunities in this sector and improve the profitability of the Optical Equipment Group.

Although one-time charges associated with fiscal 2005 reforms in the Telecommunications Equipment and Optical Equipment Groups totaled approximately ¥11.7 billion ($109 million), Kyocera is confident that these initiatives will restore profits and set both segments on a firm foundation for growth in fiscal 2006 and beyond. In this sense, we believe these moves represented real progress.

Investment in new businesses with strong growth potential

Elsewhere, we continued to prepare for a new core business that is expected to contribute strongly to Kyocera Group earnings in the future. In fiscal 2005, we invested in a new mass-production facility at Kyocera SLC Technologies Corporation to produce organic packages, which have important applications in next-generation MPUs for digital consumer products. This business is set for commercialization in fiscal 2006. We also continued to develop other products with strong growth potential, such as organic electroluminescent (EL) displays and solid oxide fuel cells (SOFCs).

02

Fiscal 2005 results

Consolidated net sales rose in fiscal 2005 due to solid contributions from the Fine Ceramic Parts, Semiconductor Parts and Applied Ceramic Product Groups. Net sales increased by 3.5% compared with fiscal 2004 to ¥1,180,655 million ($11,034 million). Profit from operations slipped 7.3% to ¥100,968 million ($944 million), mainly as a result of restructuring charges. Income before income taxes fell 6.5% to ¥107,530 million ($1,005 million). As Kyocera recognized additional income taxes of approximately ¥18.8 billion ($176 million), principally in relation to the receipt of a notice of tax assessment based on transfer pricing adjustments and a reduction in the deferred tax assets of a U.S. subsidiary, net income fell 32.6% to ¥45,908 million ($429 million). As a result, diluted earnings per share amounted to ¥244.81 ($2.29).

For a more detailed analysis of business performance, please refer to pages 17-33 (Operating and Financial Review and Prospects).

New dividend policy

Kyocera has traditionally sought to maintain stable dividends to shareholders. We recently revised this policy to place a greater emphasis on maximizing shareholder returns. Henceforth, the level of dividends will be more closely linked to consolidated performance.

Under the new dividend policy, Kyocera will aim for a consolidated payout ratio of 20-25%. In addition, management will determine dividend amounts based on an overall assessment that takes into consideration capital expenditures necessary for Kyocera’s mid- to long-term development. Based on the revised policy, Kyocera Corporation plans to pay a year-end dividend for fiscal 2005 of ¥50.00 ($0.47) per share, compared with ¥30.00 in fiscal 2004. This will result in annual dividends for fiscal 2005 increasing to ¥80.00 ($0.75) per share.

Fiscal 2006 Actions

The Kyocera Group aims to generate consistent earnings growth by making both the components and equipment operations “valuable businesses” with high profits. Initiatives planned for fiscal 2006 include the following:

Establish new Kyocera Group management structure

Kyocera continues to strengthen consolidated management structures to create growth and raise enterprise value. Key changes in the roles of several senior executive officers took effect on June 1, 2005. The appointments affect the roles of Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO). As a result, the CEO will take responsibility for mid- and long-term management strategy formulation and execution, while the COO will be in charge of day-to-day management issues and corporate planning. The CFO will be responsible for constructing and executing a financial strategy for the Group to ensure that Kyocera maximizes cash flow.

03

At the same time, Kyocera also introduced a new structure for its corporate business groups, headed by newly appointed executive officers. These business group leaders will be responsible for each respective product line on a global basis, promoting the growth of Kyocera’s various businesses.

Further fundamental structural reforms at KWC

Following the first phase of structural reforms at KWC, Kyocera decided to implement further fundamental reforms to make extensive use of external resources. These plans call for outsourcing the production of KWC mobile phone handsets to Flextronics International Ltd., a leading provider of electronics manufacturing services. We hope to generate swift improvements in profitability at KWC, which will now effectively focus on specialized research and development, design, sales, and marketing of mobile phone handsets.

Aggressive capital investment program

The Kyocera Group’s planned capital expenditures total ¥100 billion ($935 million) for fiscal 2006, reflecting our aggressive commitment to seize opportunities, expand our business and raise productivity. These investments are all aimed firmly at increasing future earnings.

(1) Establishing new businesses with growth potential

In June 2005, Kyocera commenced production at a new plant in Ayabe (Kyoto Prefecture), that will focus on organic packages for next-generation MPUs and peripheral devices used in digital consumer products. Elsewhere, we have established a firm footing for commercial operations in organic EL displays, an area where we have invested aggressively in product development for many years. We plan to establish a pilot plant in Shiga Prefecture in fiscal 2006 and prepare for mass production in fiscal 2007.

(2) Expanding production with new manufacturing systems

Large-scale rationalization efforts in recent years have resulted in substantial improvements to our production systems and processes in Japan, creating a fully integrated structure. These reforms should allow us to more swiftly develop operations outside our core businesses and thereby raise Kyocera Group earnings. Specific areas where we plan to increase capacity and construct new, super-rationalized plants include photovoltaic cells and solar modules, where demand is rising consistently; LCDs for industrial equipment; ceramic parts for LCD fabrication equipment used to produce new and larger displays; and ceramic cutting tools for the automotive industry.

We are confident that these initiatives will help to create pillars to support future earnings within the Kyocera Group, thereby contributing to consistent growth in earnings over the medium and long term.

We kindly ask all Kyocera stockholders and other stakeholders for their continued support and understanding as we move forward.

June 2005

Yasuo Nishiguchi, Chairman and CEO

Masahiro Umemura, Vice Chairman and CFO

Makoto Kawamura, President and COO

04

Corporate Governance

Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

The “Kyocera Philosophy” was created by Dr. Kazuo Inamori, Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise – directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as a human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

During fiscal 2005, Kyocera managers and employees in Japan attended an aggregated total of 49,998 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. Outside Japan, a total of 1,011 managers at Kyocera subsidiaries received training along these lines in fiscal 2005.

Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company. Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers. In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department. The table on page 6 provides details of Kyocera’s corporate governance structure.

The “Kyocera Philosophy” provides the foundation for Kyocera’s corporate culture and governance framework. It is supported by a system designed to provide unbiased, independent checks. Kyocera plans to maintain and improve its system of corporate governance to ensure that it always fulfills the expectations of stockholders.

05

NYSE Corporate Governance Standards

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation
1. A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors (the “corporate auditor system”), Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management.

Large Japanese companies, including Kyocera Corporation, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or any other employee of Kyocera Corporation or any of its subsidiaries for the last five years prior to the appointment.

As of March 31, 2005, Kyocera Corporation has two outside corporate auditors. Starting on the date of the ordinary general meeting of shareholders of Kyocera Corporation relating to the fiscal year ending March 31, 2006, at least 50% of Kyocera Corporation’s corporate auditors will be required to be outside corporate auditors.

Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Kyocera Corporation employs the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s accounting firm and on such accounting firm’s audit reports, for the protection of Kyocera Corporation’s shareholders.

Large Japanese companies, including Kyocera Corporation, are required to have at least three corporate auditors. Currently, Kyocera Corporation has four corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Kyocera Corporation is two years.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, Kyocera Corporation expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. Kyocera Corporation expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

3. A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.	Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the general meeting of shareholders.

4. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted at, a general meeting of shareholders. Once the proposals for each of such total amounts of compensation are approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amounts among its respective members.

5. A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Japanese companies, including Kyocera Corporation, generally issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for stock option purposes. Typically, when stock acquisition rights are used for such purposes, they are issued under terms and conditions which are especially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under Japan’s company law. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

06

Review of Operations

Fine Ceramic Parts Group

Fiscal 2005 Consolidated Results

Net sales:	¥73,711 million ($689 million), up 7.2% year on year

Operating profit:	¥11,535 million ($108 million), up 12.7% year on year

Major products

Information & telecommunication components

Single-crystal sapphire products

Semiconductor and LCD fabrication equipment components

Automotive & ITS-related components

General industrial ceramics

Fiscal 2005 Results

Sales and profits both increased compared with fiscal 2004. Demand grew across all major product categories, with notable increases in fine ceramic components for semiconductor and LCD fabrication equipment and sapphire substrates used in light-emitting diodes (LEDs).

Business Outlook and Strategy

Aggressive business development activities to meet emerging market needs

In fiscal 2006, Kyocera expects higher demand in the digital consumer products and automotive markets. Kyocera aims to increase its market share and maintain high profitability in these markets through aggressive business development activities.

The increasing popularity of larger LCDs is creating demand for larger fine ceramic parts used in LCD fabrication equipment. Kyocera will strive to benefit by supplying next-generation components in the larger dimensions necessary to support this trend. Plans call for constructing a new production facility for these components to satisfy growing demand and expand the business. Separately, efforts are also underway to increase profitability by creating a fully-integrated and consistent process that covers the full spectrum of production, from processing and assembly through final preparation for shipping.

Regarding sapphire substrates used in LEDs, Kyocera will continue to enhance its core technical expertise in materials, manufacturing processes and testing methods to supply products of even higher reliability. This improvement of core technology will enable us to raise our global market share for these products by meeting a wider range of quality and cost requirements.

Rapidly establishing a strong position in the automotive components market

Automakers worldwide are increasingly adopting electronic technologies to enhance the performance of their vehicles in the areas of safety, fuel efficiency, emissions and comfort. This trend is creating new demand for engine control units (ECUs), sensors, and camera modules used in automotive applications. Kyocera has invested aggressively in developing electronic components used in engine powertrain systems, as well as view-sensing cameras, and aims to establish itself rapidly as a leading supplier to these markets.

07

Semiconductor Parts Group

Fiscal 2005 Consolidated Results

Net sales:	¥127,960 million ($1,196 million), up 17.6% year on year

Operating profit:	¥ 17,550 million ($164 million), up 65.5% year on year

Major products

Ceramic packages for surface-mount devices (SMD)

Ceramic multilayer packages and multilayer substrates

Metallized products

Optical communication device packages and components

Organic packages and substrates

Fiscal 2005 Results

Demand for ceramic packages used in mobile phone handsets and digital consumer products increased, especially in the first half of fiscal 2005. In addition, revenue from organic packages and substrates was enhanced by Kyocera SLC Technology Corporation, which made its first full-year contribution to sales.

Business Outlook and Strategy

Kyocera aims to be a “total packaging supplier” by expanding its ceramic and organic materials businesses.

Ceramic package business: Cultivating new markets

Kyocera continues to expand its ceramic package business with applications in digital consumer products, including mobile phone handsets, while cultivating new applications in the automotive and medical equipment markets. To further expand applications, we will enhance our ceramic package technology to provide greater reliability and functionality though miniaturization, thinner layers and higher precision. Kyocera will also pursue production process reforms and profitability enhancement by utilizing manufacturing resources in China.

Organic package business: Developing future growth drivers

Kyocera SLC Technology Corporation, a consolidated subsidiary, is targeting a number of sectors that offer significant potential demand for organic material components. These products include flip-chip packages for ASICs used in server and router equipment; “system in a package” (SIP) applications in mobile phones; and organic substrates for the smaller hard-disk drives widely used in portable music players and digital cameras. Kyocera is investing aggressively in production capacity expansion to transform the organic material components business into a key earnings driver for the future. A new plant located in Ayabe (in Japan’s Kyoto Prefecture) is due to commence production in the first half of fiscal 2006. Besides the existing product lineup, this new plant will also be capable of full-scale production of organic packages for next-generation MPUs used in digital consumer products. The Ayabe plant will feature highly rationalized production lines that ensure world-class quality with superior yields and increased productivity.

08

Applied Ceramic Products Group

“Consumer-Related Products,” a division of the former “Fine Ceramics Group,” has become a reporting segment under the name “Applied Ceramic Products Group” to promote visibility of this segment’s operations and results.

Fiscal 2005 Consolidated Results

Net sales:	¥93,879 million ($877 million), up 19.9% year on year

Operating profit:	¥17,129 million ($160 million), up 66.3% year on year

Major products

Residential and industrial photovoltaic generating systems, solar cells and modules

Cutting tools, micro drills

Dental and orthopedic implants Jewelry, applied fine ceramic products

Fiscal 2005 Results

This segment’s revenue and profit surged amid higher sales of solar modules, solar power generating systems, cutting tools for the automotive industry, and the second-half revenue contribution from Japan Medical Materials Corporation (JMM), which commenced operations in September 2004.

Business Outlook and Strategy

Solar energy business: Global expansion

Demand for solar energy products is expected to remain strong due to factors ranging from the Kyoto Protocol and increased interest in renewable energy to government subsidies for solar power in major markets such as Japan and Europe. In view of the excellent demand prospects, Kyocera has invested in higher production capacity in Japan and is constructing a new module plant in the Czech Republic. Combined with existing production bases in Japan, China and Mexico, this new plant will complete Kyocera’s quadripartite global production framework for solar energy products. Kyocera aims to expand sales of solar energy products by leveraging these operating bases to meet demand on a purely regional basis, which will allow products to be tailored more accurately to the needs of local markets. Increased regional production capacity will also help to reduce assembly and distribution expenses, thereby boosting profitability.

Separately, Kyocera continues to conduct R&D into new materials, thinner substrates, more efficient solar cells and higher production yields, endeavoring to build a solid base for the solar energy business.

Cutting tools: Aiming for increased global sales and market share

Kyocera expects demand for cutting tools to remain buoyant in fiscal 2006 amid higher levels of industrial production. Kyocera aims to increase revenue by upgrading our sales capabilities, global production network, and technical service centers. Additionally, Kyocera intends to boost its global share through aggressive investment in Asia, with sales offices planned in China, Thailand, India and Vietnam, and a new technical center planned in Singapore.

In Japan, Kyocera plans to complete major improvements to raise productivity at its plant in Okaya (Nagano Prefecture). This will involve introducing completely redesigned material processes and building an in-house integrated production line with material processing, forming and sintering processes to ensure 100% yields. These moves promise to strengthen our business base for cutting tools significantly.

Medical materials: New JMM joint venture brings global potential

In the medical materials sector, Kyocera and Kobe Steel, Ltd. established JMM in September 2004 through the merger of the medical materials operations of both companies. JMM aims to attain global leadership in the medical materials market through integrated development, manufacturing and marketing functions. In Japan, JMM will also benefit from the integration of Kyocera’s ceramic technology with Kobe Steel’s specialized expertise in medical-grade metals to create new products that will help increase our market share in both the orthopedic and dental sectors. Outside Japan, JMM plans to enhance its sales of finished products such as artificial joints by starting clinical evaluations in China and increasing sales of materials and components that utilize ceramic technologies.

09

Electronic Device Group

Fiscal 2005 Consolidated Results

Net sales:	¥262,997 million ($2,458 million), up 2.4% year on year

Operating profit:	¥ 35,406 million ($331 million), up 601.5% year on year

Major products

Ceramic capacitors, tantalum capacitors

Timing devices including temperature-compensated crystal oscillators (TCXOs)

High-frequency modules

Ceramic resonators and filters

Connectors

Thin-film devices including thermal printheads, LCDs, amorphous silicon drums, LED printheads

Fiscal 2005 Results

Sales and profits both expanded compared with fiscal 2004. Notable increases were achieved in sales of thin-film devices, including thermal printheads for digital photo printers, and LCDs for mobile phone handsets and industrial machinery. Sales of timing devices increased as well, along with optical low-pass filters used in digital consumer products. Operating profit surged as a result of recent productivity improvements. U.S. subsidiary AVX Corporation (AVX) also recorded significantly improved results after posting a restructuring charge in fiscal 2004.

Business Outlook and Strategy

Expanding into new applications and market segments

The “digitalization” of equipment and the emergence of “ubiquitous communication” are driving the evolution of electronic components toward more advanced and diverse functions. As this trend continues, the differences between components used in certain varying applications are expected to erode. Kyocera is responding to these changing market requirements by expanding the applications for its existing products and actively developing new components. The overall aim is to create a product lineup that can meet a broader spectrum of market needs, thereby generating higher revenues and profits.

Specific development projects include creating ultra-high-capacitance capacitors; entering established markets, such as the segment for capacitors employing aluminum or polymer electrolytes; and expanding device applications from mobile phone handsets and digital consumer products into new areas, such as power supplies. Kyocera is applying advanced wireless technology to create customized and modulated SAW (surface acoustic wave) devices for specific segments of the medical, automotive and security-related markets. Kyocera’s objective is to create business structures that will be much less susceptible to changes in the conditions of individual markets.

Besides expanding into new product applications, Kyocera is also focusing on developing new geographic markets alongside its established presence in Japan, the U.S. and Europe. Asia is positioned as the strategic expansion target, with China offering particular potential. Kyocera Electronic Devices LLC (KED), a subsidiary of AVX, and Kyocera (Tianjin) Sales & Trading Corporation continue to make inroads into the Chinese market, selling a wide range of Kyocera Group products including capacitors, timing devices, connectors, modules, piezoelectric components, thin-film devices and components from AVX. Kyocera will continue to secure new orders by offering customers a reliable and timely supply of products.

Aggressive capital investment in thin-film devices

Kyocera is investing heavily in thin-film devices to expand this business. A new plant is being constructed to produce large LCDs used in industrial equipment. This facility will bring film-fabrication processes in-house, thereby creating a more integrated internal production line as well as greater capacity. Kyocera hopes to increase margins in its LCD operations as a result.

In the field of organic EL displays, Kyocera continues to make preparations for the full-scale launch of this business. Key external technical resources were secured in fiscal 2004, and R&D efforts remain ongoing with the aim of developing long-life displays of this type.

Telecommunications Equipment Group

Fiscal 2005 Consolidated Results

Net sales:	¥250,918 million ($2,345 million), down 17.1% year on year

Operating loss:	¥ 14,918 million ($139 million), down ¥20,000 million ($187 million) year on year

Major products

Mobile phone handsets for use on CDMA (Code Division Multiple Access) and PDC (Personal Digital Cellular) networks

PHS (Personal Handyphone System) -related products, including handsets, base stations and wireless local loop (WLL) systems, high-speed wireless data communications systems

Fiscal 2005 Results

Sales of mobile phone handsets and PHS-related products fell amid fierce price competition in Japan and other markets, leading to a steep decline in profit. An inventory correction for PHS-related products within the Chinese market was another significant factor in this segment’s results.

Business Outlook and Strategy

Restructuring of KWC operations

Kyocera is undertaking full-scale restructuring at KWC in an effort to strengthen the mobile phone handset operations. These efforts include the sale of KWC production assets and inventories to Flextronics International Ltd., as part of an outsourcing agreement for handset production and distribution to KWC customers. Kyocera also plans to outsource mobile phone handset maintenance and repair operations as part of these streamlining efforts.

The structural reforms at KWC will result in substantial savings – both in terms of the fixed capital equipment and labor costs associated with mobile phone handset manufacturing, and the inventory-related costs stemming from the entire mobile phone handset production and distribution chain, from material procurement to sale. Once fully implemented, these measures are expected to restore profitability at KWC quickly. Management resources will be refocused on R&D, engineering, design, sales and marketing, enabling KWC to become more competitive by developing products that match market requirements faster and more effectively.

Greater synergy in mobile phone handset operations

Other efforts to boost profits aim at building greater synergy between Kyocera Group companies in the development of mobile phone handsets. To shorten lead times and offer mobile phone handset models with more advanced functions, Kyocera plans to maximize returns from models already developed in Japan. This will be accomplished in part through more effective marketing and stronger ties between various R&D operations, including India-based software developer, Kyocera Wireless (India) Pvt. Ltd. and U.S.-based Kyocera Telecommunications Research Corporation. We will aim to develop cost-effective products with advanced functions and high added value utilizing Kyocera Group device technology.

Expansion of PHS-related business

More advanced PHS technology is now available through upgraded networks that allow packet-switched data communications. Kyocera will strive to develop new products based on this technology to stimulate higher demand in the Chinese market. The novel technical possibilities also open new prospects for further expansion in markets such as Vietnam, Thailand, India and Russia.

In Japan, a consortium of Kyocera and the Carlyle Group acquired the PHS operations of DDI Pocket, Inc., a subsidiary of KDDI Corporation that was renamed WILLCOM, Inc. in February 2005. Kyocera plans to develop new products to expand its PHS operations in Japan through WILLCOM, Inc. including next-generation base stations and handsets designed to surf the web while providing cost-efficient voice communications. By grasping these new business opportunities, Kyocera aims to generate fresh growth in its PHS operations.

Information Equipment Group

Fiscal 2005 Consolidated Results

Net sales:	¥241,145 million ($2,254 million), up 12.6% year on year

Operating profit:	¥ 36,186 million ($338 million), up 13.1% year on year

Major products

Page printers (ECOSYS)

Copiers

Multi-functional products for digital networks

Fiscal 2005 Results

Sales of mid- and high-speed digital multi-functional products were brisk, particularly in Europe. Newly introduced low- and mid-speed models expanded the product range and made an additional contribution to revenues.

Business Outlook and Strategy

Promoting document solutions based on the ECOSYS concept

Kyocera’s edge in the information equipment market lies in the ECOSYS concept, which we created.

This concept is based on the amorphous silicon imaging drum, with a surface so hard and durable it has enabled us to create a new kind of printing system that offers superior performance.

ECOSYS technology has since been expanded from our printers to our copiers and multi-functional products, establishing the long-life and low-running-cost benefits of the ECOSYS concept throughout this segment’s product line. This unique concept, applied to both monochrome and color models, differentiates Kyocera’s products from competitors while providing compelling benefits to users.

Kyocera aims to increase sales from this segment by launching a series of new color models based on the ECOSYS concept in the second half of fiscal 2006. In addition to the established markets of Japan, the U.S. and Europe, Kyocera is targeting monochrome models for major emerging growth markets such as Brazil, Russia, India and China, to spread the ECOSYS concept worldwide. Kyocera plans to expand its document solutions business globally with additional technical development resources and software that can provide a broad range of solutions for IT-enabled office environments.

Optical Equipment Group

“Optical Instruments,” a division of the former “Equipment Group,” has become a reporting segment under the name “Optical Equipment Group” to promote visibility of this segment’s operations and results.

Fiscal 2005 Consolidated Results

Net sales:	¥35,776 million ($334 million), up 22.1% year on year

Operating loss:	¥15,387 million ($144 million), down ¥9,561 million ($89 million) year on year

Major products

Optical modules

Camera lenses

Digital still cameras

Single-lens reflex (SLR) cameras

Fiscal 2005 Results

Sales from consumer camera operations declined significantly following Kyocera’s decision to downsize this business. This involved a write-down of camera inventories and charges stemming from reductions in operations at sales subsidiaries outside Japan. Nonetheless, sales from this segment increased on a year-on-year basis due to the revenue contribution from newly launched optical modules for mobile phone handsets.

Business Outlook and Strategy

New emphasis on optical components to improve profitability rapidly

Kyocera’s main challenge in this segment is to improve profitability as quickly as possible by concentrating on areas in which we can best generate value. In line with this goal, Kyocera has decided to shift this segment’s business resources away from consumer products. In effectively exiting the consumer camera market, Kyocera will concentrate its accumulated optical technologies to expand its business as a supplier of optical components.

During fiscal 2005, Kyocera combined its lens, surface-mount-device and module assembly technologies to begin producing and supplying a 2-megapixel optical module with a 2x optical zoom lens for mobile phone handsets.

In fiscal 2006, Kyocera plans to enhance its lineup of high-megapixel optical modules for mobile phone handsets and develop new optical components for digital projectors and rear-projection televisions. Production of optical modules is also being shifted to China to yield more cost-competitive products that can help improve profitability rapidly.

Others

Fiscal 2005 Consolidated Results

Net sales:	¥118,040 million ($1,103 million), up 17.4% year on year

Operating profit:	¥ 13,019 million ($122 million), up 34.5% year on year

Major subsidiaries and businesses

Kyocera Communication Systems Co., Ltd. (KCCS)

Telecommunications network systems

Computer network systems

IT solutions services

Consulting services

Kyocera Chemical Corporation (KCC)

Chemical materials for electronic components

Insulators

Resin products

Other subsidiaries

Leasing services

Real estate development

Fiscal 2005 Results

KCCS, which accounts for about 60% of this segment’s revenues, posted solid growth from telecommunications engineering and data center businesses. KCC, which generates about 20% of segment revenues, recorded higher sales of flexible printed circuit boards, molding dies for the automotive industry and epoxy casting resins for ignition coils.

Business Outlook and Strategy

Targeting expansion at major subsidiaries

KCCS: Security and telecommunications services

The enactment of the Personal Information Protection Act in Japan is expected to foster higher demand for data security services. KCCS aims to boost sales and profits by developing new products and services targeting the statutory requirement to prevent the leak of confidential data within companies. KCCS will provide unification-control systems and fingerprint verification systems to help customers meet the new requirements. KCCS also plans to expand its telecommunications services by offering other security and authentication technologies to secure mobile communications using Internet infrastructure.

KCC: Increased group synergy

With electronic equipment becoming ever lighter, thinner and more compact, KCC continues to develop products that cater to diverse market requirements such as higher-density circuitry, higher operating frequencies and more stringent environmental compliance. KCC also develops and evaluates manufacturing and material technologies. Enhanced casting technologies and high-strength materials help meet market needs for compactness and weight reduction in products like digital still cameras and personal computers. Developing new non-hazardous halogen-free materials will promote environmental protection in the electronic components market.

        In pursuit of synergies with other Kyocera Group companies, KCC is also undertaking joint development projects in areas such as organic substrate materials for high-density printed circuit boards and binding materials to facilitate the design of thinner electronic components. This R&D into new materials is also contributing to higher product quality, and boosting the overall materials expertise of the Kyocera Group.

Financial section

Contents

16	Selected Financial Data

16	Market Price and Dividend Data

17	Operating and Financial Review and Prospects

34	Consolidated Balance Sheets

36	Consolidated Statements of Income

37	Consolidated Statements of Stockholders’ Equity

38	Consolidated Statements of Cash Flows

39	Notes to The Consolidated Financial Statements

73	Report of Independent Registered Public Accounting Firm

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates) (A)

	2001	2002	2003	2004	2005	2005
For the years ended March 31:
Net sales	¥1,285,053	¥1,034,574	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159
Profit from operations	207,200	51,561	83,388	108,962	100,968	943,626
Income before cumulative effect of change in accounting principle (C)	216,236	33,791	43,421	68,086	45,908	429,047
Net income (C)	216,236	31,953	41,165	68,086	45,908	429,047

Earnings per share (B and C):
Income before cumulative effect of change in accounting principle:
Basic	¥1,143.78	¥178.74	¥233.02	¥364.79	¥244.86	$2.29
Diluted	1,140.46	178.59	232.97	364.78	244.81	2.29
Net Income:
Basic	1,143.78	169.02	220.91	364.79	244.86	2.29
Diluted	1,140.46	168.88	220.86	364.78	244.81	2.29
Weighted average number of shares outstanding:
Basic	189,053	189,050	186,338	186,643	187,489
Diluted	189,604	189,204	186,382	186,649	187,528
Cash dividends declared per share (B): Per share of common stock	60.00	60.00	60.00	60.00	80.00	0.75

At March 31:
Total assets	¥1,728,056	¥1,645,458	¥1,635,014	¥1,794,758	¥1,745,519	$16,313,262
Long-term debt	52,306	96,856	60,736	70,608	33,557	313,617
Common stock	115,703	115,703	115,703	115,703	115,703	1,081,336
Stockholders’ equity (C)	1,018,772	1,036,185	1,000,207	1,150,453	1,174,851	10,979,916

Depreciation	¥67,096	¥76,252	¥64,988	¥60,861	¥58,790	$549,439
Capital expenditures	105,944	54,631	40,614	54,937	63,176	590,430

Exchange rate (Yen=US$1):
Period-end	¥126.00	¥132.70	¥118.07	¥104.18	¥107.22
Average	110.96	125.05	121.94	113.07	107.49
High	125.54	134.77	133.40	120.55	114.30
Low	104.19	115.89	115.71	104.18	102.26

(A)	See Note 2 to The Consolidated Financial Statements.

(B)	See Note 1 to The Consolidated Financial Statements.

(C)	As a result of an increase in an affiliated company accounted for by the equity method, the financial data from the years ended March 31, 2001 to 2004 have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” See Note 7 to The Consolidated Financial Statements.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

	2004				2005
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Common Stock:
Market price per share (A) – High	¥7,320	¥8,150	¥7,280	¥8,970	¥9,630	¥9,380	¥8,320	¥8,080
– Low	5,570	6,400	6,180	7,140	8,110	7,370	7,080	7,120
Cash dividends paid per share	30.00	—	30.00	—	30.00	—	30.00	—
American Depositary Share:
Market price per share (B) – High	$61.34	$69.30	$67.56	$84.66	$90.90	$86.20	$77.23	$77.58
– Low	47.25	54.50	57.40	66.25	71.10	67.81	68.86	68.67
Cash dividends paid per share (C)	0.25	—	0.27	—	0.28	—	0.29	—

(A)	Price on the Tokyo Stock Exchange

(B)	Price on the New York Stock Exchange

(C)	Translated into U.S. dollars based on the exchange rates at each payment date

Operating and Financial Review and Prospects

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

Results of Operations:

	% of sales			% change year-to-year
	2003	2004	2005	04/03	05/04
Net sales	100.0	100.0	100.0	6.6	3.5
Cost of sales	74.4	75.4	72.4	8.0	(0.6)

Gross profit	25.6	24.6	27.6	2.6	16.0
Selling, general and administrative expenses	17.8	15.0	19.0	(9.7)	30.9

Profit from operations	7.8	9.6	8.6	30.7	(7.3)
Interest and dividend income	0.5	0.4	0.5	(6.0)	31.0
Interest expense	(0.1)	(0.1)	(0.1)	—	—
Foreign currency transaction (losses) gains, net	(0.5)	(0.1)	0.2	—	—
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	0.3	0.2	(0.1)	(16.7)	—
Loss on impairment of investment in an affiliate	(0.5)	—	—	—	—
Losses on impairment of investment securities	(0.3)	(0.1)	0.0	—	—
Other, net	(0.1)	0.2	0.0	—	(74.5)

	(0.7)	0.5	0.5	—	8.0

Income before income taxes, minority interests and cumulative effect of change in accounting principle	7.1	10.1	9.1	51.3	(6.5)
Income taxes	3.1	4.4	4.9	53.5	16.2

Income before minority interests and cumulative effect of change in accounting principle	4.0	5.7	4.2	49.6	(24.2)
Minority interests	0.1	0.3	(0.3)	—	—

Income before cumulative effect of change in accounting principle	4.1	6.0	3.9	56.8	(32.6)
Cumulative effect of change in accounting principle	(0.3)	—	—	—	—

Net income	3.8	6.0	3.9	65.4	(32.6)

Segment Operations:

	(Yen in millions and U.S. dollars in thousands)
	2003	2004	2005	2005
Net sales:
Fine Ceramic Parts Group	¥64,333	¥68,758	¥73,711	$688,888
Semiconductor Parts Group	103,602	108,784	127,960	1,195,888
Applied Ceramic Products Group	70,932	78,287	93,879	877,374
Electronic Device Group	227,962	256,906	262,997	2,457,916
Telecommunications Equipment Group	292,703	302,787	250,918	2,345,028
Information Equipment Group	202,022	214,192	241,145	2,253,692
Optical Equipment Group	35,059	29,297	35,776	334,355
Others	85,084	100,505	118,040	1,103,177
Adjustments and eliminations	(11,927)	(18,702)	(23,771)	(222,159)

	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159

Operating profit:
Fine Ceramic Parts Group	¥9,674	¥10,239	¥11,535	$107,804
Semiconductor Parts Group	3,738	10,603	17,550	164,019
Applied Ceramic Products Group	5,385	10,297	17,129	160,084
Electronic Device Group	11,816	5,047	35,406	330,897
Telecommunications Equipment Group	18,314	5,082	(14,918)	(139,421)
Information Equipment Group	23,351	31,986	36,186	338,187
Optical Equipment Group	(1,645)	(5,826)	(15,387)	(143,804)
Others	7,412	9,683	13,019	121,673

	78,045	77,111	100,520	939,439
Corporate	(5,619)	34,871	8,683	81,149
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	3,092	2,575	(1,678)	(15,682)
Adjustments and eliminations	519	483	5	47

Income before income taxes	¥76,037	¥115,040	¥107,530	$1,004,953

Overview

Kyocera Corporation and its consolidated subsidiaries (Kyocera) produce and distribute various kinds of products for the telecommunications and information processing, environmental protection and quality of life markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active merger and acquisition activities, as well as applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets and digital still cameras. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group (formerly “Consumer-Related Products”), Electronic Device Group, Telecommunications Equipment Group, Information Equipment Group, Optical Equipment Group (formerly “Optical Instruments”) and Others. The net sales of these segments (including inter-segment net sales) accounted for 6.2%, 10.8%, 8.0%, 22.3%, 21.3%, 20.4%, 3.0% and 10.0%, respectively, of Kyocera’s total net sales for the fiscal year ended March 31, 2005 (fiscal 2005). Also, in fiscal 2005, net sales to Japan, the United States, Asia, Europe and Other accounted for 40.0%, 21.0%, 17.3%, 14.9% and 6.8%, respectively.

Kyocera derives a substantial portion of its revenue from sales of products and services in electronic equipment industries, including IT industries. In fiscal 2005, the business environment surrounding the components business, which includes Fine Ceramic Parts Group, Semiconductor Parts Group and Electronic Device Group, changed considerably from the first half of fiscal 2005 to the second half of fiscal 2005. Components demand for mobile phone handsets, computer equipment and digital consumer products, which showed strong growth in the first half of fiscal 2005, slowed down in the second half of fiscal 2005 as companies engaged in the manufacture of electronic equipment were forced to make production adjustments in order to reduce their inventories. Price declines of key components also accelerated in the second half of fiscal 2005 in accord with these factors. Similar product sales price declines were also seen in Kyocera’s finished products, particularly CDMA mobile phone handsets, Personal Handyphone System (PHS)-related products, information equipment such as printers and copiers, and digital still cameras.

Kyocera’s electronic equipment-related businesses were therefore faced with extreme difficult business environment in the second half of fiscal 2005. Nevertheless, businesses in non-electronic equipment-related industries made positive contributions to Kyocera’s consolidated results in fiscal 2005, in particular Applied Ceramic Products Group. Such areas included solar power generation systems spurred by rising environmental concerns and cutting tools for which demand increased considerably due to robust production activities at automobile manufacturers.

As a result of favorable market conditions in the first half of fiscal 2005, Kyocera enjoyed year-on-year increases in sales in Fine Ceramic Parts Group, Semiconductor Parts Group and in Electronic Device Group.

Sales in Applied Ceramic Products Group increased significantly compared with fiscal 2004. Meanwhile, sales in Information Equipment Group also increased due to steady growth in sales of monochrome copiers, printers and digital multifunction products (MFPs) in Europe.

Conversely, in Telecommunications Equipment Group, which develops, manufactures and sells products such as CDMA mobile phone handsets for Japan and the United States and PHS-related products for China, sales decreased compared with fiscal 2004. The main reasons for this decrease were intense price competition in these two product areas in Japan and overseas, and inventory reduction of PHS-related products in China.

In Optical Equipment Group, which includes digital still cameras and optical modules for camera-equipped mobile phone handsets as its key products, Kyocera decided to considerably downsize the digital still camera and conventional still camera businesses in fiscal 2005, which led to a marked decline in sales in the camera business. However, Kyocera also commenced the manufacture and sale of optical modules in fiscal 2005. Consequently, sales in Optical Equipment Group increased compared with fiscal 2004.

Net sales

In fiscal 2005, Kyocera’s net sales increased by ¥39,841 million ($372 million), or 3.5%, to ¥1,180,655 million ($11,034 million) compared with ¥1,140,814 million in fiscal 2004.

        The increase in net sales was due mainly to growth in demand for major components used in mobile phone handsets, computer-related equipment and digital consumer products, which boosted revenues from sales in Fine Ceramic Parts Group, Semiconductor Parts Group and Electronic Device Group in the first half of fiscal 2005. The business environment in the second half of fiscal 2005 changed considerably from the first half of fiscal 2005. Components demand for mobile phone handsets and digital consumer products slowed down, due to stagnant demand after Olympic Game and production adjustment for reducing inventories by set manufacturers in the second half of fiscal 2005. Total sales from Fine Ceramic Parts Group, Semiconductor Parts Group and Electronic Device Group amounted to ¥217,810 million ($2,036 million) in the second half of fiscal 2005, a decrease of ¥29,048 million ($271 million) or 11.8%, compared with ¥246,858 million ($2,307 million) in the first half of fiscal 2005. Full-year sales of these reporting segments increased by ¥30,220 million ($282 million), or 7.0%, to ¥464,668 million ($4,343 million) compared with ¥434,448 million in fiscal 2004.

Sales in Applied Ceramic Products Group and Information Equipment Group rose by boosting sales in new products through the year. Sales in Applied Ceramic Products Group increased by ¥15,592 million ($146 million), or 19.9% and sales in Information Equipment Group increase by ¥26,953 million ($252 million), or 12.6%, respectively.

Conversely, revenue from Telecommunications Equipment Group in fiscal 2005 decreased by ¥51,869 million ($485 million), or 17.1% compared with fiscal 2004, due to a delayed release of new CDMA mobile phone handsets to the North American market and stagnant demand for PHS-related products caused by inventory reduction in China.

Sales in Japan, which accounted for 40.0% of total net sales, increased by ¥15,610 million ($146 million), or 3.4%, to ¥472,417 million ($4,415 million) compared with ¥456,807 million in fiscal 2004. Kyocera’s sales in overseas markets, which accounted for 60.0% of total net sales, increased by ¥24,231 million ($226 million), or 3.5%, to ¥708,238 million ($6,619 million) compared with ¥684,007 million in fiscal 2004.

Sales in overseas markets are denominated primarily in U.S. dollars and the Euro. Compared with fiscal 2004, the yen appreciated against the U.S. dollar and depreciated against the Euro. In terms of net sales, the negative effects of the rising yen against the U.S. dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, consolidated net sales after translation into yen were pushed down by approximately ¥21,200 million ($198 million) compared with fiscal 2004.

Sales in Japan increased due mainly to a full year contribution from Kyocera Kinseki Corporation and Kyocera SLC Technologies Corporation, which were joined into consolidated subsidiaries in fiscal 2004 as well as boosted sales of semiconductor and LCD fabrication components, and solar modules and solar power generation systems. In addition, sales of optical modules for camera-equipped mobile phone handsets contributed for the first time in fiscal 2005, and resulted in a sales increase of Optical Equipment Group.

The weak yen against the Euro produced a positive impact on sales in Europe, and sales growth in Europe was stronger than in other overseas markets. Sales in Europe expanded by ¥18,921 million ($177 million), or 12.1%, to ¥175,850 million ($1,643 million) compared with ¥156,929 million in fiscal 2004, due to increased sales in Information Equipment Group and solar energy products supported by expansion of demand, particularly in Germany.

Sales in Asia rose by ¥9,546 million ($89 million), or 4.9%, to ¥203,848 million ($1,905 million) compared with ¥194,302 million in fiscal 2004. In fiscal 2004, Kyocera Corporation acquired 100% of the shares of Kyocera Kinseki Corporation and its consolidated subsidiaries (Kyocera Kinseki) and established new sales subsidiaries of AVX Corporation to pursue group synergies within Electronic Device Group and to expand this business. Synergy effects through these measures were evident in fiscal 2005, as sales of mobile phone handsets increased in India through active marketing by Kyocera Wireless Corp. and its consolidated subsidiaries (KWC).

Sales in the United States decreased by ¥2,993 million ($28 million), or 1.2%, to ¥248,333 million ($2,321 million) compared with ¥251,326 million in fiscal 2004, due mainly to downturn sales in Telecommunications Equipment Group.

Net sales by reporting segment

Fine Ceramic Parts Group

Sales in this segment increased by ¥4,953 million ($46 million), or 7.2%, to ¥73,711 million ($689 million) compared with ¥68,758 million in fiscal 2004. Particularly, components demand for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs grew favorably.

Semiconductor Parts Group

Sales in this segment increased by ¥19,176 million ($179 million), or 17.6%, to ¥127,960 million ($1,196 million) compared with ¥108,784 million in fiscal 2004. Sales of ceramic packages and organic packages used in mobile phone handsets and digital consumer products rose.

Applied Ceramic Products Group

Sales in this segment increased by ¥15,592 million ($146 million), or 19.9%, to ¥93,879 million ($877 million) compared with ¥78,287 million in fiscal 2004.

Sales of solar modules and solar power generation systems expanded in Europe and Japan. Sales of cutting tools for automotive industry also grew.

Electronic Device Group

Sales in this segment increased by ¥6,091 million ($57 million), or 2.4%, to ¥262,997 million ($2,458 million) compared with ¥256,906 million in fiscal 2004.

        A full year sales contribution from Kyocera Kinseki resulted in an increase in sales in this segment. Sales of thin-film devices also expanded considerably, as sales grew for LCDs both in Japan and overseas and for thermal printheads for digital photo printers.

In addition, sales at AVX Corporation and its consolidated subsidiaries (AVX), which account for approximately 53% of the net sales in this segment, and at Kyocera Kinseki grew steadily, supported by strong demand for digital consumer products through more active market environment for the electronic industry in the first half of fiscal 2005.

Telecommunications Equipment Group

Sales in this segment decreased by ¥51,869 million ($485 million), or 17.1%, to ¥250,918 million ($2,345 million) compared with ¥302,787 million in fiscal 2004.

Sales of mobile phone handsets decreased both in Japan and overseas. Sales at KWC declined due to a delayed launch of new CDMA handsets in the U.S. and intensified price competition of mobile phone handsets. Sales of mobile phone handsets in Japan also decreased, due to the delayed introduction of new models and negative impact of inventory reduction by a PDC carrier.

Sales of PHS-related products dropped due to inventory reduction in China.

Information Equipment Group

Sales in this segment increased by ¥26,953 million ($252 million), or 12.6%, to ¥241,145 million ($2,254 million) compared with ¥214,192 million in fiscal 2004.

This increase was due to expanded sales of mid- and high-speed digital MFPs and the sales contribution of new models, such as low- and mid- speed models in Europe.

Optical Equipment Group

Sales in this segment increased by ¥6,479 million ($61 million), or 22.1%, to ¥35,776 million ($334 million) compared with ¥29,297 million in fiscal 2004.

In this segment, Kyocera decided to downsize the camera business and focus on optical components business. As a result, sales of digital still cameras dropped. However, sales of optical modules used in mobile phone handsets contributed to sales for the first time, which resulted in year-on-year growth in this segment. Optical modules sales accounted for approximately 40% of sales in this segment.

Others

Sales in this segment increased by ¥17,535 million ($164 million), or 17.4%, to ¥118,040 million ($1,103 million) compared with ¥100,505 million in fiscal 2004.

Sales in Kyocera Communication Systems Co., Ltd and its consolidated subsidiaries (KCCS), which accounts for approximately 61% of this segment net sales, increased due to a growth in sales of telecommunications engineering and data center businesses.

Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) increased sales due to the steady growth of flexible printed circuit boards, molding dies of components for automobiles and casting resin.

Cost of sales and gross profit

In fiscal 2005, cost of sales decreased by ¥5,157 million ($48 million), or 0.6%, to ¥855,067 million ($7,991 million) from ¥860,224 million in fiscal 2004. Raw material costs of ¥386,262 million ($3,610 million) accounted for 45.2%, and labor costs of ¥158,427 million ($1,481 million) accounted for 18.5%. The ratio of cost of sales to net sales was 72.4%, a decrease of 3.0 points compared with 75.4% in fiscal 2004. In fiscal 2004, cost of sales contained a write-down amounting to ¥10,351 million of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX, labor costs totaling ¥13,735 million related to the transfer of the substitutional portion of Employee Pension Funds (EPF) of Kyocera Corporation and Kyocera Mita Corporation and its consolidated subsidiaries (KMC) to the Japanese government, and a reduction of labor costs of ¥2,821 million by the withdrawal from EPF at KCC.

Aside from the special factors stated above, cost of sales in fiscal 2005 substantially increased due to increases of sales in Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group, Electronic Device Group, Information Equipment Group, and Optical Equipment Group.

In fiscal 2005, Kyocera recorded ¥5,421 million ($51 million) as restructuring costs in Telecommunications Equipment Group and Optical Equipment Group. In Optical Equipment Group, losses of ¥4,918 million ($46 million) related to reduction of inventories, were recorded to downsize the camera business. In Telecommunications Equipment Group, restructuring charges of ¥503 million ($5 million) were recorded at KWC with the transfer of production to Mexico, where more cost-effective labor is possible.

As a result, gross profit increased by ¥44,998 million ($421 million), or 16.0%, in fiscal 2005 to ¥325,588 million ($3,043 million) from ¥280,590 million in fiscal 2004. The gross profit ratio increased by 3.0 point from 24.6% to 27.6%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2005 increased by ¥52,992 million ($495 million), or 30.9%, to ¥224,620 million ($2,099 million) compared with ¥171,628 million in fiscal 2004. Labor cost was ¥111,461 million ($1,042 million), or 49.6% of total SG&A, sales promotion and advertising cost was ¥39,175 million ($366 million), or 17.4% of total SG&A. The proportion of SG&A expenses to net sales rose by 4.0 points to 19.0% in fiscal 2005 compared with 15.0% in fiscal 2004. The transfer of the substitutional portion of EPF of Kyocera Corporation and KMC resulted in the deduction of SG&A expenses of ¥32,652 million, while the withdrawal from EPF at KCC resulted in a deduction of ¥3,132 million in fiscal 2004.

        Excluding the special items above, the increase in SG&A expenses in fiscal 2005 reflected an increase in costs associated with aggressive R&D activities and an increase in advertising expenses, mainly at KMC.

As a result, profit from operations decreased by ¥7,994 million ($75 million), or 7.3%, to ¥100,968 million ($944 million) compared with ¥108,962 million in fiscal 2004. The gross margin fell by 1.0 point to 8.6% in fiscal 2005 compared with 9.6% in fiscal 2004.

Interest and dividend income

Interest and dividend income in fiscal 2005 increased by ¥1,513 million ($14 million), or 31.0%, to ¥6,396 million ($60 million) compared with ¥4,883 million in fiscal 2004. This was mainly because KDDI Corporation (KDDI) increased its corporate dividend per share thanks to favorable business performance, thus increasing dividend income on Kyocera’s investments in KDDI. Kyocera has an investment policy ensuring low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profitability.

Interest expense

Interest expense in fiscal 2005 decreased by ¥11 million ($0 million), or 0.9%, to ¥1,275 million ($12 million) compared with ¥1,286 million in fiscal 2004. The Japanese financial market was still in a low-interest climate, therefore there was no material fluctuation in interest expense.

Foreign currency translation

During fiscal 2005, the yen appreciated by ¥5, or 4.4%, against the U.S. dollar and depreciated by ¥2, or 1.5%, against Euro compared with fiscal 2004, respectively. At March 31, 2005, the yen depreciated by ¥1, or 0.9%, against the U.S. dollar and depreciated by ¥10, or 7.8%, against Euro compared with at March 31, 2004, respectively. The net effect of foreign currency fluctuations was a gain of ¥2,618 million ($24 million).

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2005, Kyocera’s earnings or losses on equity method investments resulted in losses of ¥1,678 million ($16 million), a fall of ¥4,253 million ($40 million), compared with earnings of ¥2,575 million in fiscal 2004. Kyocera’s equity in earnings or losses of affiliates and unconsolidated subsidiaries in fiscal 2005 was derived mainly from interests in WILLCOM, INC. (WILLCOM) and Taito Corporation (Taito).

Kyocera Corporation owned a 13.33% interest in WILLCOM, formerly DDI Pocket, Inc. (DDI Pocket) and changed its name in February 2005. WILLCOM operates a PHS business. In October 2004, Kyocera purchased an additional 16.67% ownership interest for ¥9,993 million ($93 million) to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera Corporation accounts for its investment by the equity method. As WILLCOM recorded a net loss due to an increase in operating costs related to its business expansion in fiscal 2005, Kyocera recorded a loss on its equity method investment in WILLCOM.

Kyocera Corporation owns a 36.02% interest in Taito, a major affiliate which operates in the electronic amusement business. In fiscal 2005, Taito’s net income decreased compared with fiscal 2004 due to a sluggish sales of home-use game machines, an additional investment in production facilities for game machines and costs of opening new game arcades, in spite of an increase in sales of commercial-use game machines. As a result, Kyocera’s earning on its equity method investment in Taito decreased.

In fiscal 2005, losses on impairment of investment securities amounted to ¥132 million ($1 million), a decrease of ¥898 million ($8 million), compared with ¥1,030 million in fiscal 2004. Losses recorded in fiscal 2005 and fiscal 2004 were due mainly to management’s estimation that certain non-public companies in which Kyocera invested would still need considerable time to recover profitability in their operating activities.

Income before income taxes

In fiscal 2005, Kyocera recorded an increase in operating profit due to higher sales, especially in the components business, and to various cost-reduction activities. In contrast, however, a significant decrease in profits was recorded in the equipment business. Despite higher revenues from sales of Information Equipment Group, such as digital MFPs, Telecommunications Equipment Group slumped due to repair costs for defective products, and restructuring charges were recorded in line with the policy to downsize the camera business. Consequently, income before income taxes decreased by ¥7,510 million ($70 million), or 6.5%, to ¥107,530 million ($1,005 million) compared with ¥115,040 million in fiscal 2004. In fiscal 2004 Kyocera also recorded a settlement gain of ¥18,917 million for a substitutional portion of EPF and ¥5,953 million of a withdrawal gain of EPF at a subsidiary.

Operating profit by reporting segment

Fine Ceramic Parts Group

Operating profit in this segment increased by ¥1,296 million ($12 million) or 12.7%, to ¥11,535 million ($108 million) compared with ¥10,239 million in fiscal 2004. This was due primarily to improvement of manufacturing efficiency by higher sales of fine ceramic components used in semiconductor and LCD fabrication equipment and sapphire substrates.

Semiconductor Parts Group

Operating profit in this segment increased by ¥6,947 million ($65 million) or 65.5%, to ¥17,550 million ($164 million) compared with ¥10,603 million in fiscal 2004. This was due primarily to improved capacity utilization by higher sales of ceramic packages used in mobile phone handsets, and due to reduced costs through the utilization of China-based production facilities.

Applied Ceramic Products Group

Operating profit in this segment increased by ¥6,832 million ($64 million) or 66.3%, to ¥17,129 million ($160 million) compared with ¥10,297 million in fiscal 2004. Sales in the solar energy business increased steadily supported by a rising global orientation towards clean energy. Meanwhile, profit in this business also grew as Kyocera reduced costs through the utilization of China-based production facilities established in fiscal 2004. Brisk markets led to increases in both sales and profits of cutting tools and dental and orthopedic implants.

Electronic Device Group

Operating profit in this segment increased by ¥30,359 million ($284 million) or 601.5%, to ¥35,406 million ($331 million) compared with ¥5,047 million in fiscal 2004.

In fiscal 2004, AVX wrote down ¥10,351 million of inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 million associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions.

In fiscal 2005, despite deterioration in the markets for capacitors and connectors in the second half, the absence of large-scale write-downs and restructuring charges that were evident in fiscal 2004, together with improved productivity culminated in the considerable increase in profit.

Telecommunications Equipment Group

Operating profit in this segment substantially decreased by ¥20,000 million ($187 million) to a loss of ¥14,918 million ($139 million) compared with income of ¥5,082 million in fiscal 2004. This decrease was due to significant operating losses recorded at KWC.

KWC recorded significant losses due to decline in market prices, some defective products, and relocation cost of production sites.

Furthermore, repair cost for defective software and delay of market introduction of new products in Japan also led to losses.

Information Equipment Group

Operating profit in this segment increased by ¥4,200 million ($39 million) or 13.1%, to ¥36,186 million ($338 million) compared with ¥31,986 million in fiscal 2004. This increase was due primarily to steady sales growth of digital MFPs and an increase in sales of high-value-added products. Lower costs achieved through a China-based production facility also contributed to the increase in operating profit.

Optical Equipment Group

Operating loss in this segment increased by ¥9,561 million ($89 million) to ¥15,387 million ($144 million) compared with a loss of ¥5,826 million in fiscal 2004. This reflected higher costs associated with the launch of the optical module business in fiscal 2005 than expected, and restructuring charges related to the downsizing of the camera business in fiscal 2005.

Others

Operating profit in this segment increased by ¥3,336 million ($31 million) or 34.5%, to ¥13,019 million ($122 million) compared with ¥9,683 million in fiscal 2004. This was due primarily to increased earnings in KCCS, arising from improved development efficiency and lower cost, as well as increased sales in KCC, especially in the businesses related to flexible printed circuit boards.

Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as litigation expenses or losses on impairment of investment securities.

In fiscal 2005, Kyocera recorded Corporate income of ¥8,683 million ($81 million). This represented a decrease of ¥26,188 million ($245 million), or 75.1%, compared with Corporate income of ¥34,871 million in fiscal 2004. The main contributors in fiscal 2005 were interest and dividends. The income in fiscal 2004 included ¥18,917 million of a settlement gain for a substitutional portion of EPF, ¥5,953 million of a withdrawal gain of EPF at a subsidiary, and ¥2,284 million of a gain on reversal of excess accruals resulting from a settlement of litigation in the LaPine Case. As a result, Corporate gain decreased markedly compared with fiscal 2004.

Taxes

Current and deferred income taxes in fiscal 2005 increased by ¥8,170 million ($76 million), or 16.2%, to ¥58,480 million ($547 million) compared with ¥50,310 million in fiscal 2004. The effective tax rate of 54.4% in fiscal 2005 was 10.7 point higher than 43.7% in fiscal 2004. Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for five years from the year ended March 31, 1999 through the year ended March 31, 2003, and this resulted in additional current income taxes of ¥12,748 million ($119 million). Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Minority interests

Minority interests are principally related to AVX, which accounted for an approximately 30% minority ownership interest in fiscal 2005. Minority interests decreased by ¥6,498 million ($61 million) to a loss in minority interests of ¥3,142 million ($29 million), compared with a gain in minority interests of ¥3,356 million in fiscal 2004. This was mainly due to an increase in AVX’s net income because AVX recorded onetime charges related to a write-down of inventories and restructuring activities in fiscal 2004, and there were no such costs in fiscal 2005.

Liquidity and Capital Resources:

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2005 decreased by ¥49,239 million ($460 million), or 2.7%, to ¥1,745,519 million ($16,313 million), compared with ¥1,794,758 million at March 31, 2004. Cash and cash equivalents decreased by ¥50,540 million ($472 million), or 14.0%, to ¥310,592 million ($2,903 million), due mainly to purchases of government bonds and deposits with over 3 months original maturities.

Short-term investments increased by ¥31,083 million ($290 million), or 806.3%, to ¥34,938 million ($327 million), due mainly to increases in deposits with over 3 months original maturities and bonds matured within one year which were reclassified from securities and other investments.

Short-term and long-term finance receivables decreased by ¥51,837 million ($484 million), or 32.6%, to ¥107,228 million ($1,002 million), due mainly to collection of large-lot loans by Kyocera Leasing Co., Ltd. (KLC). Short-term and long-term finance receivables also included finance lease receivables.

Inventories increased by ¥16,217 million ($152 million), or 8.2%, to ¥213,411 million ($1,994 million). This was due mainly to increases in inventories held at March 31, 2005 by KMC associated with large orders, mainly in Europe, and by AVX associated with increased sales.

Securities and other investments increased by ¥341 million ($3 million). An increase by purchases of government bonds was offset by a decrease in market value at March 31, 2005 of KDDI stock and other equity securities compared with March 31, 2004.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥4,477 million ($42 million), or 1.8%, to ¥258,997 million ($2,421 million). Capital expenditures in fiscal 2005 were ¥63,176 million ($590 million) and depreciation in fiscal 2005 was ¥58,790 million ($549 million).

Kyocera’s total liabilities at March 31, 2005 decreased by ¥80,881 million ($756 million), or 13.7%, to ¥510,186 million ($4,768 million), compared with ¥591,067 million at March 31, 2004.

Total debt, comprised of short-term borrowings and long-term debt including due within one year, decreased by ¥55,781 million ($521 million), or 27.9%, to ¥144,164 million ($1,347 million), due mainly to debt repayments by KLC and KMC.

Trade notes and accounts payable decreased by ¥23,887 million ($223 million), or 21.6%, to ¥86,872 million ($812 million), due mainly to decreases of orders and production in Telecommunications Equipment Group in Kyocera Corporation and KWC.

Minority interests in subsidiaries, principally AVX, increased by ¥7,244 million ($68 million), or 13.6%, to ¥60,482 million ($565 million), compared with ¥53,238 million at March 31, 2004. This was due mainly to an establishment of Japan Medical Materials Corporation on September 1, 2004 by Kyocera Corporation and Kobe Steel, Ltd. and the profit recorded by AVX in fiscal 2005, in contrast to losses recorded in fiscal 2004.

Total stockholders’ equity at March 31, 2005 increased by ¥24,398 million ($228 million), or 2.1%, to ¥1,174,851 million ($10,980 million), compared with ¥1,150,453 million at March 31, 2004. Retained earnings at March 31, 2005 increased by ¥34,659 million ($324 million), or 3.9%, due to net income for fiscal 2005 of ¥45,908 million ($429 million) offset by cash dividend payments of ¥11,249 million ($105 million).

Accumulated other comprehensive income decreased by ¥10,207 million ($95 million), or 46.3%, to ¥11,839 million ($111 million). Net unrealized gains on securities decreased by ¥16,780 million ($157 million), or 28.3%, due mainly to a decrease in market value at March 31, 2005 of KDDI stock and other equity securities compared with March 31, 2004. Foreign currency translation adjustments increased by ¥6,704 million ($63 million), or 18.8% due to the depreciation of the yen against Euro.

The stockholders’ equity ratio at March 31, 2005 was 67.3%, an increase of 3.2 points compared with 64.1% at March 31, 2004.

Cash flow

	(Yen in millions and U.S. dollars in thousands)
	2004	2005	2005
Cash flows from operating activities	¥62,575	¥145,523	$1,360,028
Cash flows from investing activities	29,581	(132,494)	(1,238,262)
Cash flows from financing activities	(20,422)	(67,344)	(629,383)
Cash and cash equivalents at end of year	361,132	310,592	2,902,729

Net cash provided by operating activities in fiscal 2005 increased by ¥82,948 million ($775 million), or 132.6%, to ¥145,523 million ($1,360 million) from ¥62,575 million in fiscal 2004. This was due to a significant decrease in receivables by collection, including short-term finance receivables, although net income decreased by ¥22,178 million ($207 million), or 32.6%, to ¥45,908 million ($429 million) compared with fiscal 2004. KLC which provides financial services collected large-lot loans, and these collections resulted in the decrease in receivables. In addition, due to the settlement regarding LaPine Case of ¥35,454 million in fiscal 2004, net cash provided by operating activities in fiscal 2005 increased compared with fiscal 2004. A decrease in notes and accounts payable due to decreases of production in Telecommunications Equipment Group offset an increase of net cash provided by operating activities.

Net cash used in investing activities in fiscal 2005 increased by ¥162,075 million ($1,515 million) to ¥132,494 million ($1,238 million) from net cash provided by investing activities of ¥29,581 million in fiscal 2004. This was due mainly to increases in purchases of government bonds and deposits of negotiable certificate of deposits in consideration of market trends and current and future financial position according to our investment policy. In addition, in fiscal 2005, there was no cash inflow from withdrawal of restricted cash for settlement regarding LaPine Case.

Net cash used in financing activities in fiscal 2005 increased by ¥46,922 million ($439 million), or 229.8%, to ¥67,344 million ($629 million) from ¥20,422 million in fiscal 2004. This was due mainly to a decrease in proceeds from issuance of long-term debt and an increase in repayments of long-term debt.

The yen’s depreciation against the U.S. dollar and Euro in a comparison of translation rate at March 31, 2004 and 2005 resulted in increases in cash and cash equivalents of ¥3,775 million ($35 million).

At March 31, 2005, cash and cash equivalents totaled ¥310,592 million ($2,903 million). This represented a decrease of ¥50,540 million ($472 million), or 14.0%, from ¥361,132 million at March 31, 2004. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as U.S. dollar.

Capital resources

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2005, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥144,164 million ($1,347 million). The ratio to total assets of 8.3% was still at a low level of dependence. Most borrowings were denominated in yen but certain borrowings were denominated in foreign currencies, such as the U.S. dollar. Details of these borrowings are described in “Contractual obligations.”

At March 31, 2005, Kyocera’s working capital totaled ¥551,218 million ($5,152 million), a decrease of ¥5,839 million ($55 million), or 1.0%, from ¥557,057 million at March 31, 2004. This was due mainly to decreases in cash and cash equivalents as a result of purchases of government bonds and negotiable certificate of deposits in consideration of the current and future financial position in accordance with our investment policy, and in notes and accounts payable as a result of decreases of orders and production in Telecommunications Equipment Group. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2005 was ¥145,523 million ($1,360 million) and cash and cash equivalents at March 31, 2005 was ¥310,592 million ($2,903 million). In Kyocera’s opinion, working capital is sufficient for present and predictable future requirements.

Capital expenditures in fiscal 2005 increased by ¥8,239 million ($77 million), or 15.0%, to ¥63,176 million ($590 million) from ¥54,937 million in fiscal 2004. R&D expenditures increased by ¥7,768 million ($73 million), or 16.7%, to ¥54,398 million ($508 million) from ¥46,630 million in fiscal 2004. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2006, Kyocera projects total capital expenditures to be approximately ¥100,000 million ($935 million). Kyocera plans to invest in new factories and facilities mainly to expand business of organic packages, ceramic parts for LCD fabrication equipment, solar cells and modules, and LCDs for industrial equipment, and to commercialize the organic electroluminescent display business.

For fiscal 2006, Kyocera projects total R&D expenditures to be approximately ¥53,000 million ($495 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and develop its business in a dynamic manner in response to changes in the operating environment.

        In fiscal 2005, Kyocera Corporation paid cash dividends totaling ¥11,249 million ($105 million), 60 yen (0.6 dollar) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 28, 2005 for the payment of year-end dividends totaling ¥9,374 million ($88 million), 50 yen (0.5 dollar) per share, on June 29, 2005 to all stockholders of record on March 31, 2005.

Kyocera believes cash in hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2006. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by an equity ratio to assets of 67.3% at March 31, 2005, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Contractual obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2005. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Contractual obligations	(Yen in millions)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	¥66,556	¥—	¥—	¥—	¥66,556
Long-term debt (including due within one year) (A)	44,051	28,757	2,500	2,300	77,608
Supply agreement material used in operation (B)	5,904	—	—	—	5,904
Operating Leases	6,705	8,981	2,353	3,075	21,114
Obligations for the acquisition or construction of property, plant and equipment	20,405	—	—	—	20,405

Total Contractual Obligations	¥143,621	¥37,738	¥4,853	¥5,375	¥191,587

Contractual obligations	(U.S. dollars in thousands)
	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings (A)	$622,019	$—	$—	$—	$622,019
Long-term debt (including due within one year) (A)	411,691	268,757	23,365	21,495	725,308
Supply agreement material used in operation (B)	55,178	—	—	—	55,178
Operating Leases	62,663	83,935	21,991	28,738	197,327
Obligations for the acquisition or construction of property, plant and equipment	190,701	—	—	—	190,701

Total Contractual Obligations	$1,342,252	$352,692	$45,356	$50,233	$1,790,533

(A) At March 31, 2005, Kyocera’s contractual obligations mainly comprised of short-term borrowings and long-term debt including due within one year, which amounted to ¥66,556 million ($622 million) and ¥77,608 million ($725 million), respectively. Approximately 80% of those debts were attributable to KMC and KLC. KLC provides financial services such as credit financing and leasing. Due to the nature of its operations, KLC had ¥48,913 million ($457 million) of short-term borrowings and ¥47,671 million ($446 million) of long-term debt from banks and other financial institutions at March 31, 2005 as the primary source of funding for operating its business.

(B) AVX has a supply agreement for a significant portion of its anticipated material used in operation in its ordinary course of business.

Significant customer

In fiscal 2005, Kyocera’s sales to KDDI amounted to ¥89,937 million ($841 million), or 7.6% of consolidated net sales. As KDDI sold its PHS business in October 2004, Kyocera’s sales of PHS-related products has not been included its sales to KDDI since then. In addition, Kyocera’s sales of mobile phone handsets to KDDI decreased.

KDDI provides telecommunication services, and Kyocera sells mainly telecommunications equipment to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2005, Kyocera Corporation’s equity interest in KDDI was 13.5%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain a significant customer in the future.

Investment in WILLCOM, INC.

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI and DDI Pocket reached an agreement that a consortium of Carlyle, Kyocera and KDDI would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business, the name of which was changed to WILLCOM in February 2005, was invested 30% by Kyocera. In cooperation with WILLCOM, Kyocera will endeavor to expand sales in its PHS-related business by carving out new markets in Japan as well as overseas.

Restructuring activities

In fiscal 2005, Kyocera recorded ¥7,369 million ($69 million) of restructuring costs which consisted of ¥6,866 million ($64 million) related to the structural reform of Optical Equipment Group and ¥503 million ($5 million) related to the reform of Telecommunications Equipment Group.

Structural reform in Optical Equipment Group was focused on downsizing the camera business. Since the acquisition of Yashica Co., Ltd. in 1983, Kyocera has advanced its optical instruments business centered on the camera business under the CONTAX, KYOCERA and YASHICA brands. With the shift from still to digital cameras in the camera market in 2004, Kyocera pushed ahead with the production and sale of digital cameras best suited to consumer needs. The digital camera market has expanded considerably on a global scale, however, and because the optical instruments business was unable to achieve sufficient cost reductions to counter the ensuing intense cost competition with competitors, it was forced into a difficult business situation. As a result of extensive investigation into how to effectively utilize management resources under the policies of “business selection and concentration” and “high-value-added diversification,” Kyocera decided to significantly downsize Optical Equipment Group in fiscal 2005.

As part of the program to scale back this business, Kyocera decided to close two overseas sales companies, Yashica Kyocera GmbH Group and Kyocera Optics Inc., during fiscal 2005. Costs associated with the closure of two overseas sales companies amounted to ¥3,285 million ($31 million), including expenses mainly related to headcount reductions.

In addition to the closure of overseas sales companies, a further ¥3,581 million ($33 million) in restructuring losses in fiscal 2005 was spent to downsize the domestic camera business. This included the implementation of sales promotions to reduce inventory.

Kyocera also recorded ¥503 million ($5 million) as restructuring costs in connection with transferring production in Telecommunications Equipment Group. This amount was primarily used on the reduction at KWC in line with the transfer of production to Mexico, where more cost-effective labor is available. The purpose of this move is to reduce costs in response to cost competition from rival companies. In order to further lower cost, KWC considered selling the manufacture division and devoting itself to sales, marketing and R&D.

Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments and Filing Complaint against it

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million ($228 million) and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million ($119 million).

Kyocera recognized this amount of ¥12,748 million ($119 million) as current income taxes in its consolidated statement of income for the year ended March 31, 2005, and made cash payments of ¥8,631 million ($81 million) on March 29, 2005 and ¥4,117 million ($38 million) on April 28, 2005.

On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

Settlement of LaPine Case in Fiscal 2004:

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorney’s fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331.5 million pursuant to this settlement and recorded ¥35,454 million as cash payment in its consolidated financial statements in fiscal 2004.

Kyocera had recognized a provision for accrued litigation expenses as cost of sales in fiscal 2004. The excess accrual of ¥2,284 million was reversed as a reduction of cost of sales to account for the difference between accrued litigation expenses and the cash settlement in fiscal 2004.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities in Fiscal 2004:

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF upon approval by the Ministry of the Health, Labor and Welfare in Japan.

Kyocera Corporation and KMC adopted Emerging Issues Task Force (EITF) Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million of a settlement gain for the substitutional portion of EPF. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this annual report.

Critical Accounting Policies and Estimates

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

A substantial portion of allowances for doubtful accounts is recorded with respect to finance receivables of KLC, in Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, KLC sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. KLC continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2005, KLC had ¥14,919 million ($139 million) of allowances for doubtful accounts against ¥122,084 million ($1,141 million) of finance receivables, which comprise over 70% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months.

In fiscal 2005, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥10,405 million ($97 million). The amounts of these inventory write-downs by reporting segments appear in Note 18 to The Consolidated Financial Statements included in this annual report. A large portion of these inventory write-downs arose from inventories of mobile handsets, information equipment and optical instruments. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives. In the optical instruments business and the telecommunications equipment business, Kyocera implemented structural reforms to improve future profitability and recognized inventory write-downs or losses on disposal based on business plans.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect all segments except Others. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods.

In fiscal 2005, Kyocera recognized losses on impairment of investment securities amounting to ¥132 million ($1 million), which was attributable mainly to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2005, the unrealized gain of ¥55,056 million ($515 million) on KDDI shares held by Kyocera Corporation decreased compared with that of ¥87,125 million at March 31, 2004 reflecting a fluctuation of the market price of the KDDI shares during fiscal 2005. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to The Consolidated Financial Statements in this annual report.

Impairment of long-lived assets

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment periodically.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

In fiscal 2005, Kyocera did not recognize any losses on impairment of long-lived assets or intangible assets with definite useful lives.

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. The impairment review of goodwill and other intangible assets conducted by Kyocera in fiscal 2003 indicated that there was an impairment loss on goodwill within the Applied Ceramic Products Group related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), a U.S. subsidiary, which manufactures and sells micro drills for the information technology industry. A consolidated impairment loss of ¥3,175 million was booked as a cumulative effect of change in accounting principle. With the assistance of a third-party appraiser, Kyocera arrived at the implied fair value of goodwill using the discounted cash flow methodology, taking into the account sluggishness in KTC’s markets.

Kyocera also undertook a review for impairment of goodwill and other intangible assets in fiscal 2005. The results of this review revealed no indications of any impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2005, deferred tax assets amounted to ¥78,819 million ($737 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2005. In fiscal 2005, a U.S. subsidiary recorded a valuation allowance for its deferred tax assets based on expected recoverability of those assets considering current operating conditions.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary.

If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets and, a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF. Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 million of a settlement gain for the substitutional portion of EPF. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 million and plan assets decreased by ¥29,493 million, respectively. This decrease in projected benefit obligation is particularly considered to lead to a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to The Consolidated Financial Statements included in this annual report.

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future.

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunication equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by KLC, a wholly-owned subsidiary of Kyocera. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

New Accounting Standards:

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF Issue No. 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF Issue No. 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF Issue No. 03-01 were effective December 31, 2003. The accounting guidance of EITF Issue No. 03-01 was effective in reporting periods beginning after June 15, 2004. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that begins after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R and Kyocera plans to adopt SFAS No. 123R effective fiscal 2007. Kyocera has not completed its evaluation of the effect that SFAS No. 123R will have, but the believes that the effect will be consistent with the pro forma disclosures. Detailed information is described in Note 1: “Stock-Based Compensation” included in this annual report.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. Kyocera will be required to adopt SFAS No. 153 on July 1, 2005, and believes the adoption of SFAS No. 153 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Kyocera is currently evaluating the impact of FIN No. 47 on its consolidated results of operations and financial position.

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, that Kyocera may identify and record in a future period.

Quantitative and Qualitative Disclosures about Market Risk:

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2005, when compared to March 31, 2004.

In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign Exchange Risk:

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2005, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	US$/STG
Contract amounts	¥40,501	¥39,233	¥15,462
Fair value	(585)	(784)	(59)
Weighted average contractual rates	136.457	104.858	1.885

	Yen in millions (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	CZK/STG		Yen/ US$
Contract amounts	¥2,150		¥1,131
Fair value	(11)		(17)
Weighted average contractual rates	43.160		104.771

	U.S. dollars in thousands (Pay/Receive)
Forward exchange contracts to sell foreign currencies	Euro/Yen	US$/Yen	US$/STG
Contract amounts	$378,514	$366,664	$144,505
Fair value	(5,467)	(7,327)	(551)

	U.S. dollars in thousands (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	CZK/STG		Yen/US$
Contract amounts	$20,093		$10,570
Fair value	(103)		(159)

Interest Rate Risk:

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amount, weighted average interest rates by expected (contracted) maturity dates, and fair value. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)								(Yen in millions)
	Average interest rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Other finance receivables	3.64%	¥37,863	11,983	1,139	347	1,415	48,274	¥101,021	¥101,081

Long-term debt (including due within one year)								(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Loans, principally from banks	1.10%	¥44,051	17,026	11,731	1,133	1,367	2,300	¥77,608	¥77,950

Interest rate swaps									(Yen in millions)
	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
Notional principal amount			2006	2007	2008	2009	2010	Thereafter
(Variable to Fixed)
¥19,496	0.17%	1.94%	¥6,496	—	—	13,000	—	—	¥19,496	¥(969)

Other finance receivables (including due within one year)								(U.S. dollars in thousands)
	Average interest rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Other finance receivables	3.64%	$353,860	111,990	10,645	3,243	13,224	451,159	$944,121	$944,682

Long-term debt (including due within one year)								(U.S. dollars in thousands)
	Average pay rate	Expected maturity date						Total	Fair value
		2006	2007	2008	2009	2010	Thereafter
Loans, principally from banks	1.10%	$411,691	159,121	109,636	10,589	12,776	21,495	$725,308	$728,504

Interest rate swaps									(U.S. dollars in thousands)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2006	2007	2008	2009	2010	Thereafter
(Variable to Fixed)
$182,206	0.17%	1.94%	$60,710	—	—	121,496	—	—	$182,206	$(9,056)

Equity Price Risk:

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity.

Gross unrealized gains on marketable equity securities, which were ¥71,448 million ($668 million), included ¥55,056 million ($515 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 4 to The Consolidated Financial Statements included in this annual report.

Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,717 million, ¥695 million and ¥1 million ($0 million), respectively. At March 31, 2005, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2005
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥14,606	¥14,318	$136,504	$133,813
Due after 1 year to 5 years	60,787	60,971	568,103	569,823
Due after 5 years	517	513	4,832	4,794
Equity securities	272,006	343,208	2,542,112	3,207,551

	¥347,916	¥419,010	$3,251,551	$3,915,981

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2004 and 2005

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

ASSETS	2004	2005	2005
Current assets:
Cash and cash equivalents (Note 13)	¥361,132	¥310,592	$2,902,729
Short-term investments (Notes 4 and 13)	3,855	34,938	326,523
Trade receivables (Notes 7 and 9):
Notes	33,801	29,552	276,187
Accounts	207,583	201,374	1,882,000
Short-term finance receivables (Notes 5, 9 and 13)	70,553	40,801	381,318

	311,937	271,727	2,539,505
Less allowances for doubtful accounts and sales returns	(8,468)	(7,981)	(74,589)

	303,469	263,746	2,464,916
Inventories (Notes 6 and 9)	197,194	213,411	1,994,496
Deferred income taxes (Note 16)	34,957	38,659	361,299
Other current assets	33,089	34,229	319,897

Total current assets	933,696	895,575	8,369,860

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	24,054	30,623	286,196
Securities and other investments (Notes 4 and 13)	430,096	430,437	4,022,776

	454,150	461,060	4,308,972
Long-term finance receivables (Notes 5, 9 and 13)	88,512	66,427	620,813
Property, plant and equipment, at cost (Note 9):
Land	54,867	55,210	515,981
Buildings	217,216	225,964	2,111,813
Machinery and equipment	622,721	656,780	6,138,131
Construction in progress	10,384	14,384	134,430

	905,188	952,338	8,900,355
Less accumulated depreciation	(650,668)	(693,341)	(6,479,822)

	254,520	258,997	2,420,533
Goodwill (Note 8)	25,254	28,110	262,710
Intangible assets (Note 8)	16,645	15,847	148,103
Other assets	21,981	19,503	182,271

	¥1,794,758	¥1,745,519	$16,313,262

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2004	2005	2005
Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥84,815	¥66,556	$622,019
Current portion of long-term debt (Notes 9 and 13)	44,522	44,051	411,691
Notes and accounts payable:
Trade	110,759	86,872	811,888
Other	38,115	34,690	324,206
Accrued liabilities:
Payroll and bonus	34,161	34,821	325,430
Income taxes	19,054	31,180	291,402
Other	28,665	28,849	269,617
Other current liabilities	16,548	17,338	162,037

Total current liabilities	376,639	344,357	3,218,290

Long-term debt (Notes 9 and 13)	70,608	33,557	313,617
Accrued pension and severance liabilities (Note 10)	38,620	31,166	291,271
Deferred income taxes (Note 16)	98,791	96,345	900,421
Other non-current liabilities	6,409	4,761	44,495

Total liabilities	591,067	510,186	4,768,094

Minority interests in subsidiaries	53,238	60,482	565,252
Commitments and contingencies (Note 14)
Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares; Issued 191,309 shares	115,703	115,703	1,081,336
Additional paid-in capital	162,091	162,061	1,514,589
Retained earnings	881,969	916,628	8,566,617
Accumulated other comprehensive income	22,046	11,839	110,645
Common stock in treasury, at cost (Note 11): 3,825 shares at March 31, 2004 and 3,828 shares at March 31, 2005	(31,356)	(31,380)	(293,271)

Total stockholders’ equity	1,150,453	1,174,851	10,979,916

	¥1,794,758	¥1,745,519	$16,313,262

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2003	2004	2005	2005
Net sales (Note 7)	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159
Cost of sales	796,258	860,224	855,067	7,991,280

Gross profit	273,512	280,590	325,588	3,042,879
Selling, general and administrative expenses	190,124	171,628	224,620	2,099,253

Profit from operations	83,388	108,962	100,968	943,626
Other income (expenses):
Interest and dividend income	5,194	4,883	6,396	59,776
Interest expense (Note 12)	(1,432)	(1,286)	(1,275)	(11,916)
Foreign currency transaction (losses) gains, net (Note 12)	(5,405)	(1,546)	2,618	24,467
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Note 7)	3,092	2,575	(1,678)	(15,682)
Loss on impairment of investment in an affiliate	(5,159)	—	—	—
Losses on impairment of investment securities	(2,883)	(1,030)	(132)	(1,234)
Other, net	(758)	2,482	633	5,916

	(7,351)	6,078	6,562	61,327

Income before income taxes, minority interests and cumulative effect of change in accounting principle	76,037	115,040	107,530	1,004,953
Income taxes (Note 16):
Current (Note 21)	33,665	29,576	52,872	494,131
Deferred	(885)	20,734	5,608	52,411

	32,780	50,310	58,480	546,542

Income before minority interests and cumulative effect of change in accounting principle	43,257	64,730	49,050	458,411
Minority interests	164	3,356	(3,142)	(29,364)

Income before cumulative effect of change in accounting principle	43,421	68,086	45,908	429,047
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	(2,256)	—	—	—

Net income	¥41,165	¥68,086	¥45,908	$429,047

Earnings per share (Note 19):
Income before cumulative effect of change in accounting principle:
Basic	¥233.02	¥364.79	¥244.86	$2.29
Diluted	232.97	364.78	244.81	2.29
Cumulative effect of change in accounting principle:
Basic	(12.11)	—	—	—
Diluted	(12.11)	—	—	—
Net income:
Basic	220.91	364.79	244.86	2.29
Diluted	220.86	364.78	244.81	2.29
Cash dividends declared per share:
Per share of common stock	60.00	60.00	80.00	0.75
Weighted average number of shares of common stock outstanding:
Basic	186,338	186,643	187,489
Diluted	186,382	186,649	187,528

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars and shares in thousands – Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Note 11)	Comprehensive Income
Balance at March 31, 2002 (189,042) as previously reported	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)
Restatement adjustment prior to March 31, 2002 (Note 7)			(3,293)

Balance at March 31, 2002 (189,042) as restated	115,703	158,228	795,114	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment - net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities - net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities - net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial instruments (Note 12)				(146)		(146)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance at March 31, 2003 (184,964) as restated	115,703	167,675	825,057	(56,194)	(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment - net of taxes of ¥5,419 (Note 10)				9,454		9,454
Net unrealized gains on securities - net of taxes of ¥61,421 (Note 4)				89,136		89,136
Reclassification adjustments for net losses on securities - net of taxes of ¥12 (Note 4)				60		60
Net unrealized gains on derivative financial instruments (Note 12)				32		32
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529) (Note 3)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance at March 31, 2004 (187,484) as restated	115,703	162,091	881,969	22,046	(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 10)				(152)		(152)
Net unrealized losses on securities-net of taxes of ¥11,909 (Note 4)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes ¥1,234 (Note 4)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 12)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance at March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)

Balance at March 31, 2004 as restated	$1,081,336	$1,514,869	$8,242,701	$206,037	$(293,046)
Net income for the year			429,047			$429,047
Foreign currency translation adjustments				62,654		62,654
Minimum pension liability adjustment - net of taxes of $1,168 (Note 10)				(1,420)		(1,420)
Net unrealized losses on securities-net of taxes of $111,299 (Note 4)				(172,346)		(172,346)
Reclassification adjustments for net losses on securities - net of taxes of $11,533 (Note 4)				15,523		15,523
Net unrealized losses on derivative financial instruments (Note 12)				(252)		(252)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				449		449

Total comprehensive income for the year						$333,655

Cash dividends			(105,131)
Purchase of treasury stock					(1,589)
Reissuance of treasury stock		(47)			1,364
Stock option plan of a subsidiary		(233)

Balance at March 31, 2005	$1,081,336	$1,514,589	$8,566,617	$110,645	$(293,271)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2005

(Yen in millions and U.S. dollars in thousands –Note 2)

	2003	2004	2005	2005
Cash flows from operating activities:
Net income	¥41,165	¥68,086	¥45,908	$429,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,320	70,260	65,909	615,972
Provision for doubtful accounts	(2,060)	2,387	(18)	(168)
Write-down of inventories	6,966	14,013	10,405	97,243
Deferred income taxes	(885)	20,734	5,608	52,411
Minority interests	(164)	(3,356)	3,142	29,364
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Note 7)	(3,092)	(2,575)	1,678	15,682
Loss on impairment of investment in an affiliate	5,159	—	—	—
Losses on impairment of investment securities	2,883	1,030	132	1,234
Gain on settlements of pension plans (Note 10)	—	(24,870)	—	—
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	2,256	—	—	—
Foreign currency adjustments	5,139	1,294	(2,391)	(22,346)
Change in assets and liabilities:
(Increase) decrease in receivables	(948)	(34,704)	68,558	640,729
Decrease (increase) in inventories	11,067	(35,751)	(25,598)	(239,233)
Decrease (increase) in other current assets	1,128	(4,402)	14	131
Increase (decrease) in notes and accounts payable	13,247	20,701	(31,914)	(298,262)
Increase (decrease) in accrued income taxes	4,380	(9,197)	13,566	126,785
Increase (decrease) in other current liabilities	1,319	9,441	(1,744)	(16,299)
(Decrease) increase in other non-current liabilities	(1,259)	2,761	(11,464)	(107,140)
Settlement regarding LaPine Case (Note 22)	—	(35,454)	—	—
Other, net	(867)	2,177	3,732	34,878

Total adjustments	119,589	(5,511)	99,615	930,981

Net cash provided by operating activities	160,754	62,575	145,523	1,360,028

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(21,562)	(10,038)	(81,946)	(765,850)
Payments for purchases of held-to-maturity securities	(30,682)	(27,943)	(10,141)	(94,776)
Payments for purchases of investments and advances	(1,035)	(7,917)	(11,858)	(110,822)
Sales and maturities of available-for-sale securities	6,892	28,954	40,955	382,757
Maturities of held-to-maturity securities	27,458	48,533	8,719	81,486
Proceeds from sales of investment in an affiliate	—	5,004	—	—
Payments for purchases of property, plant and equipment	(40,481)	(50,712)	(59,381)	(554,963)
Payments for purchases of intangible assets	(6,620)	(8,157)	(4,820)	(45,047)
Proceeds from sales of property, plant and equipment, and intangible assets	3,122	2,720	2,920	27,290
Acquisitions of businesses, net of cash acquired (Note 20)	4,058	(2,271)	(2,794)	(26,112)
Deposit of negotiable certificate of deposits and time deposits	—	(674)	(112,903)	(1,055,168)
Withdrawal of negotiable certificate of deposits and time deposits	93	79	95,220	889,906
Deposit of restricted cash	(1,477)	(1,994)	—	—
Withdrawal of restricted cash	—	52,983	—	—
Other, net	1,722	1,014	3,535	33,037

Net cash (used in) provided by investing activities	(58,512)	29,581	(132,494)	(1,238,262)

Cash flows from financing activities:
Decrease in short-term debt	(3,475)	(23,823)	(18,490)	(172,804)
Proceeds from issuance of long-term debt	1,568	48,975	21,077	196,982
Payments of long-term debt	(19,152)	(33,152)	(58,720)	(548,785)
Dividends paid	(12,382)	(12,372)	(12,614)	(117,888)
Net purchases of treasury stock	(42,010)	(33)	(28)	(262)
Other, net	789	(17)	1,431	13,374

Net cash used in financing activities	(74,662)	(20,422)	(67,344)	(629,383)

Effect of exchange rate changes on cash and cash equivalents	(10,169)	(8,912)	3,775	35,281

Net increase (decrease) in cash and cash equivalents	17,411	62,822	(50,540)	(472,336)
Cash and cash equivalents at beginning of year	280,899	298,310	361,132	3,375,065

Cash and cash equivalents at end of year	¥298,310	¥361,132	¥310,592	$2,902,729

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

(As used in the following Notes, references to “Kyocera” is to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries. And also, unless other wise indicated and except for shares, per share amounts and exchange rates, Japanese yen amounts and US dollars amounts without any units are in millions for the Japanese yen and in the thousands for U.S. dollars -Note 2)

1. ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. (KLC), a wholly-owned subsidiary of Kyocera Corporation. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

        Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 55% and 52% of finished goods and work in process at March 31, 2004 and 2005, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No.142, Kyocera reassessed the useful lives and residual values of all existing intangible assets.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeded its fair value, an indication existed that the reporting unit’s goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The impairment loss is measured based on the amount by which the carrying amount exceeds the implied fair value of goodwill.

Impairment of Long-Lived Assets:

Pursuant to SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

        Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain interest rate swaps and foreign currency forward contracts as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

In December 2002, the Financial Accounting Standard Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. As allowed by SFAS 148, Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employee and its related interpretations.” Accordingly, no compensation expense has been recognized by Kyocera Corporation and AVX. KWC recognized compensation expense in the Consolidated Statements of Income under APB No. 25, because KWC has a variable stock option plan.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro forma disclosure, the fair value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	Years ended March 31,
	2003	2004	2005	2005
Income before cumulative effect of change in accounting principle, as reported	¥43,421	¥68,086	¥45,908	$429,047
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	50	25	(25)	(233)
Deduct : Total stock - based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,559)	(4,155)	(2,772)	(25,907)

Pro forma income before cumulative effect of change in accounting principle	41,912	63,956	43,111	402,907
Cumulative effect of change in accounting principle	(2,256)	—	—	—

Pro forma net income	¥39,656	¥63,956	¥43,111	$402,907

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥233.02	¥364.79	¥244.86	$2.29
Basic, pro forma	224.93	342.67	229.94	2.15
Diluted, as reported	232.97	364.78	244.81	2.29
Diluted, pro forma	224.91	342.65	229.89	2.15
Net income :
Basic, as reported	220.91	364.79	244.86	2.29
Basic, pro forma	212.82	342.67	229.94	2.15
Diluted, as reported	220.86	364.78	244.81	2.29
Diluted, pro forma	212.81	342.65	229.89	2.15

Kyocera Corporation

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of ¥1,294, ¥3,176 and ¥1,946 ($18.19), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	0.01%	0.75%	0.39%
Expected life	1 year	4.5 years	3.7 years
Volatility	51.97%	51.48%	39.09%
Expected dividends	0.74%	0.76%	1.00%

AVX Corporation and its consolidated subsidiaries (AVX)

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of $5.00 to $9.18, $4.22 to $5.13 and $5.34 to $6.25, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	3.19%	1.43%	3.53%
Expected life	4 years	4 years	4 years
Volatility	60.0%	59.8%	56.0%
Expected dividends	0.98%	1.27%	1.07%

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC)

Options granted in the year ended March 31, 2003, 2004 and 2005 had weighted average fair values of $1.68, $1.03 and $1.48, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the three years ended March 31, 2005.

	Years ended March 31,
	2003	2004	2005
Interest rate	3.43%	2.99%	3.65%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:

In March 2004, the Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF Issue No. 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF Issue No. 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF Issue No. 03-01 were effective December 31, 2003. The accounting guidance of EITF Issue No. 03-01 was effective in reporting periods beginning after June 15, 2004. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that begins after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission Staff postponed implementation of SFAS No. 123R and Kyocera plans to adopt SFAS No. 123R effective fiscal 2007. Kyocera has not completed its evaluation of the effect that SFAS No. 123R will have, but the believes that the effect will be consistent with the pro forma disclosures. Detailed information is described in Note1: “Stock-Based Compensation” included in this annual report.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. Kyocera will be required to adopt SFAS No. 153 on July 1, 2005, and believes the adoption of SFAS No. 153 will not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2005, the FASB issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of SFAS No. 143.” This Interpretation clarifies use of the term conditional asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligation.” FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Kyocera is currently evaluating the impact of FIN No. 47 on its consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3.” SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, that Kyocera may identify and record in a future period.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of cash flows and footnote disclosures for the years ended March 31, 2003 and 2004 to conform the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2005 at the rate of ¥107 for US$1, the rate prevailing on March 31, 2005.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥107 for US$1 or at any other rate.

3. BUSINESS COMBINATIONS:

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation in the year ended March 31, 2004:

On May 21, 2003, in order to reinforce the business of crystal components, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through a share exchange.

The agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the share exchange was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of the share exchange had been included as equity in earnings of affiliates, and those from the date of the acquisition have been included in Kyocera’s consolidated results of operations.

The following table summarizes the purchase price allocation of Kinseki’s assets acquired and liabilities assumed for the 71.91% additional interest acquired:

August 1, 2003
Assets:
Cash and cash equivalents	¥13,711
Trade receivables	8,494
Inventories	5,066
Property, plant and equipment	19,534
Investments and other	4,029

Total assets	50,834

Liabilities:
Trade payables	2,466
Retirement benefit obligation	2,963
Long-term borrowings	8,686
Other liabilities	4,803

Total liabilities	18,918

Net assets	31,916
Proportion of net assets acquired (71.91%)	22,950

Consideration paid	(15,159)

Excess of net assets acquired over consideration given	¥7,791

On August 1, 2003, the estimated fair value of the acquired net assets for Kinseki was ¥22,950, in excess of the purchase price of ¥15,159, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of net assets acquired over consideration of ¥7,791 was charged against property, plant and equipment.

Kyocera Corporation acquired Kinseki, Limited through a statutory share exchange under Japanese law. The exchange ratio was determined by third party appraisers. The market value of the shares exchanged was lower than the fair value of net assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594.

Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12, 2003 and undertook the operation on September 1, 2003.

The following are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2003 and 2004, as if these business combinations had taken place at the beginning of respective periods.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2003	2004
Pro forma net sales	¥1,104,623	¥1,153,438
Pro forma net income	40,105	67,636
Pro forma net income per share: *
basic	¥212.35	¥360.75
diluted	212.30	360.74

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 2,529,154 shares allocated to Kinseki, Limited’s shareholders as if the share exchange was done at the beginning of the respective periods.

Investment in Kyocera Chemical Corporation in the year ended March 31, 2003:

On May 16, 2002, the Board of Directors of Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Electronic Device Group and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation. Operating results of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) were included in Kyocera’s consolidated results of operations from the date of the acquisition.

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥87,125 of gross unrealized gain at March 31, 2004 and ¥55,056 ($514,542) of gross unrealized gain at March 31, 2005 were derived from a fluctuation in the market value of the shares of KDDI Corporation held by Kyocera Corporation.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,717, ¥695 and ¥1 ($9), respectively.

Investments in debt and equity securities at March 31, 2004 and 2005, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2004				2005
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥14,961	¥14,891	¥26	¥96	¥2,024	¥2,029	¥13	¥8
Other debt securities	12,994	12,839	1	156	73,886	73,773	199	312
Equity securities	281,143	380,502	102,579	3,220	272,006	343,208	71,448	246

Total available-for-sale securities	309,098	408,232	102,606	3,472	347,916	419,010	71,660	566

Held-to-maturity securities:
Other debt securities	21,093	21,165	72	—	22,900	22,545	—	355

Total held-to-maturity securities	21,093	21,165	72	—	22,900	22,545	—	355

Total investments in debt and equity securities	¥330,191	¥429,397	¥102,678	¥3,472	¥370,816	¥441,555	¥71,660	¥921

	March 31, 2005
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$18,916	$18,963	$122	$75
Other debt securities	690,523	689,467	1,860	2,916
Equity securities	2,542,112	3,207,551	667,738	2,299

Total available-for-sale securities	3,251,551	3,915,981	669,720	5,290

Held-to-maturity securities:
Other debt securities	214,019	210,701	—	3,318

Total held-to-maturity securities	214,019	210,701	—	3,318

Total investments in debt and equity securities	$3,465,570	$4,126,682	$669,720	$8,608

At March 31, 2005, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2005
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥14,606	¥14,318	¥2,142	¥2,123	$136,504	$133,813	$20,019	$19,841
Due after 1 year to 5 years	60,787	60,971	20,758	20,422	568,103	569,823	194,000	190,860
Due after 5 years	517	513	—	—	4,832	4,794	—	—
Equity securities	272,006	343,208	—	—	2,542,112	3,207,551	—	—

	¥347,916	¥419,010	¥22,900	¥22,545	$3,251,551	$3,915,981	$214,019	$210,701

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Years ended March 31,
	2003	2004	2005	2005
Proceeds from sales of available-for-sale securities	¥13	¥3,427	¥22,701	$212,159
Gross realized gains	4	219	2,046	19,121
Gross realized losses	4	0	4,224	39,477

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2004 and 2005 as follows:

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥5,707	¥5	¥4,959	¥91	¥10,666	¥96
Other debt securities	—	—	12,738	156	12,738	156
Equity securities	252	17	17,403	3,203	17,655	3,220

Total	¥5,959	¥22	¥35,100	¥3,450	¥41,059	¥3,472

	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥773	¥8	¥—	¥—	¥773	¥8
Other debt securities	9,364	24	12,606	288	21,970	312
Equity securities	5,514	238	98	8	5,612	246

Total	¥15,651	¥270	¥12,704	¥296	¥28,355	¥566

	March 31, 2005
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$7,224	$75	$—	$—	$7,224	$75
Other debt securities	87,514	224	117,813	2,692	205,327	2,916
Equity securities	51,533	2,224	916	75	52,449	2,299

Total	$146,271	$2,523	$118,729	$2,767	$265,000	$5,290

At March 31, 2004 and 2005, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 24 and 38, respectively.

5. FINANCE RECEIVABLES:

Finance receivables at March 31, 2004 and 2005 consist of the following:

	March 31,
	2004	2005	2005
Investments in financing leases (a):
Minimum lease payments receivable	¥8,611	¥7,311	$68,327
Unearned lease income	(674)	(591)	(5,523)

	7,937	6,720	62,804
Less–allowance for doubtful accounts (c)	(378)	(576)	(5,383)

	7,559	6,144	57,421
Less–current portion	(3,301)	(2,875)	(26,869)

	¥4,258	¥3,269	$30,552

Other finance receivables (b)	¥187,349	¥115,364	$1,078,168
Less–allowance for doubtful accounts (c)	(35,937)	(14,343)	(134,047)

	151,412	101,021	944,121
Less–current portion	(67,158)	(37,863)	(353,860)

	¥84,254	¥63,158	$590,261

	¥88,512	¥66,427	$620,813

(a) Investments in financing leases consist primarily of direct financing leases of telecommunications equipment and information equipment. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2006	¥3,218	$30,075
2007	1,821	17,019
2008	1,321	12,346
2009	684	6,392
2010	237	2,215
2011 and thereafter	30	280

	¥7,311	$68,327

(b) Other finance receivables consist primarily of installment loans to unrelated third parties.

Investments in loans of ¥13,981 and ¥6,871 ($64,215) at March 31, 2004 and 2005 were considered to be impaired, for which valuation allowances at March 31, 2004 and 2005 were provided of ¥11,171 and ¥4,610 ($43,084), respectively, calculated under SFAS No. 114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2003, 2004 and 2005 were ¥19,174, ¥16,695 and ¥9,567 ($89,411), respectively. The related recognized interest income for the years ended March 31, 2003, 2004 and 2005 were ¥83, ¥52 and ¥43 ($402), respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2004 and 2005 were ¥35,667 and ¥14,143 ($132,178), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued, were ¥385 ($3,598) at March 31, 2005. There were no such loans at March 31, 2004.

(c) Changes in allowances for doubtful accounts on finance receivables are as follows:

	Years ended March 31,
	2003	2004	2005	2005
Beginning balance	¥51,790	¥49,578	¥36,315	$339,393
Provision charged to income	927	500	508	4,747
Charge-offs	(3,139)	(13,763)	(21,904)	(204,710)

Ending balance	¥49,578	¥36,315	¥14,919	$139,430

6. INVENTORIES:

Inventories at March 31, 2004 and 2005 are as follows:

	March 31,
	2004	2005	2005
Finished goods	¥90,725	¥102,538	$958,299
Work in process	46,402	42,267	395,019
Raw materials and supplies	60,067	68,606	641,178

	¥197,194	¥213,411	$1,994,496

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

Kyocera Corporation owns a 36.02% interest in Taito Corporation (Taito), which operates in electronic amusement business.

Kyocera Corporation owned a 13.33% interest in DDI Pocket, Inc. (DDI Pocket) which operates a Personal Handyphone System (PHS) business. In October 2004, Kyocera purchased an additional 16.67% ownership interest for ¥9,993 ($93,393) to expand sales in its PHS-related business. Due to its cumulative ownership interest of 30%, Kyocera accounts for its investment by the equity method. DDI Pocket changed its name to WILLCOM, INC. (WILLCOM) in February 2005.

Kyocera has treated this transaction as a change in reporting entity and has restated the prior years’ financial statements, as if the equity method had been utilized at inception, in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The 13.33% cost method investment in DDI Pocket had been recorded at zero for the years ended March 31, 2003 and 2004 in the prior years’ financial statements. For the restated years ended March 31, 2003 and 2004, Kyocera did not recognize equity in earnings of DDI Pocket because the carrying amount of the investment under the equity method was also zero. On the other hand, Kyocera reduced the earning ¥3,293 for the year ended March 31, 2001, which was a reversal of deferred tax assets of ¥3,293 for a temporary difference on the cost method investment in DDI Pocket, resulting in an increase of net deferred tax liabilities on balance sheet.

A portion of the difference of ¥18,660 ($174,393) between the purchase price for the additional 16.67% ownership interest and Kyocera’s proportionate share of DDI Pocket’s net stockholders’ deficit at time of the purchase was allocated to property, plant and equipment and intangible assets mainly composed of customer lists, which are amortized into equity earnings over the estimated useful lives. The remaining excess purchase price was treated as goodwill that will not be amortized but tested for impairment.

Kyocera’s investment in WILLCOM, which was ¥5,696 ($53,234) at March 31, 2005 accounted for by the equity method, is pledged as collateral for loans from financial institutions of WILLCOM.

On December 4, 2003, Kyocera Mita Corporation paid ¥6,632 to acquire a 25% ownership interest of Triumph-Adler AG Group (TA), a distributor of office equipment, which resulted in a difference between the cost of the investment and the amount of underlying equity in net assets totaling ¥6,285. Kyocera Mita Corporation applies the equity method of accounting for this investment.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1, 2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through exchange of shares. Detailed information of this business combination appears in the Note 3 to the Consolidated Financial Statements.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD. (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT and recorded its gain of ¥491.

At March 31, 2002, the unamortized excess of Kyocera Corporation’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the six months ended September 30, 2002.

Summarized financial information concerning the affiliates, accounted for by the equity method is as follows:

	March 31,
	2004	2005	2005
Current assets	¥118,281	¥108,903	$1,017,785
Non-current assets	147,446	152,228	1,422,692

Total assets	¥265,727	¥261,131	$2,440,477

Current liabilities	¥125,980	¥70,396	$657,906
Non-current liabilities	104,655	204,334	1,909,664

Total liabilities	¥230,635	¥274,730	$2,567,570

Kyocera’s investments in and advances to affiliates	¥23,942	¥30,471	$284,776
Kyocera’s trade receivables from affiliates	1,319	6,363	59,467

	Years ended March 31,
	2003	2004	2005	2005
Net sales	¥360,601	¥346,500	¥318,868	$2,980,075
Profit from operations	32,101	36,573	24,528	229,234
Net income	23,241	31,275	(6,247)	(58,383)
Kyocera’s equity in earnings of affiliates	2,833	2,323	(1,712)	(16,000)
Kyocera’s sales to affiliates	7,506	5,686	21,320	199,252

On March 31, 2005, Taito and TA are listed companies. The aggregate market values of investments in those listed affiliates at March 31, 2004 and 2005 were ¥23,637 and ¥21,740 ($203,178), respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

Intangible assets subject to amortization are summarized as follows:

	March 31,
	2004		2005		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥25,903	¥17,682	¥24,747	¥20,045	$231,281	$187,337
Software	11,549	8,336	16,458	9,957	153,813	93,056
Other	6,250	1,222	6,814	2,355	63,682	22,009

Total	¥43,702	¥27,240	¥48,019	¥32,357	$448,776	$302,402

The carrying amounts of intangible assets having an indefinite life at March 31, 2004 and 2005 were ¥183 and ¥185 ($1,729), respectively.

Intangible assets acquired during the year ended March 31, 2005 totaled ¥6,473 ($60,495) and primarily consist of patent rights of ¥265 ($2,477) and software of ¥6,006 ($56,131).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during fiscal 2003, 2004 and 2005 amounted to ¥10,332, ¥9,201 and ¥7,016 ($65,570).

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,
2006	¥4,978	$46,523
2007	3,767	35,206
2008	2,718	25,402
2009	2,059	19,243
2010	702	6,561

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2004 and 2005 are as follows:

	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2003	¥7,075	¥17,774	¥657	¥197	¥25,703
Goodwill acquired during the year	—	—	—	1,261	1,261
Translation adjustments and reclassification to other accounts	(842)	(791)	(77)	—	(1,710)

Balance at March 31, 2004	6,233	16,983	580	1,458	25,254
Goodwill acquired during the year	—	—	—	2,674	2,674
Translation adjustments and reclassification to other accounts	60	116	6	—	182

Balance at March 31, 2005	¥6,293	¥17,099	¥586	¥4,132	¥28,110

Balance at March 31, 2004	$58,252	$158,720	$5,421	$13,626	$236,019
Goodwill acquired during the year	—	—	—	24,990	24,990
Translation adjustments and reclassification to other accounts	561	1,084	56	—	1,701

Balance at March 31, 2005	$58,813	$159,804	$5,477	$38,616	$262,710

In the year ended March 31, 2003, Kyocera completed an impairment test of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of SFAS No. 142 “Goodwill and Other Intangible Assets.” The impairment loss of ¥3,175 was recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also tested goodwill and other intangible assets for impairment in the three months ended March 31, 2005 and no impairment loss was recognized.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2004 and 2005 are comprised of the following:

Loans, principally from banks with average interest rate of 0.66% and 1.01% at March 31, 2004 and 2005, respectively.

	March 31,
	2004	2005	2005
Secured	¥500	¥—	$—
Unsecured	84,315	66,556	622,019

	¥84,815	¥66,556	$622,019

Long-term debt at March 31, 2004 and 2005 are comprised of the following:

Loans, principally from banks with interest ranging from 0.39% to 7.50% and from 0.15% to 5.85% at March 31, 2004 and 2005, respectively.

	March 31,
	2004	2005	2005
Secured	¥6,115	¥4,850	$45,327
Unsecured	109,015	72,758	679,981

	115,130	77,608	725,308
Less, portion due within one year	(44,522)	(44,051)	(411,691)

	¥70,608	¥33,557	$313,617

Aggregate maturities of long-term debt at March 31, 2005 are as follows:

Years ending March 31,
2007	¥17,026	$159,121
2008	11,731	109,636
2009	1,133	10,589
2010	1,367	12,776
2011 and thereafter	2,300	21,495

	¥33,557	$313,617

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2004 and 2005, are summarized as follows:

	March 31,
	2004	2005	2005
Trade receivables	¥7,703	¥—	$—
Finance receivables	628	—	—
Inventories	9,460	—	—
Property and equipment, net of accumulated depreciation	10,952	4,920	45,981
Others	4,794	—	—

	¥33,537	¥4,920	$45,981

10. BENEFIT PLANS:

Domestic:

At March 31, 2005, Kyocera Corporation and Kyocera Mita Corporation and its consolidated subsidiaries (KMC) sponsor their own defined benefit pension plans for their employees. KCC and Kyocera Kinseki Corporation and its consolidated subsidiaries (KKC) have their own unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long-term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

Benefits under the plan of Kyocera Corporation were previously calculated based on base salary, employee’s position, length of service period and conditions at the time of retirement. However, after April 2005, benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employee’s position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for the full amount of their retirement payment, while after April 2005, employees are provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum. These amendments reduced the projected benefit obligation of the pension plan for Kyocera Corporation. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

Benefits under the plans at KMC, KCC and KKC generally are based on the current rate of base salary, employee’s position, length of service period and conditions at the time of retirement.

Kyocera Corporation and its domestic certain subsidiaries, with respect to directors and corporate auditors, provide for lump-sum severance benefits. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities and Withdrawal from Employee Pension Fund

Kyocera Corporation, KMC and KCC had adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”) until the year ended March 31, 2004. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” Kyocera Corporation and KMC were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion of EPF in the year ended March 31, 2003, and also approved for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of EPF. Upon these approvals, Kyocera Corporation and KMC transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF in the year ended March 31, 2004.

Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss. Defined Benefit plans for employees at Kyocera Corporation and KMC were established instead of a corporate portion of EPF. Details of the accounting for the settlement for a substitutional portion of EPF at Kyocera Corporation and KMC in accordance with EITF Issue No. 03-02 in the year ended March 31, 2004 were as follows:

Year ended March 31, 2004
Accumulated benefit obligations for a substitutional portion of EPF	¥67,988
Related government-specified portion of plan assets of EPF transferred to the government	29,493

Subsidy	38,495

Proportionate amount of net unrecognized loss related to the entire EPF	(22,833)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	3,255

Periodic pension costs related to the settlement for a substitutional portion of EPF	(19,578)

Net settlement gain for a substitutional portion of EPF	¥18,917

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735 into cost of sales and ¥5,843 into SG&A expenses in the Consolidated Statement of Income for the year ended March 31, 2004.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in the year ended March 31, 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

The following table sets forth the funded status of the benefit plans at Kyocera Corporation, KMC, KCC and KKC at March 31, 2004 and 2005.

	March 31,
	2004	2005	2005
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥210,969	¥117,230	$1,095,607
Increase by acquisition of subsidiaries	2,768	—	—
Service cost	7,094	6,012	56,187
Interest cost	4,140	2,338	21,850
Plan participants’ contributions	59	—	—
Amendment	(10,024)	(21,095)	(197,149)
Actuarial (gain) loss	(5,291)	154	1,439
Benefits paid	(4,319)	(4,432)	(41,420)
Settlement for a substitutional portion of EPF	(71,243)	—	—
Settlement for a withdrawal from EPF	(16,923)	—	—

Projected benefit obligation at end of year	117,230	100,207	936,514
Change in plan assets:
Fair value of plan assets at beginning of year	119,757	92,357	863,149
Increase by acquisition of subsidiaries	26	—	—
Actual return on plan assets	3,222	2,747	25,673
Employer contribution	10,968	13,743	128,439
Plan participants’ contributions	59	—	—
Benefits paid	(3,913)	(3,977)	(37,168)
The related government-specified portion of plan assets of EPF transferred to the government	(29,493)	—	—
Plan asset paid related to withdrawal from EPF	(8,269)	—	—

Fair value of plan assets at end of year	92,357	104,870	980,093

Funded status	(24,873)	4,663	43,579
Unrecognized net loss	35,243	33,199	310,271
Prior service cost not yet recognized	(40,517)	(59,100)	(552,336)
Unrecognized net transition obligation	1,016	790	7,383

Net amount recognized	¥(29,131)	¥(20,448)	$(191,103)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(29,131)	¥(20,448)	$(191,103)

Net amount recognized	¥(29,131)	¥(20,448)	$(191,103)

Accumulated benefit obligation at end of year	¥102,314	¥96,951	$906,084

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥21,117	¥20,591	$192,439
Accumulated benefit obligation	18,487	17,764	166,019
Fair value of plan assets at end of year	4,651	4,743	44,327

	Years ended March 31,
	2003	2004	2005	2005
Net pension cost includes the following components:
Service cost	¥9,450	¥7,094	¥6,012	$56,187
Interest cost	4,294	4,140	2,337	21,841
Expected return on plan assets	(1,763)	(1,087)	(1,754)	(16,392)
Amortization of transition obligation	943	943	226	2,112
Amortization of prior service cost	(1,882)	(1,913)	(2,512)	(23,477)
Recognized actuarial loss	1,287	2,343	1,205	11,262
Proportionate amount of net unrecognized loss related to the entire EPF	—	22,833	—	—
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	—	(3,255)	—	—
Settlement gain for a withdrawal from EPF	—	(5,953)	—	—

Net periodic pension cost	¥12,329	¥25,145	¥5,514	$51,533

Measurement date of the benefit plan:

Kyocera Corporation, KCC and KKC	December 31
KMC	March 31

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2004	2005
Discount rate	2.0%	2.0%
Rate of increase in compensation level	3.0%	—%

Rate of increase in compensation levels was not used in the calculation of benefit obligations for the year ended March 31, 2005 as a result of introduction of the “point system.”

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

	Years ended March 31,
	2003	2004	2005
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	1.3%-4.0%	0.6%-4.0%	2.0%

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Plan assets categories at measurement dates are as follows:

	March 31,
	2004	2005
Life insurance company general account	79.6%	66.9%
Equity securities	1.7%	16.1%
Debt securities	0.9%	14.6%
Cash and cash equivalents	17.6%	2.4%
Other	0.2%	0.0%

	100.0%	100.0%

Kyocera manages and operates its plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera makes appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts its plan assets to the fund trustees which can be expected to be the most appropriate to accomplish the target. Kyocera also makes an effort to maintain its portfolios within reasonable allocations of plan assets. Kyocera evaluates its categories of plan assets allocations and can change its portfolios when it is needed.

Kyocera Corporation and KMC forecast to contribute ¥8,571 ($80,103) to the defined benefit pension plans in the year ending March 31, 2006.

Estimated future benefit payments are as follows:

Years ending March 31,
2006	¥2,631	$24,589
2007	3,119	29,150
2008	3,534	33,028
2009	4,352	40,673
2010	4,354	40,692
2011 to 2015	23,966	223,981

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX, which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995. AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded status of the KII’s and AVX’s plans at March 31, 2004 and 2005:

	March 31,
	2004	2005	2005
Change in benefit obligations:
Benefit obligation at beginning of year	¥18,858	¥20,109	$187,935
Service cost	642	845	7,897
Interest cost	1,163	1,186	11,084
Plan participants’ contributions	81	94	879
Actuarial loss	1,289	861	8,047
Benefits paid	(807)	(817)	(7,636)
Curtailment	—	(698)	(6,523)
Foreign exchange adjustment	(1,117)	562	5,252

Benefit obligation at end of year	20,109	22,142	206,935
Change in plan assets:
Fair value of plan assets at beginning of year	13,413	14,495	135,467
Actual return on plan assets	2,587	1,520	14,206
Employer contribution	190	1,278	11,944
Plan participants’ contributions	81	94	879
Benefits paid	(806)	(817)	(7,635)
Other expenses	(78)	(48)	(449)
Foreign exchange adjustment	(892)	371	3,467

Fair value of plan assets at end of year	14,495	16,893	157,879

Funded status	(5,614)	(5,249)	(49,056)
Unrecognized net loss	4,419	4,223	39,467
Prior service cost not yet recognized	30	22	206

Net amount recognized	¥(1,165)	¥(1,004)	$(9,383)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,624)	¥(4,789)	$(44,757)
Intangible assets	37	29	271
Accumulated other comprehensive income	3,422	3,756	35,103

Net amount recognized	¥(1,165)	¥(1,004)	$(9,383)

Accumulated benefit obligation at end of year	¥18,473	¥20,752	$193,944

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥13,006	¥14,478	$135,308
Accumulated benefit obligation	12,910	14,328	133,907
Fair value of plan assets at end of year	8,931	9,982	93,290

	Years ended March 31,
	2003	2004	2005	2005
Net pension cost includes the following components:
Service cost	¥560	¥642	¥845	$7,897
Interest cost	1,081	1,163	1,186	11,084
Expected return on plan assets	(1,179)	(1,031)	(1,118)	(10,448)
Amortization of prior service cost	7	22	13	122
Recognized actuarial gain	60	212	166	1,551

Net periodic pension cost	¥529	¥1,008	¥1,092	$10,206

Measurement dates of benefit plans for AVX and KII are December 31.

Assumptions used to determine benefit obligations at measurement dates are as follows:

	March 31,
	2004	2005
Discount rate	5.25%-6.00%	4.50%-6.00%
Rate of increase in compensation levels	1.25%-4.50%	1.25%-4.50%

Assumptions used to determine net periodic pension costs at measurement dates for the years are as follows:

Years ended March 31,
	2003	2004	2005
Discount rate	6.00%-7.30%	5.75%-6.75%	5.25%-6.00%
Rate of increase in compensation levels	3.00%-4.50%	1.50%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.50%-9.00%	7.00%-8.50%	7.00%-8.50%

AVX and KII determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

AVX’s and KII’s plan assets categories are at measurement dates as follows:

	March 31,
	2004	2005
Equity securities	70.4%	63.6%
Debt securities	27.0%	34.2%
Cash and cash equivalents	0.9%	1.6%
Other	1.7%	0.6%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 20%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥492 ($4,598) to the defined benefit pension plans in the year ending March 31, 2006.

AVX’s and KII’s estimated future benefit payments are as follows:

Years ending March 31,
2006	¥719	$6,720
2007	756	7,065
2008	792	7,402
2009	838	7,832
2010	902	8,430
2011 to 2015	5,528	51,664

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2003, 2004 and 2005 were ¥1,099, ¥889 and ¥853 ($7,972), respectively.

11. STOCK OPTIONS PLANS:

Domestic:

Kyocera Corporation provides directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1)multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of the grant. The options vest and are exercisable.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights (Plan 2004) to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. The stock acquisition rights for Plan 2004 were granted on September 1, 2004 and fully vested on October 1, 2004 to 1,644 persons to acquire common stock ranging from 600 to 8,000 shares or to acquire 1,243,300 shares of common stock in the aggregate. The exercise price and the exercisable period of Plan 2004 have been set at ¥8,725 per share, and from October 1, 2004 to September 30, 2008, respectively. Kyocera Corporation covers the stock acquisition rights for Plan 2004 by utilizing common stock held by Kyocera Corporation (treasury stock).

At March 31, 2005, Kyocera Corporation reserved 2,187,800 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	1,252,300	¥8,764
Granted	143,600	9,290
Exercised	(10,700)	8,029
Expired and cancelled	(42,600)	8,598

Balance at March 31, 2003	1,342,600	8,831
Granted	1,068,900	7,900
Exercised	(3,600)	7,900
Expired and cancelled*	(1,366,900)	8,815

Balance at March 31, 2004	1,041,000	7,900
Granted	1,243,300	8,725	$81.54
Exercised	(15,200)	7,900	73.83
Expired and cancelled	(81,300)	8,290	77.48

Balance at March 31, 2005	2,187,800	8,354	78.07

Weighted average contractual life 3.5 years	2,187,800	¥8,354	$78.07

Exercisable options:
At March 31, 2003
Exercise price ¥8,029,¥9,470 and ¥9,290	1,267,000	¥8,230
Exercise price ¥18,900	56,700	18,900

Total options	1,323,700	8,687

At March 31, 2004
Exercise price ¥7,900	1,041,000	7,900

Total options	1,041,000	7,900

At March 31, 2005
Exercise price ¥7,900	982,900	7,900	$73.83
Exercise price ¥8,725	1,204,900	8,725	81.54

Total options	2,187,800	8,354	78.07

*	1,291,300 options were expired.

The fair value of options at the date of grant during the years ended 2003, 2004 and 2005 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2003	2004	2005	2005
Fair value	¥1,294	¥3,176	¥1,946	$18.19
Interest rate	0.01%	0.75%	0.39%
Expected life	1 year	4.5 years	3.7 years
Volatility	51.97%	51.48%	39.09%
Expected dividends	0.74%	0.76%	1.00%

Foreign:

AVX has four fixed option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX may grant options for the purchase of up to an aggregate of 650,000 shares of common stock. This two plans will have no awards after August 1, 2005. Under the 2004 stock option plan, AVX may grant options to officers and key employees for the purchase of up to 10,000,000 shares of common stock. Under the 2004 Non- Employee Directors’ stock option plan AVX may grant options for the purchase of up to an aggregate of 1,000,000 shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. The options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan and the 2004 Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	3,520,600	$15.20
Granted	915,655	15.86
Exercised	(141,700)	9.01
Expired and cancelled	(54,700)	20.70

Balance at March 31, 2003	4,239,855	15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance at March 31, 2004	4,594,017	15.15
Granted	620,000	14.03
Exercised	(31,559)	9.23
Expired and cancelled	(274,582)	16.41

Balance at March 31, 2005	4,907,876	15.01

Price range $15.44 to $29.30 (weighted average contractual life 5.8 years)	1,758,400	$22.10
Price range $7.50 to $14.50 (weighted average contractual life 5.2 years)	3,149,476	10.99

Exercisable options:
At March 31, 2003	2,459,650	$13.65
At March 31, 2004	3,064,771	14.72
At March 31, 2005	3,515,221	15.36

The calculated fair value at the date of grant for each option granted during the years ended March 31, 2003, 2004 and 2005 was $5.00 to $9.18, $4.22 to $5.13 and $5.34 to $6.25, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2003	2004	2005
Interest rate	3.19%	1.43%	3.53%
Expected life	4 years	4 years	4 years
Volatility	60.0%	59.8%	56.0%
Expected dividends	0.98%	1.27%	1.07%

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the Board of directors at KWC is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock.

The following table summarizes information on the stock option plan for the years ended March 31, 2003, 2004 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance at March 31, 2002	832,043	$2.61
Granted	2,555,875	2.41
Exercised	—	—
Expired and cancelled	(58,815)	2.67

Balance at March 31, 2003	3,329,103	2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance at March 31, 2004	3,342,361	2.49
Granted	446,575	3.11
Exercised	(12,341)	2.25
Expired and cancelled	(683,311)	2.65

Balance at March 31, 2005	3,093,284	2.54

Price range $2.18 to $3.45 (weighted average contractual life 7.96 years)	3,093,284	$2.54
Exercisable options:
March 31, 2003	1,767,183	$2.31
March 31, 2004	2,118,490	2.36
March 31, 2005	2,070,369	2.39

The fair value of options at the date of grant for the years ended 2003, 2004 and 2005 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2003	2004	2005
Fair value	$1.68	$1.03	$1.48
Interest rate	3.43%	2.99%	3.65%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥240, ¥251 and ¥78 ($729) from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended March 31, 2003, 2004 and 2005, as a result of the execution of the hedged transactions.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net gains of ¥30 ($280) from accumulated other comprehensive income to foreign currency transaction gains, net in the consolidated statement of income for the year ended March 31, 2005, as a result of the execution of the hedged transactions.

Net unrealized losses on derivative financial instruments in accumulated other comprehensive income at March 31, 2004 and 2005, were ¥48 and ¥27 ($252), respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2004	2005	2005
Currency swaps	¥1,123	¥—	$—
Foreign currency forward contracts to sell	98,396	99,159	926,720
Foreign currency forward contracts to purchase	12,274	2,487	23,243
Interest rate swaps	27,444	19,496	182,206

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31, 2004 and 2005 and the methods and assumptions used to estimate fair value are as follows:

	March 31,
	2004		2005		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥361,132	¥361,132	¥310,592	¥310,592	$2,902,729	$2,902,729
Short-term investments (b)	3,855	3,855	34,938	34,919	326,523	326,346
Short-term finance receivables (c)	67,158	67,789	37,863	37,923	353,860	354,421
Securities and other investments (b)	430,096	430,168	430,437	430,092	4,022,776	4,019,551
Long-term finance receivables (c)	84,254	84,613	63,158	63,158	590,261	590,261

	¥946,495	¥947,557	¥876,988	¥876,684	$8,196,149	$8,193,308

Liabilities:
Short-term borrowings (a)	¥(84,815)	¥(84,815)	¥(66,556)	¥(66,556)	$(622,019)	$(622,019)
Current portion of long-term debt (c)	(44,522)	(44,525)	(44,051)	(44,106)	(411,691)	(412,205)
Long-term debt (c)	(70,608)	(71,056)	(33,557)	(33,844)	(313,617)	(316,299)

	¥(199,945)	¥(200,396)	¥(144,164)	¥(144,506)	$(1,347,327)	$(1,350,523)

Derivatives:
Currency swaps (d)	¥62	¥62	¥—	¥—	$—	$—
Foreign currency forward contracts to sell (d)	1,443	1,443	(1,504)	(1,504)	(14,056)	(14,056)
Foreign currency forward contracts to purchase (d)	(75)	(75)	(37)	(37)	(346)	(346)
Interest rate swaps (d)	(1,276)	(1,276)	(969)	(969)	(9,056)	(9,056)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2004 and 2005 were ¥2,767 and ¥2,584 ($24,150), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES:

At March 31, 2005, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥20,405 ($190,701) principally due within one year.

Kyocera Corporation guarantees the debt of employees, customers and an unconsolidated subsidiary. Each amount of these guarantees was ¥234 ($2,187), ¥430 ($4,019) and ¥550 ($5,140) at March 31, 2005. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera Corporation to make payments in the event of default by the borrowers. Kyocera Corporation knows no event of default in the year ended March 31, 2005.

AVX has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31, 2005, AVX purchased ¥5,663 ($52,925) and is obligated to purchase ¥5,904 ($55,178) in the year ending March 31, 2006.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥10,151, ¥9,899 and ¥10,680 ($99,813) for the years ended March 31, 2003, 2004 and 2005, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2005 are as follows:

Years ending March 31,
2006	¥6,705	$62,663
2007	5,272	49,271
2008	3,709	34,664
2009	1,518	14,187
2010	835	7,804
2011 and thereafter	3,075	28,738

	¥21,114	$197,327

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

15. STOCKHOLDERS’ EQUITY:

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2005 included in retained earnings was ¥18,369 ($171,673).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2005, Kyocera Corporation reserved ¥31,380 ($293,271) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2005 was ¥547,084 ($5,112,935).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥539,136 ($5,038,654) at March 31, 2005. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (4,730) ($(44,206)) at March 31, 2005 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance at March 31, 2002	¥5,601	¥—	¥(27,926)	¥(425)	¥(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance at March 31, 2003	(14,977)	(10,931)	(29,955)	(331)	(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance at March 31, 2004	¥(35,670)	¥(1,477)	¥59,241	¥(48)	¥22,046
Net change for the year	6,704	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	¥(28,966)	¥(1,629)	¥42,461	¥(27)	¥11,839

Balance at March 31, 2004	$(333,364)	$(13,804)	$553,654	$(449)	$206,037
Net change for the year	62,654	(1,420)	(156,823)	197	(95,392)

Balance at March 31, 2005	$(270,710)	$(15,224)	$396,831	$(252)	$110,645

16. INCOME TAXES:

Income before income taxes and income taxes for the year ended March 31, 2003, 2004 and 2005 are made up of the following components:

	Years ended March 31,
	2003	2004	2005	2005
Income before income taxes:
Domestic	¥71,715	¥118,564	¥93,190	$870,934
Foreign	4,322	(3,524)	14,340	134,019

Total income before income taxes	¥76,037	¥115,040	¥107,530	$1,004,953

Income taxes:
Current income taxes:
Domestic	¥32,554	¥23,391	¥47,666	$445,477
Foreign	1,111	6,185	5,206	48,654

Total current income taxes	33,665	29,576	52,872	494,131

Deferred income taxes:
Domestic	(830)	22,927	(723)	(6,757)
Foreign	(55)	(2,193)	6,331	59,168

Total deferred income taxes	(885)	20,734	5,608	52,411

Total income taxes	¥32,780	¥50,310	¥58,480	$546,542

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the year ended 2003, 2004 and 2005 of approximately 42.0%, 42.0% and 41.0%, respectively.

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Years ended March 31,
	2003	2004	2005
Japanese statutory tax rate	42.0%	42.0%	41.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(1.0)	(2.5)	(4.0)
Valuation allowances	(0.8)	4.0	8.4
Sale of investment in an affiliate	—	1.2	—
Impairment of investment in an affiliate	2.9	—	—
Tax rate change	(0.5)	0.4	—
Adjustments of transfer pricing (See Note 21)	—	—	11.9
Liquidation of a foreign subsidiary	—	—	(3.1)
Other	0.5	(1.4)	0.2

Effective income tax rate	43.1%	43.7%	54.4%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are as follows:

	March 31,
	2004	2005	2005
Deferred tax assets:
Enterprise tax	¥1,066	¥2,579	$24,103
Inventories	17,319	19,587	183,056
Allowance for doubtful accounts	4,754	3,883	36,290
Accrued expenses	5,762	5,324	49,757
Employee benefits	22,495	17,266	161,364
Depreciation	25,365	26,233	245,168
Securities	1,155	822	7,682
Net operating losses	25,832	25,213	235,636
Liquidation of a foreign subsidiary	—	3,544	33,122
Other	6,033	6,476	60,523

Subtotal	109,781	110,927	1,036,701
Valuation allowance	(28,536)	(32,108)	(300,075)

Total deferred tax assets	¥81,245	¥78,819	$736,626

Deferred tax liabilities:
Depreciation	¥429	¥825	$7,710
Deduction of foreign branch losses	4,261	4,763	44,514
Net unrealized gains on securities	125,856	115,288	1,077,458
Other	267	3,278	30,636

Total deferred tax liabilities	¥130,813	¥124,154	$1,160,318

At March 31, 2005, Kyocera had net operating losses carried forward of approximately ¥ 70,665 ($660,421), which would be available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥21,567 ($201,561) recorded at domestic subsidiaries will expire within next seven years, and the amount of ¥13,421 ($ 125,430) recorded at US subsidiaries will expire in various periods from the year ending March 31, 2008 through the year ending March 31, 2022. Certain subsidiaries in Brazil, China, France, Korea, Germany, Israel, Hong Kong, Taiwan and United Kingdom had net operating losses carried forward totaling approximately ¥34,377 ($321,280) of which most had no expiration date.

        Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred income taxes have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future totaling ¥116,465 ($1,088,458) at March 31, 2005. Kyocera estimates an additional tax provision of ¥ 47,485 ($ 443,785) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

The net changes in the total valuation allowance for the years ended March 31, 2004 and 2005 were increases of ¥7,681 and of ¥3,572 ($33,383), respectively.

17. SUPPLEMENTAL EXPENSE INFORMATION:

Research and development expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥47,268, ¥46,630 and ¥54,398 ($508,393), respectively.

Advertising expenses for the years ended March 31, 2003, 2004 and 2005 amounted to ¥11,189, ¥12,281 and ¥13,915 ($130,047), respectively.

Shipping and handling costs for the years ended March 31, 2003, 2004 and 2005 amounted to ¥10,107, ¥12,400 and ¥12,919 ($120,738 ), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING:

Kyocera had previously classified its operations into four reporting segments, namely, “Fine Ceramics Group”, “Electronic Device Group ”, “Equipment Group” and “Others”. However, taking into consideration of changes in the size of operations of each business division of Kyocera and changes in its management structure, the management has changed its reporting segments for the year ended March 31, 2005. Kyocera now has eight reporting segments as follows: “Fine Ceramic Parts Group”, “Semiconductor Parts Group”, “Applied Ceramic Products Group”, “Electronic Device Group”, “Telecommunications Equipment Group”, “Information Equipment Group”, “Optical Equipment Group” and “Others.”

Segment information for the years ended March 31, 2003 and 2004 has been restated to conform to the current year presentation.

Main products or businesses of each reporting segment are as follows;

(Fine Ceramic Parts Group)

Semiconductor Process Equipment Components

LCD Process Equipment Components

Sapphire Substrates

Automotive & ITS related Components

(Semiconductor Parts Group)

Ceramic Packages for Surface Mount Devices (SMD)

Ceramic Multilayer Packages/Multilayer Substrates

Metallized Products

Organic Packages/Substrates

(Applied Ceramic Products Group)

Solar Cells & Modules

Cutting Tools

Dental & Orthopedic Implants

Jewelry

(Electronic Device Group)

Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO), Connectors

Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)

(Telecommunications Equipment Group)

CDMA Mobile Handsets

PDC Mobile Handsets

PHS Related Products

(Information Equipment Group)

ECOSYS Non-cartridge Printers

Copiers

Digital Network Multifunction Products

(Optical Equipment Group)

Digital Still Cameras

Optical Modules

(Others)

Telecommunications Network Systems Business

Chemical Materials for Electronic Components

Leasing Business

Realty Develop Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes, minority interest, and cumulative effect of change in accounting principle. Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which is mainly recorded at Telecommunications Equipment group, for the years ended 2003, 2004 and 2005 comprised of 10.8%, 10.2% and 7.6% of consolidated net sales, respectively.

Information by reporting segments at March 31, 2003, 2004 and 2005 and for each of the years then ended is summarized on the following page:

Reporting segments

	2003	2004	2005	2005
Net sales:
Fine Ceramic Parts Group	¥64,333	¥68,758	¥73,711	$688,888
Semiconductor Parts Group	103,602	108,784	127,960	1,195,888
Applied Ceramic Products Group	70,932	78,287	93,879	877,374
Electronic Device Group	227,962	256,906	262,997	2,457,916
Telecommunications Equipment Group	292,703	302,787	250,918	2,345,028
Information Equipment Group	202,022	214,192	241,145	2,253,692
Optical Equipment Group	35,059	29,297	35,776	334,355
Others	85,084	100,505	118,040	1,103,177
Adjustments and eliminations	(11,927)	(18,702)	(23,771)	(222,159)

	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159

Operating profit:
Fine Ceramic Parts Group	¥9,674	¥10,239	¥11,535	$107,804
Semiconductor Parts Group	3,738	10,603	17,550	164,019
Applied Ceramic Products Group	5,385	10,297	17,129	160,084
Electronic Device Group	11,816	5,047	35,406	330,897
Telecommunications Equipment Group	18,314	5,082	(14,918)	(139,421)
Information Equipment Group	23,351	31,986	36,186	338,187
Optical Equipment Group	(1,645)	(5,826)	(15,387)	(143,804)
Others	7,412	9,683	13,019	121,673

	78,045	77,111	100,520	939,439
Corporate	(5,619)	34,871	8,683	81,149
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	3,092	2,575	(1,678)	(15,682)
Adjustments and eliminations	519	483	5	47

Income before income taxes	¥76,037	¥115,040	¥107,530	$1,004,953

Assets:
Fine Ceramic Parts Group	¥45,081	¥44,988	¥43,414	$405,738
Semiconductor Parts Group	75,451	86,372	79,711	744,963
Applied Ceramic Products Group	58,520	62,713	85,595	799,953
Electronic Device Group	333,392	349,755	357,797	3,343,897
Telecommunications Equipment Group	108,506	117,462	98,877	924,084
Information Equipment Group	141,897	159,189	178,596	1,669,122
Optical Equipment Group	30,445	39,200	31,338	292,879
Others	250,848	260,818	216,178	2,020,355

	1,044,140	1,120,497	1,091,506	10,200,991
Corporate	602,046	696,298	684,970	6,401,589
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398	24,054	30,623	286,196
Adjustments and eliminations	(35,570)	(46,091)	(61,580)	(575,514)

Total assets	¥1,635,014	¥1,794,758	¥1,745,519	$16,313,262

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,272	¥4,105	¥4,320	$40,374
Semiconductor Parts Group	9,707	8,721	8,922	83,383
Applied Ceramic Products Group	4,358	3,903	4,645	43,411
Electronic Device Group	25,870	23,323	21,723	203,019
Telecommunications Equipment Group	12,559	11,263	8,101	75,710
Information Equipment Group	9,716	9,371	8,953	83,673
Optical Equipment Group	2,170	2,180	2,909	27,187
Others	4,090	4,838	4,070	38,037
Corporate	2,578	2,556	2,266	21,178

	¥75,320	¥70,260	¥65,909	$615,972

Reporting segments

	2003	2004	2005	2005
Valuation allowance for receivables:
Fine Ceramic Parts Group	¥12	¥39	¥10	$93
Semiconductor Parts Group	40	6	82	766
Applied Ceramic Products Group	77	37	23	215
Electronic Device Group	21	182	(73)	(682)
Telecommunications Equipment Group	0	(6)	41	383
Information Equipment Group	744	879	51	477
Optical Equipment Group	70	63	96	897
Others	653	582	648	6,056
Corporate	164	75	(62)	(579)

	¥1,781	¥1,857	¥816	$7,626

Write-down of inventories:
Fine Ceramic Parts Group	¥149	¥24	¥14	$131
Semiconductor Parts Group	1,434	100	45	421
Applied Ceramic Products Group	390	950	312	2,916
Electronic Device Group	2,250	9,373	598	5,589
Telecommunications Equipment Group	919	1,785	4,053	37,878
Information Equipment Group	0	619	1,583	14,794
Optical Equipment Group	1,424	1,122	3,793	35,449
Others	400	40	7	65
Corporate	—	—	—	—

	¥6,966	¥14,013	¥10,405	$97,243

Capital expenditures:
Fine Ceramic Parts Group	¥2,756	¥4,472	¥4,394	$41,065
Semiconductor Parts Group	3,122	3,856	7,111	66,458
Applied Ceramic Products Group	2,217	4,979	7,584	70,879
Electronic Device Group	13,501	18,612	19,453	181,804
Telecommunications Equipment Group	4,788	5,913	5,170	48,318
Information Equipment Group	6,338	9,972	11,751	109,822
Optical Equipment Group	2,185	2,418	2,248	21,009
Others	4,053	1,099	2,279	21,299
Corporate	1,654	3,616	3,186	29,776

	¥40,614	¥54,937	¥63,176	$590,430

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2003, 2004 and 2005 are summarized as follows:

Geographic segments

	2003	2004	2005	2005
Net sales:
Japan	¥423,190	¥456,807	¥472,417	$4,415,112
United States of America	264,755	251,326	248,333	2,320,869
Asia	178,384	194,302	203,848	1,905,122
Europe	144,293	156,929	175,850	1,643,458
Others	59,148	81,450	80,207	749,598

	¥1,069,770	¥1,140,814	¥1,180,655	$11,034,159

Long-lived assets:
Japan	¥183,778	¥204,437	¥212,291	$1,984,028
United States of America	46,286	35,543	35,712	333,757
Asia	34,201	33,324	31,070	290,374
Europe	24,342	21,894	23,269	217,467
Others	5,148	4,110	3,294	30,785

	¥293,755	¥299,308	¥305,636	$2,856,411

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	Years ended March 31,
	2003	2004	2005	2005
Income before cumulative effect of change in accounting principle	¥43,421	¥68,086	¥45,908	$429,047
Cumulative effect of change in accounting principle	(2,256)	—	—	—
Net income	41,165	68,086	45,908	429,047

Basic earnings per share:
Income before cumulative effect of change in accounting principle	233.02	364.79	244.86	2.29
Cumulative effect of change in accounting principle	(12.11)	—	—	—
Net income	220.91	364.79	244.86	2.29

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	232.97	364.78	244.81	2.29
Cumulative effect of change in accounting principle	(12.11)	—	—	—
Net income	220.86	364.78	244.81	2.29

Basic weighted average number of shares outstanding (shares in thousands):	186,338	186,643	187,489
Dilutive effect of stock options	44	6	39
Diluted weighted average number of shares outstanding	186,382	186,649	187,528

20. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	Years ended March 31,
	2003	2004	2005	2005
Cash paid during the year:
Interest	¥3,230	¥3,043	¥2,331	$21,785
Income taxes	32,012	38,774	40,055	374,346
Acquisitions of business:
Fair value of assets acquired	¥32,015	¥56,506	¥8,478	$79,234
Fair value of liabilities assumed	(22,584)	(19,804)	(2,683)	(25,075)
Minority Interests	—	—	(2,440)	(22,804)
Investments accounted for by the equity method	—	(4,600)	—	—
Stock issuance for acquisition	(9,381)	(15,132)	—	—
Cash acquired	(4,108)	(14,699)	(561)	(5,243)

	¥(4,058)	¥2,271	¥2,794	$26,112

21. RECEIPT OF A NOTICE OF TAX ASSESSMENT BASED ON TRANSFER PRICING ADJUSTMENTS AND FILING COMPLAINT AGAINST IT:

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 ($227,981) and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 ($119,140).

Kyocera recognized this amount of ¥12,748 ($119,140) as current income taxes in its consolidated statement of income for the year ended March 31, 2005, and made cash payments of ¥8,631 ($80,663) on March 29, 2005 and ¥4,117 ($38,477) on April 28, 2005.

On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau. Although the final resolution of the proposed tax assessment is not certain, management believes the ultimate disposition of this matter will not have a material impact on the results of operations.

22. SETTLEMENT REGARDING LaPine CASE:

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257,000, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 pursuant to this settlement and recorded ¥35,454 as cash payment in its consolidated financial statements in the year ended March 31, 2004.

23. SUBSEQUENT EVENTS:

Subsequent to March 31, 2005, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥9,374 ($87,607) payable on June 29, 2005 to stockholders of record on March 31, 2005. The dividend declared was approved by the stockholders at the meeting held on June 28, 2005.

On June 28, 2005, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This issuance of stock acquisition rights is intended to enable the grant of stock options and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation.

24. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended
	September 30, 2003	March 31, 2004	September 30, 2004	March 31, 2005
Net sales	¥518,378	¥622,436	¥600,562	¥580,093
Gross profit	120,724	159,866	170,919	154,669
Net income	15,754	52,332	42,549	3,359

Basic earnings per share:
Net income	¥84.79	¥279.13	¥226.94	¥17.92

Diluted earnings per share:
Net income	¥84.79	¥279.11	¥226.85	¥17.92

Net sales			$5,612,729	$5,421,430
Gross profit			1,597,374	1,445,505
Net income			397,654	31,393

Basic earnings per share:
Net income			$2.12	$0.17

Diluted earnings per share:
Net income			$2.12	$0.17

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period. The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for business combination and goodwill and other intangible assets in the year ended March 31, 2003.

Osaka, Japan

June 28, 2005

Major Consolidated Subsidiaries and Affiliates

As of March 31, 2005

SUBSIDIARIES

Japan

KYOCERA SLC TECHNOLOGIES CORPORATION

Manufactures and markets organic packages and substrates

KYOCERA SOLAR CORPORATION

Markets solar energy products

KYOCERA ELCO CORPORATION

Manufactures and markets electronic connectors

KYOCERA KINSEKI CORPORATION

Manufactures quartz crystal components

KYOCERA DISPLAY INSTITUTE CO., LTD.

Researches and develops organic EL displays

KYOCERA MITA CORPORATION

Manufactures and markets information equipment

KYOCERA MITA JAPAN CORPORATION

Markets information equipment

KYOCERA OPTEC CO., LTD.

Manufactures and markets optical instruments

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

Provides IT-related services

KYOCERA CHEMICAL CORPORATION

Manufactures and markets electronic materials

KYOCERA LEASING CO., LTD.

Provides leasing services

KYOCERA REALTY DEVELOPMENT CO., LTD.

Provides real estate services

JAPAN MEDICAL MATERIALS CORPORATION

Develops, manufactures and markets medical materials and equipment

South Korea

KYOCERA PRECISION TOOLS KOREA CO., LTD.

Manufactures and markets cutting tools

KYOCERA ELCO KOREA CO., LTD.

Manufactures and markets electronic connectors

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Manufactures and markets semiconductor products and electronic devices

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

Manufactures and markets optical instruments

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

Manufactures and markets information equipment

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.

Manufactures and markets telecommunications equipment

UNIVERSAL OPTICAL INDUSTRIES LIMITED

Manufactures and markets optical instruments

YASHICA HONG KONG CO., LTD.

Markets optical instruments

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

Manufactures solar energy products

KYOCERA ELCO HONG KONG LTD.

Markets electronic connectors

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.

Markets fine ceramic products and electronic devices

AVX/KYOCERA (SINGAPORE) PTE. LTD.

Manufactures and markets electronic devices

Malaysia

KYOCERA (MALAYSIA) SDN. BHD.

Markets fine ceramic and related products

India

KYOCERA WIRELESS (INDIA) PRIVATE LIMITED

Researches and develops telecommunications equipment

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.

Markets information equipment

Israel

AVX ISRAEL LTD.

Manufactures and markets electronic devices

U.S.A.

KYOCERA INTERNATIONAL, INC.

North American holding company and headquarters

KYOCERA AMERICA, INC.

Manufactures and markets semiconductor parts

KYOCERA WIRELESS CORP.

Manufactures and markets telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION

Researches and develops telecommunications equipment

KYOCERA INDUSTRIAL CERAMICS CORPORATION

Manufactures and markets fine ceramic products; markets electronic devices

KYOCERA SOLAR, INC.

Manufactures and markets solar energy products

KYOCERA MITA AMERICA, INC.

Markets information equipment

KYOCERA TYCOM CORPORATION

Manufactures and markets PCB and micro-industrial cutting tools

AVX CORPORATION

Manufactures and markets electronic devices

KYOCERA ELECTRONIC DEVICES LLC

Markets electronic devices

Mexico

KYOCERA MEXICANA, S.A. de C.V.

Manufactures fine ceramic products, telecom equipment and solar modules

Brazil

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.

Manufactures and markets optical instruments

Germany

KYOCERA MITA DEUTSCHLAND GmbH

Markets information equipment

KYOCERA FINECERAMICS GmbH

Markets fine ceramic products and electronic devices

U.K.

KYOCERA MITA (U.K.) LIMITED

Markets information equipment

KYOCERA FINECERAMICS LIMITED

Markets fine ceramic products and electronic devices

AVX LTD.

Manufactures and markets electronic devices

France

KYOCERA MITA FRANCE S.A.

Markets information equipment

KYOCERA FINECERAMICS S.A.

Markets fine ceramic products and electronic devices

Italy

KYOCERA MITA ITALIA S.P.A.

Markets information equipment

The Netherlands

KYOCERA MITA EUROPE B.V.

Markets information equipment

Czech Republic

AVX CZECH REPUBLIC S.R.O.

Manufactures and markets electronic devices

KYOCERA SOLAR EUROPE S.R.O.

Manufactures solar energy products

AFFILIATES

Japan	Kyocera’s ownership
TAITO CORPORATION	36.02%
Provides amusement services
WILLCOM, INC.	30.00%
Provides PHS services

Board of Directors, Corporate Auditors and Executive Officers

As of June 30, 2005

BOARD OF DIRECTORS

Executive Advisor

Kensuke Itoh

Chairman and Representative Director

Yasuo Nishiguchi

Vice Chairman and Representative Director

Masahiro Umemura

President and Representative Director

Makoto Kawamura

Directors

Yuzo Yamamura

President and Representative Director of KYOCERA ELCO CORPORATION

Naoyuki Morita

President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.

Koji Seki

Chairman and Representative Director of KYOCERA MITA CORPORATION

Michihisa Yamamoto

President and Representative Director of KYOCERA OPTEC CO., LTD.

Noboru Nakamura

President and Representative Director of KYOCERA CHEMICAL CORPORATION

Isao Kishimoto

President and Representative Director of KYOCERA KINSEKI CORPORATION

Hisao Hisaki

President of KYOCERA (TIANJIN) Sales & Trading Corporation

Rodney Lanthorne

President and Director of KYOCERA INTERNATIONAL, INC.

John Gilbertson

President, Chief Executive Officer and Director of AVX CORPORATION

CORPORATE AUDITORS

Full-time Corporate Auditors

Yasuo Akashi

Yoshihiko Nishikawa

Corporate Auditors

Osamu Nishieda

Shinji Kurihara

Shigekazu Tamura

EXECUTIVE OFFICERS

Chief Executive Officer (CEO)

Yasuo Nishiguchi

Chief Financial Officer (CFO)

Masahiro Umemura

Chief Operating Officer (COO)

Makoto Kawamura

Senior Managing Executive Officer

Isao Yukawa

Managing Executive Officers

Tatsumi Maeda

Hisashi Sakumi

Tsutomu Yamori

Takashi Itoh

Tetsuo Kuba

Osamu Nomoto

Eiichi Toriyama

Senior Executive Officers

Akiyoshi Okamoto

Keijiro Minami

Goro Yamaguchi

Yasushi Matsumura

Tetsuo Okada

Executive Officers

Yoshihito Ota

Yasuyuki Yamamoto

Junichi Jinno

Gen Takayasu

Nobuhiro Ochiai

Junzo Katsuki

Yukihiro Takarabe

Takashi Naruko

Masakazu Mitsuda

Toshimi Gejima

Michiaki Furuhashi

Mitsuru Imanaka

Shoichi Aoki

Hiroshi Togi

Yoshihiro Kano

Yoichi Yamashita

Robert Whisler

John Rigby

Investor Information

CORPORATE HEADQUARTERS

KYOCERA Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3500

Facsimile: +81-75-604-3501

URL: www.kyocera.com

REGIONAL HEADQUARTERS

KYOCERA International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123-1580, U.S.A.

Phone: +1-858-576-2600

Facsimile: +1-858-492-1456

URL: americas.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

111 Wall Street, 5th Floor,

New York, NY 10043, U.S.A.

ANNUAL MEETING

The annual meeting of shareholders of KYOCERA Corporation is normally held in June each year in Kyoto, Japan. In addition, KYOCERA Corporation may hold a special meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges New York Stock Exchange

Symbol: KYO

NUMBER OF SHAREHOLDERS

85,356 (As of March 31, 2005)

INVESTOR RELATIONS

KYOCERA Corporation

Investor Relations Department

Finance Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3556

Facsimile: +81-75-604-3557

URL: www.kyocera.com

The “Investor relations” section of our Web site includes regularly updated information, including annual reports and financial overviews.

This annual report is printed in Japan on recycled paper.

July 8, 2005

[English summary with full translation of consolidated financial information]

Annual Report for the year ended March 31, 2005

On June 29, 2005, Kyocera Corporation files its Annual Report for the year ended March 31, 2005 (fiscal 2005) with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English summary with full translation of consolidated financial information of Annual Report of Kyocera Corporation and its consolidated subsidiaries (Kyocera).

For further information, please contact:
Shoichi Aoki
Executive officer
General Manager of Corporate Financial & Accounting Group

Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto, 612-8501, Japan
Tel: +81-75-604-3500

Information on KYOCERA CORPORATION and its Consolidated Subsidiaries

Item 1. Summary of KYOCERA CORPORATION and its Consolidated Subsidiaries

1. Selected Financial Data

Yen in millions, except per share amounts, percentages, number of shares outstanding and number of employees.

Fiscal Years	2001	2002	2003	2004	2005
(1) Consolidated Financial Data
Net sales	1,285,053	1,034,574	1,069,770	1,140,814	1,180,655
Income before income taxes	400,222	55,398	76,037	115,040	107,530
Net income	216,236	31,953	41,165	68,086	45,908
Stockholders’ equity	1,018,772	1,036,185	1,000,207	1,150,453	1,174,851
Total assets	1,728,056	1,645,458	1,635,014	1,794,758	1,745,519
Stockholders’ equity per share	5,388.71	5,481.26	5,407.57	6,136.26	6,266.50
Earnings per share - Basic	1,143.78	169.02	220.91	364.79	244.86
Earnings per share - Diluted	1,140.46	168.88	220.86	364.78	244.81
Stockholders’ equity to total assets (%)	59.0	63.0	61.2	64.1	67.3
Return on equity (%)	23.8	3.1	4.0	6.3	3.9
Price earning ratio	9.96	52.12	26.62	23.96	31.24
Cash flows from operating activities	149,191	140,929	160,754	62,575	145,523
Cash flows from investing activities	(150,216)	(51,138)	(58,512)	29,581	(132,494)
Cash flows from financing activities	12,331	(18,396)	(74,662)	(20,422)	(67,344)
Cash and cash equivalents at end of year	201,333	280,899	298,310	361,132	310,592
Number of employees	51,113	44,235	49,420	57,870	58,559
(2) Non-Consolidated Financial Data
Net sales	652,510	499,264	482,834	494,035	493,271
Recurring profit	114,500	56,412	54,685	61,788	66,434
Net income	31,398	34,475	27,923	60,663	34,327
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	190,318,300	190,318,300	191,309,290	191,309,290	191,309,290
Stockholders’ equity	889,748	879,434	865,147	1,029,738	1,036,744
Total assets	1,208,746	1,110,951	1,094,672	1,241,012	1,232,069
Stockholders’ equity per share	4,675.06	4,652.07	4,676.97	5,492.08	5,529.54
Annual dividends per share	60.00	60.00	60.00	60.00	80.00
(Interim dividends per share)	(30.00)	(30.00)	(30.00)	(30.00)	(30.00)
Earnings per share – Basic	164.98	182.36	149.45	324.70	182.77
Earnings per share – Diluted	—	182.21	—	324.69	182.73
Stockholders’ equity to total assets (%)	73.6	79.2	79.0	83.0	84.1
Return on equity (%)	3.8	3.9	3.2	6.4	3.3
Price earning ratio	69.04	48.31	39.34	26.92	41.86
Dividends to net income (%)	36.4	32.9	40.1	18.5	43.8
Number of employees	14,659	14,568	13,937	13,604	12,682

(Notes)

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements are expressed by rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No. 128, “Earnings per Share.”

3.	As a result of an increase in an affiliated company accounted for by the equity method, the financial data from fiscal 2001 to fiscal 2004 have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Detailed information is described in Note 7 to The Consolidated Financial Statements included in “Kyocera’s 2005 Annual Report to Shareholders” in this Form 6-K.

4.	The non-consolidated financial statements for fiscal 2001, 2002 and 2003 are expressed by rounding down to millions of yen and those for fiscal 2004 and 2005 are expressed by rounding off to millions of yen.

5.	Consumption taxes and local consumption taxes are not included in net sales.

6.	In the non-consolidated financial statements for fiscal 2002 and thereafter, treasury stock is stated as a reduction of shareholders’ equity, and stockholders’ equity per share, basic earnings per share and diluted earnings per share are computed by deducting the number of treasury stock from the number of shares issued.

7.	Diluted earnings for fiscal 2001 and 2003 in the non-consolidated financial data are omitted because there were no effects of dilution for such fiscal years.

8.	In the non-consolidated financial statements for fiscal 2003, Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share “ and Implementation Guidance for Application of Accounting Standards Board Statement No. 4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share” were adopted to calculate stockholders’ equity per share, basic earnings per share, and diluted earnings per share.

2. History

KYOCERA CORPORATION (formerly SHIKOKU SYOKKIN KAGAKU KENKYUSHO CORP. and renamed from KYOTO CERAMIC CO., LTD. on October 1, 1982) merged with KYOTO CERAMIC CO., LTD. and KYOCERA SHO-JI CORP. on October 1, 1970.

KYOTO CERAMIC CO., LTD., the existing company in effect as a result of this merger, was officially absorbed into KYOCERA CORPORATION (formerly KYOTO CERAMIC CO., LTD.) to change the par value of KYOCERA CORPORATION’s stock to 50 yen per share

Accordingly, events before the merger are described in terms of the history of the predecessor company, KYOTO CERAMIC CO., LTD.

April	1959	KYOCERA CORPORATION facilities, including headquarters and a factory, were founded as a specialized manufacturer in fine ceramics with a capital of ¥3 million.

April	1960	Kyocera Tokyo office was opened.

May	1963	Shiga Gamo Plant was established.

July	1969	Kagoshima Sendai Plant was established. KYOCERA INTERNATIONAL, INC. (currently a consolidated subsidiary) was established in the United States as a sales company.

October	1969	KYOCERA SHO-JI, CORPORATION was established in Japan as a sales company.

October	1970	KYOCERA (formerly KYOTO CERAMIC CO., LTD.) merged with KYOTO CERAMIC CO., LTD. and KYOCERA SHO-JI, CORPORATION.

January	1971	A joint venture named FELDMUHLE KYOCERA EUROPE ELEKTRONISCHE BAUELEMENTE GmbH (currently KYOCERA FINECERAMICS GmbH, a consolidated subsidiary) was established with Feldmuhle AG in Germany.

October	1971	KYOCERA CORPORATION listed on the Osaka Stock Exchange, Second Section (listed on the First Sections in February 1974), and on the Kyoto Securities Exchange.

July	1972	Headquarters was relocated to Yamashina-ku Kyoto Pre.

September	1972	KYOCERA CORPORATION listed on the Tokyo Stock Exchange, Second Section (listed on the First Sections in February 1974).

October	1972	Kagoshima Kokubu Plant was established.

February	1976	New shares of common stock, in the form of American Depository Receipts (ADRs), were issued for sale in the United States.

October	1979	R&D center was established in Kagoshima Kokubu Plant.

May	1980	KYOCERA CORPORATION listed on the New York Stock Exchange. New share of common stock in the form of ADRs were issued in the United States for the second time.

May	1981	KYOCERA BUSINESS MACHINES CO., LTD., (currently KYOCERA COMMUNICATION SYSTEMS CO., LTD., a consolidated subsidiary) was established.

October	1982	Four subsidiaries, including CYBERNET ELECTRONICS CORP., CRESCENT VERT CO., LTD., JAPAN CAST CORP., NEW MEDICAL CO., LTD. were merged with KYOCERA CORPORATION to form KYOCERA CORPORATION.

April	1983	KYOCERA CORPORATION merged KAGOSHIMA ELECTRONICS CO., LTD.

October	1983	KYOCERA CORPORATION merged YASHICA CO., LTD.

April	1984	Tokyo Central Research Laboratory was established (currently integrated in R&D Center, Yokohama).

June	1984	KYOCERA CORPORATION established DAINI-DENDEN KIKAKU CO., LTD. (currently KDDI CORP.)

March	1986	KYOCERA CORPORATION invested in TAITO CORPORATION.

March	1987	KYOCERA CORPORATION issued first unsecured convertible bonds.

February	1989	KYOCERA CORPORATION issued the U.S. dollar denominated bonds with warrant due 1993.

August	1989	ELCO INTERNATIONAL K.K. (currently KYOCERA ELCO CORPORATION, a consolidated subsidiary) joined Kyocera.

January	1990	New shares of common stock in the form of ADRs were issued in the United States for the third time. AVX CORPORATION (currently a consolidated subsidiary) joined Kyocera through shares exchange.

February	1994	KYOCERA CORPORATION issued the U.S. dollar denominated bonds with warrant due 1998.

March	1995	R&D Center, Yokohama was established in Kanagawa Pre.

July	1995	R&D Center, Keihannna was established in Kyoto Pre.

September	1996	KYOCERA SOLAR CORPORATION (currently a consolidated subsidiary) was established as a sales company of residential solar systems.

August	1998	Headquarters was relocated to Fushimi-ku, Kyoto Pre.

February	2000	KYOCERA WIRELESS CORP. (currently a consolidated subsidiary) was established in the United States as a manufacturing and sales company of mobile phone handsets.

April	2000	KYOCERA CORPORATION acquired capital in KYOCERA MITA CORPORATION (currently a consolidated subsidiary).

January	2001	TYCOM CORPORATION (currently KYOCERA TYCOM CORPORATION, a consolidated subsidiary), a manufacturer of micro drill for printed circuit boards in the United States, joined Kyocera.

December	2001	KYOCERA MITA OFFICE EQUIIPMENT (DONGGUAN) CO., LTD. (currently a consolidated subsidiary), a manufacturing and sales company of information equipment, and KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. (currently a consolidated subsidiary), a manufacturing, sales and servicing company of telecommunications equipment, were established in China.

April	2002	KYOCERA MITA CORPORATION succeeded KYOCERA CORPORATION’s printer business.

August	2002	TOSHIBA CHEMICAL CORPORATION (currently KYOCERA CHEMICAL CORPORATION, a consolidated subsidiary) joined Kyocera as a wholly-owned subsidiary through shares exchange.

May	2003	KYOCERA (Tianjin) SOLAR ENERGY CO., LTD. (currently a consolidated subsidiary) was established as a subsidiary of manufacturing and marketing of solar modules in China.

August	2003

KINSEKI, LIMITED (currently KYOCERA KINSEKI CORPORATION, a consolidated subsidiary) joined Kyocera as a wholly-owned subsidiary through shares exchange.

KYOCERA SLC TECHNOLOGIES CORPORATION (currently a consolidated subsidiary) was established as a manufacturing and marketing of build-up substrates.

December	2003

KYOCERA DISPLAY INSTITUTE CO., LTD. (currently a consolidated subsidiary) was established in Yasu, Shiga Pre.

KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION (currently a consolidated subsidiary) was established as a research center of telecommunications equipment in the United States.

April	2004

The organic material components business of KYOCERA CORPORATION was integrated into KYOCERA SLC TECHNOLOGIES CORPORATION through corporate splits.

The marketing division of KYOCERA KINSEKI CORPORATION was merged into the marketing division of the electronic component of KYOCERA CORPORATION and the manufacturing division of crystal related components of KYOCERA CORPORATION was transferred to KYOCERA KINSEKI CORPORATION through corporate splits.

September	2004	JAPAN MEDICAL MATERIALS CORPORATION (currently a consolidated subsidiary) was established by KYOCERA CORPORATION and KOBE STEEL, LTD. and KYOCERA CORPORATION and KOBE STEEL, LTD transferred their medical materials business to JAPAN MEDICAL MATERIALS CORPORATION through corporate spirits.

October	2004	KYOCERA CORPORATION invested in WILLCOM, INC. (currently an affiliate company), which succeeded PHS business provided by DDI POCKET INC.

3. Description of Business

Kyocera had previously classified its operations into four reporting segments, namely, “Fine Ceramics Group”, “Electronic Device Group “, “Equipment Group” and “Others”. However, taking into consideration of changes in the size of operations of each business division of Kyocera and changes in its management structure, the management has changed its reporting segments for fiscal 2005. Kyocera currently has eight reporting segments as follows: “Fine Ceramic Parts Group”, “Semiconductor Parts Group”, “Applied Ceramic Products Group”, “Electronic Device Group”, “Telecommunications Equipment Group”, “Information Equipment Group”, “Optical Equipment Group” and “Others.”

Kyocera’s principal products or services offered by each reporting segment are shown below.

Reporting Segment: Principal Products, Businesses	Principal Subsidiaries

Fine Ceramic Parts Group :

Information & Telecommunication Components,

Sapphire Substrates,

Semiconductor Process Equipment Components, LCD

Process Equipment Components,

Automotive & ITS related Components,

General Industrial Ceramic Components

KYOCERA FINECERAMICS GmbH KYOCERA INDUSTRIAL CERAMICS CORP. KYOCERA ASIA PACIFIC PTE. LTD.

Semiconductor Parts Group :

Ceramic Packages for Surface Mount Devices,

Ceramic Multilayer Package / Multilayer Substrates,

Metallized Products,

Optical Communication Ceramic Packages / Components,

Organic Multilayer Packages / Substrates

KYOCERA FINECERAMICS GmbH

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA AMERICA, INC.

KYOCERA MEXICANA, S.A. DE C.V.

KYOCERA ASIA PACIFIC PTE. LTD.

KYOCERA SLC TECHNOLOGIES CORPORATION

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Applied Ceramic Products Group :

Residential & Industrial Photovoltaic Generating Systems,

Solar Cells / Modules

Cutting Tools, Micro Drills

Dental & Orthopedic Implants

Jewelry & Applied Ceramic related products

KYOCERA SOLAR CORP.

KYOCERA SOLAR, INC.

KYOCERA FINECERAMICS GmbH

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

KYOCERA ASIA PACIFIC PTE. LTD.

KYOCERA PRECISION TOOLS KOREA CO., LTD.

KYOCERA TYCOM CORP.

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

JAPAN MEDICAL MATERIALS CORP.

Electronic Device Group :

Ceramic Chip Capacitors, Tantalum Capacitors, Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs),

Voltage Controlled Oscillators (VCOs)),

RF Modules

Ceramic Resonators / Filters

Thermal Printheads

LED Printheads

Amorphous Silicon Drums

Liquid Crystal Displays

Connectors

AVX CORPORATION

KYOCERA ELCO CORP.

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA ASIA PACIFIC PTE. LTD.

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

KYOCERA ELCO KOREA CO., LTD.

KYOCERA ELCO HONG KONG, LTD.

KYOCERA FINECERAMICS GmbH

KYOCERA KINSEKI CORP.

KYOCERA DISPLAY INSTITUTE CO., LTD

Telecommunications Equipment Group:

CDMA Mobile Phone Handsets and Base Stations,

PDC Mobile Phone Handsets,

PHS Related Products

(PHS Mobile Phone Handsets, PHS Base Stations, Wireless Local Loop Systems, High Speed Wireless Data Transfer Systems)

KYOCERA WIRELESS CORP. KYOCERA WIRELESS (INDIA) PVT. LTD. KYOCERA TELECOMMUNICATIONS RESEARCH CORP. KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD

Information Equipment Group: ECOSYS Non-cartridge Printers and Copiers Digital Network Multi Function Products	KYOCERA MITA CORP. KYOCERA MITA JAPAN CORP. KYOCERA MITA AMERICA, INC. KYOCERA MITA EUROPE B.V. KYOCERA MITA DEUTSCHLAND GmbH KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

Optical Equipments Group: Digital Still Cameras Single-lens Reflex Cameras Compact Cameras Camera Lenses Optical Modules	KYOCERA OPTEC CO., LTD KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA. YASHICA HONG KONG CO., LTD. UNIVERSAL OPTICAL INDUSTRIES, LTD. DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

Others :

Chemical Materials for Electronic

Components, Insulators, Resin Products

Telecommunications Network Systems

Business

Computer Network System Business

IT solutions Services

Consulting Business

Leasing Business

Hotel Business

Realty Develop Business,

Insurance Agent & Travel Agent Business

KYOCERA CHEMICAL CORP.

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

KYOCERA LEASING CO., LTD.

HOTEL KYOCERA CO., LTD.

HOTEL PRINCESS KYOTO CO., LTD.

KYOCERA REALTY DEVELOPMENT CO., LTD.

PIAZZA INVESTMENT CO., LTD.

SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

KYOCERA INTERNATIONAL INC.

Principal Businesses	Principal Affiliate Accounted for by the Equity Method
Amusement Services	TAITO CORPORATION
PHS Business	WILLCOM, INC.

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the computing, telecommunications, automotive and various industrial sectors. These products are made from a variety of ceramic materials, such as silicon carbide, silicon nitrides and zirconia as well as alumina, utilizing their characteristics of heat resistance, corrosion resistance and wear resistance.

Products Kyocera develops, manufactures and sales in this reporting segment include substrates, which are thin ceramic bases used by manufacturers for hybrid integrated circuit (IC) foundations. Kyocera also produces substrates for thermal printheads, ceramic/alumina tape substrates for thin film chip resistors, substrate for HDD thin film magnetic heads, parts for LCD fabrication equipment, sapphire substrates for LCD projectors and LEDs, parts for semiconductor fabrication equipment, mechanical seals for pumps, engine components for the automobile industry, friction tight discs and thread guides for yarn texturing machines in the textile industry, rings for fishing rods, nozzles and parts for paper-making machinery.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sales inorganic (ceramic) and organic packages in this reporting segment.

Ceramic packages have the characteristics of being air and water tight and corrosion resistance and also have the ability to dissipate heat efficiently. In addition, they have a superior capacity for use in high frequency and embedded passive components. Kyocera develops, produces and sales ceramic packages for ceramic IC or other semiconductor and electronic components.

The most common types of the ceramic IC packages Kyocera develops, makes and sales are multilayer packages, including SMD packages and pin grid arrays. Kyocera also develops, produces and sales opto-electronic packages and ceramic parts for fiber-optic communications connectors. SMD packages are used for surface acoustic wave (SAW) filters and oscillators, which are mostly inserted into mobile phone handsets. Pin grid arrays are sold to manufacturers of MPUs and of other logic ICs, which are principally inserted into information equipment and peripherals. Kyocera also produces ceramic packages for charge-coupled-devices (CCDs) and complementary metal oxide semiconductor (CMOS) devices, which are mainly used in camera-equipped mobile phone handsets.

In organic package business, Kyocera established a specialized high density organic circuit board manufacturer, Kyocera SLC Technologies Corporation (KST), KST develops, produces and sales system in a package substrates (SiP) used in miniature and high functional electronic equipment such as mobile phone handsets, digital still cameras and mobile music players and organic packages for high-end application specific integrated circuits (ASICs). In addition, KST works on the mass-production of new organic package for next generation micro processor units (MPUs) and its peripheral devices for digital consumer products.

(3) Applied Ceramic Products Group

This reporting segment consists of 4 product line: 1) Solar Energy Products, 2) Cutting Tools, 3) Dental and Orthopedic Implants, 4) Jewelry and Applied Ceramic Related Products.

1) Solar Energy Products

Kyocera develops, manufactures and sales solar cells and modules, applied solar cell products and photovoltaic systems for generating electricity. We expand our solar cell production capacity in Japan as well as commenced to assemble solar modules in KYOCERA (Tianjin) Solar Energy Co., Ltd. in China, which was established as manufacture and sales subsidiary of solar modules in May 2003. In addition, Kyocera constructed solar module assemble facility in Tijuana Mexico for U.S market in October 2004. To increase sales in Europe, Kyocera promotes to construct new plant for solar module in Czech Republic.

2) Cutting Tools

Kyocera produces cutting tools for metal processing in industrial production, particularly in the automotive industry. To expand cutting tools business, Kyocera Corporation acquired Tycom Corporation (now consolidated subsidiary Kyocera Tycom Corporation), which was a U.S major manufacturer of carbide cutting tools for the printed circuit board industry in January 2001. Kyocera aims to be a market leader in cutting tools business by pursuing synergies between Kyocera Tycom Corporation and Kyocera Corporation in worldwide manufacturing and sales channels.

3) Dental and Orthopedic Implants

Kyocera established Japan Medical Materials Corporation (JMM) with Kobe Steel, Ltd. which was a new company by integrating each of the medical material businesses in September 2004. JMM produces a wide range of orthopedic and dental applications such as dental and orthopedic implants, artificial knee joint replacement systems, and ceramic materials helping heal hip fractures by combining with material and processing technologies of ceramics and titanium alloys and integrating business resources such as development, manufacturer, marketing and sales channels with Kyocera and Kobe Steel, Ltd.

4) Jewelry and Applied Ceramic Related Products

Recrystallized jewelry comprises mainly synthetic emeralds, alexandrines and rubies. These stones are manufactured using a single crystal growth technology developed by us, and are chemically and physically equivalent to natural stones. We introduce recrystallized jewelry products to meet consumer needs and to cultivate its sales network. Kyocera also produces applied ceramic related products such as kitchen knives utilizing ceramic characteristics of wear resistance and corrosion resistance from acid and alkalinity.

(4) Electronic Device Group

Our electronic device group develop, manufacture and sale high quality and cost competitiveness electronic components and devices for telecommunications and information processing industry. This field creates demand for miniaturization, low voltage, high frequency and low energy consumption, and we produce high-value-added products such as miniature ceramic capacitors with high capacitance capacitors, tantalum capacitors, miniature timing devices like a temperature compensated crystal oscillators (TCXOs) or voltage-controlled oscillators (VCOs), and high frequency modules for mobile phone handsets and PCs. We also produce thin-film devices such as thermal printheads, amorphous silicon drums and LCDs for audio visual electronic equipment, office automation equipment and industrial equipment.

We strengthen manufacture and sales in China due to enhance price competition and cultivate new market. We commenced to produce ceramic capacitors and timing devices in Shanghai Kyocera Electronics Co., Ltd. since fiscal 2001. In fiscal 2004, we established a sales company in Tianjin and started marketing of our products made both in China and around the world other areas through this company due to expand the sales in China.

To expand this reporting segment business, we pursue the synergies with subsidiaries. AVX Corporation and its consolidated subsidiaries (AVX), which produces and markets ceramic capacitors, tantalum capacitors and other passive components for telecommunications and information equipment, has global manufacturing and sales network. AVX is a major contributor to our Electronic Device Group sales and pursue synergies with develop and manufacture in ceramic capacitor business. In timing device business, Kyocera Corporation acquired Kinseki, Limited (now wholly –owned subsidiary, Kyocera Kinseki Corporation) through a share exchange in August 2003. The marketing division of Kyocera Kinseki Corporation and its consolidated subsidiaries (Kyocera Kinseki) was merged into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kyocera Kinseki through corporate splits due to pursue synergies in develop, manufacture and sales in April 2004.

(5) Telecommunications Equipment Group

This reporting segment includes CDMA mobile phone handsets and base stations, PDC mobile phone handsets and PHS-related products such as PHS mobile phone handsets and base stations. These products are produced mainly for KDDI Corporation (KDDI) and WILLCOM, Inc. (WILLCOM), as well as for other Asian and U.S. telecommunication service providers. KDDI is a telecommunications service company, in which we made an equity investment when it was founded in 1984, when the telecommunications business, which had previously been monopolized by a national telephone company, was opened to private companies. KDDI and KDDI’s subsidiaries are currently engaged in providing long distance and international telephone services and cellular services. WILLCOM, formerly DDI Pocket Inc., was renamed in February 2005, and provides PHS services. Our shareholder ratio in WILLCOM is 30%.

We aim to be a top supplier of CDMA mobile phone handsets. This technology has become one of the fastest growing mobile phone protocols. We acquired CDMA mobile phone handset business of Qualcomm Inc. and established Kyocera Wireless Corp., wholly-owned subsidiary in February 2000. In addition, we established joint venture, Kyocera Zhenhua Communication Equipment Co., Ltd., which company develop, manufacture, sales and after services of CDMA mobile phone handsets in Guiyang City in China in December 2001, and commence to produce CDMA mobile phone handsets for China in January 2002. With regard to telecommunications equipment, we aim to become a leader in the CDMA market by pursuing a global marketing strategy with bases in Japan, the United States and China, and to optimize our global product development and production structure.

The other major area in Telecommunications Equipment Group is PHS-related business. This business is expanded by cultivating new markets overseas through our three telecommunication systems based on PHS technology. Specifically, we seek to expand sales of PHS systems through the expansion of PHS mobile phone handsets and base stations in China. We spread the same PHS system prevailing in China to other Asian countries as well as promote new PHS mobile phone handsets and base stations which meet with high speed data transmission services to WILLCOM in Japan. We also promote sales of Wireless Local Loop (WLL) systems in countries where fixed phone networks are not as yet widespread. Furthermore, we have promoted wireless Internet systems, which enable internet services to be used at broadband speed with wireless technology. To promote three systems in appropriate market, we expect to increase sales of PHS-related products.

(6) Information Equipment Group

The major products in this reporting segment comprise page printers, digital copiers and multifunction products. Our products markets under the name of “ECOSYS” with a long life cycle and cartridge-free technology utilizing our thin film products, amorphous silicon drums.

In April 2000, Kyocera Mita Corporation became one of our wholly-owned subsidiaries. Kyocera Corporation’s ECOSYS printer department was transferred into this subsidiary through corporate splits, enabling us to build a unified presence in the document solutions business. Further efficiencies have resulted from the integration of our printer and copier sales operations with those of Kyocera Mita Corporation. We have enhanced our line up of our products through the standardization of engines between the printers and multi function products (MFPs). In addition, we established a plant, Kyocera Mita Office Equipment (Dongguan) Co., Ltd in Dongguan, China due mainly to strengthen price competitiveness.

We expect further strong demand of color printers, copiers and MFPs. We focus on expanding the comprehensive color-capable product line up of printers, copiers and MFPs with inexpensive running cost as well as monochrome products.

(7) Optical Equipment Group

This reporting segment includes digital still cameras, optical modules, compact cameras, SLR cameras and lenses.

To enhance cost competitiveness in camera business, we mass produce digital still cameras in our joint venture, Dongguan Shilong Kyocera Optics Co., Ltd. However, we could not improve profitability in camera business due mainly to rapid demand shift from conventional still camera to digital still camera and continuous market price hike in digital still camera. As a result, we made a decision to downsize our camera business and focus on optical module business.

In optical module business, we have commenced to produce and sale of optical module for camera - equipped phone since fiscal 2005. We plan to expand application of digital optical module and unit for monitoring system in LCD projectors and rear-projection TV.

(8) Others

This reporting segment includes revenues from telecommunication network systems, financial services such as leasing and credit financing, office leasing, and other services in Japan and Asia. This segment also includes develop, manufacture and sales of electronic component materials, electric insulators and synthetic resin molded parts.

Kyocera Leasing Co., Ltd. is principally involved in providing credit financing services and commercial leasing services for copiers, MFPs and other equipment. It therefore supports the operations of our Equipment Group.

Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries (KCCS) operate total telecommunications network system business from development of the system to design, construction and maintenance services. KCCS also expands data center services for mobile content distribution services and IT solutions services for business user by developing new products featuring network services as well as system integration services.

Kyocera Chemical Corporation, which joined Kyocera in August 2002, mainly produces electronic component materials. We will develop new products by pursuing the synergies with fine chemical technologies and our components technologies such as Electronic Device Group.

Kyocera Group structure is summarized as follows. Others include affiliates that are accounted for by the equity method.

4. Scope of Consolidation and Application of the Equity Method

The following table sets forth information, as of March 31, 2005, with respect to our significant subsidiaries and affiliates.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Consolidated subsidiaries

KYOCERA INTERNATIONAL, INC.	United States	100.00%	North American holding company and headquarters

KYOCERA AMERICA, INC.	United States	100.00%	Manufacture and sale of fine ceramic-related products

KYOCERA INDUSTRIAL CERAMICS CORP.	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

KYOCERA SOLAR, INC.	United States	100.00%	Manufacture and sale of solar energy products

KYOCERA WIRELESS CORP.	United States	100.00%	Manufacture and sale of telecommunications equipment

KYOCERA WIRELESS (INDIA) PVT. LIMITED	India	100.00%	R&D of telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORP.	United States	100.00%	R&D of telecommunications equipment

KYOCERA TYCOM CORP.	United States	100.00%	Manufacture and sale of micro drills

KYOCERA MEXICANA, S.A. DE C.V.	Mexico	100.00%	Manufacture of ceramic-related products, solar energy products and telecommunication equipment

KYOCERA FINECERAMICS GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices

KYOCERA MITA AMERICA, INC.	United States	100.00%	Sale of information equipment

KYOCERA MITA (U.K.) LTD.	United Kingdom	100.00%	Sale of information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
KYOCERA MITA AUSTRALIA PTY. LTD.	Australia	100.00%	Sale of information equipment

KYOCERA MITA EUROPE B.V.	Netherlands	100.00%	Sale of information equipment

KYOCERA MITA DEUTSCHLAND GmbH	Germany	100.00%	Sale of information equipment

KYOCERA MITA FRANCE S.A.	France	100.00%	Sale of information equipment

KYOCERA MITA ITALIA S.P.A.	Italy	100.00%	Sale of information equipment

KYOCERA MITA CORP.	Japan	100.00%	Manufacture and sale of information equipment

KYOCERA MITA JAPAN CORP.	Japan	100.00%	Sale of information equipment

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.	China	90.00%	Manufacture and sale of information equipment

KYOCERA ASIA PACIFIC PTE. LTD.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

YASHICA HONG KONG, CO., LTD.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

UNIVERSAL OPTICAL INDUSTRIES LTD.	Hong Kong	100.00%	Manufacture and sale of optical instruments

PIAZZA INVESTMENT CO., LTD.	Hong Kong	100.00%	Real estate leasing

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.	Brazil	100.00%	Manufacture and sale of optical instruments

SHANGHAI KYOCERA ELECTRONICS CO., LTD.	China	90.00%	Manufacture and sale of semiconductor parts and electronic devices

SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.	China	100.00%	Real estate leasing

SHANGHAI KYOCERA TRADING CO., LTD.	China	100.00%	Security service of PHS base stations and handsets Sale on import of electronic parts and materials

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.	China	90.00%	Manufacture and sale of optical instruments and cutting tools

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.	China	70.00%	Manufacture and sale of telecommunications equipment

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.	China	90.00%	Manufacture and sale of solar energy products

KYOCERA PRECISION TOOLS KOREA CO., LTD.	Korea	90.00%	Manufacture and sale of cutting tools

AVX CORPORATION	United States	70.42%	Manufacture and sale of electronic devices

KYOCERA ELCO CORP.	Japan	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO KOREA CO., LTD.	Korea	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO HONG KONG LTD.	Hong Kong	100.00%	Sale of electronic devices

KYOCERA COMMUNICATION SYSTEMS CO., LTD.	Japan	76.30%	Provision of IT services

KYOCERA OPTEC CO., LTD.	Japan	100.00%	Manufacture and sale of optical instruments

KYOCERA SOLAR CORP.	Japan	100.00%	Sale of solar energy products

KYOCERA LEASING CO., LTD.	Japan	100.00%	Various leasing services, property management and financing services

KYOCERA REALTY DEVELOPMENT CO., LTD.	Japan	100.00%	Real estate services

HOTEL KYOCERA CO., LTD.	Japan	100.00%	Hotel management and operations

HOTEL PRINCESS KYOTO CO., LTD.	Japan	100.00%	Hotel management and operations

KYOCERA INTERNATIONAL CO., LTD.	Japan	100.00%	Insurance and travel agency

KYOCERA CHEMICAL CORP.	Japan	100.00%	Manufacture and sale of electronic materials

KYOCERA KINSEKI CORP.	Japan	100.00%	Manufacture and sale of electronic device products

KYOCERA SLC TECHNOLOGIES CORP.	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
KYOCERA DISPLAY INSTITUTE CO., LTD.	Japan	100.00%	R&D, manufacture and sale of organic electro luminescence display

JAPAN MEDICAL MATERIALS CORP.	Japan	77.00%	Development, manufacture and sale of medical materials and equipment

And other 116 companies

Subsidiaries and Affiliates accounted for by equity method

TAITO CORP.	Japan	36.02%	Amusement services

WILLCOM, INC.	Japan	30.00%	PHS business

And other 14 companies

(Note) Net Sales of Kyocera Wireless Corp., excluding intra-group sales within Kyocera, exceeded 10% of Kyocera’s consolidated net sales. The followings are its operating results and financial position for fiscal 2005.

(1) Net sales	¥141,903 million
(2) loss before income taxes	¥13,460 million
(1) Net loss	¥15,351 million
(1) Net assets	¥(716) million
(1) Total assets	¥43,128 million

5. Employees

At March 31, 2005, Kyocera had 58,559 employees, of whom 2,713 work in the Fine Ceramic Parts Group, 7,539 work in the Semiconductor Parts Group, 4,306 work in the Applied Ceramic Products Group, 21,091 work in the Electronic Device Group, 5,587 work in the Telecommunications Equipment Group, 10,321 work in the Information Equipment Group, 2,659 work in the Optical Equipment Group, 3,237 work for Others and 1,106 work in Corporate.

Kyocera Corporation had 12,682 employees, and their average age and average service years were 37.9 and 15.1, respectively. The average yearly salary for Kyocera Corporation’s employees was ¥6,102,827.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Overview

1. Summary of Financial Results

(1) Financial Results

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Net sales	1,140,814	1,180,655	3.5
Profit from operations	108,962	100,968	(7.3)
Income before income taxes	115,040	107,530	(6.5)
Net income	68,086	45,908	(32.6)
Diluted earnings per share (yen)	364.78	244.81	—
U.S. dollar (yen)	113	108	—
Euro (yen)	133	135	—

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Orders	1,183,388	1,154,786	(2.4)
Fine Ceramic Parts Group	70,208	74,026	5.4
Semiconductor Parts Group	114,420	124,193	8.5
Applied Ceramic Products Group	79,811	95,823	20.1
Electronic Device Group	267,444	265,628	(0.7)
Telecommunications Equipment Group	319,079	223,365	(30.0)
Information Equipment Group	215,931	240,254	11.3
Optical Equipment Group	31,421	34,133	8.6
Others	104,052	120,005	15.3
Adjustments and eliminations	(18,978)	(22,641)	—

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Production (sales price base)	1,140,987	1,170,312	2.6
Fine Ceramic Parts Group	68,714	74,063	7.8
Semiconductor Parts Group	109,875	127,908	16.4
Applied Ceramic Products Group	78,114	99,381	27.2
Electronic Device Group	254,932	268,950	5.5
Telecommunications Equipment Group	307,644	248,144	(19.3)
Information Equipment Group	220,122	245,066	11.3
Optical Equipment Group	31,175	29,291	(6.0)
Others	70,411	77,509	10.1

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Net sales	1,140,814	1,180,655	3.5
Fine Ceramic Parts Group	68,758	73,711	7.2
Semiconductor Parts Group	108,784	127,960	17.6
Applied Ceramic Products Group	78,287	93,879	19.9
Electronic Device Group	256,906	262,997	2.4
Telecommunications Equipment Group	302,787	250,918	(17.1)
Information Equipment Group	214,192	241,145	12.6
Optical Equipment Group	29,297	35,776	22.1
Others	100,505	118,040	17.4
Adjustments and eliminations	(18,702)	(23,771)	—

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Income before income taxes	115,040	107,530	(6.5)
Fine Ceramic Parts Group	10,239	11,535	12.7
Semiconductor Parts Group	10,603	17,550	65.5
Applied Ceramic Products Group	10,297	17,129	66.3
Electronic Device Group	5,047	35,406	601.5
Telecommunications Equipment Group	5,082	(14,918)	—
Information Equipment Group	31,986	36,186	13.1
Optical Equipment Group	(5,826)	(15,387)	—
Others	9,683	13,019	34.5
Corporate	34,871	8,683	(75.1)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	2,575	(1,678)	—
Adjustments and eliminations	483	5	(99.0)

Geographic Segments

(Yen in millions)

	Fiscal Years		Increase (Decrease) (%)
	2004	2005
Net Sales	1,140,814	1,180,655	3.5
Japan	456,807	472,417	3.4
United States	251,326	248,333	(1.2)
Asia	194,302	203,848	4.9
Europe	156,929	175,850	12.1
Others	81,450	80,207	(1.5)

Kyocera produces and distributes various kinds of products for the telecommunications and information processing, environmental protection and quality of life markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active merger and acquisition activities, as well as applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets and digital still cameras. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group, Electronic Device Group, Telecommunications Equipment Group, Information Equipment Group, Optical Equipment Group and Others. The net sales of these segments (including inter-segment net sales) accounted for 6.2%, 10.8%, 8.0%, 22.3%, 21.3%, 20.4%, 3.0% and 10.0%, respectively, of Kyocera’s total net sales for the fiscal 2005. Also, in fiscal 2005, net sales to Japan, the United States, Asia, Europe and Other accounted for 40.0%, 21.0%, 17.3%, 14.9% and 6.8%, respectively.

Kyocera derives a substantial portion of its revenue from sales of products and services in electronic equipment industries, including IT industries. In fiscal 2005, the business environment surrounding the components business, which includes Fine Ceramic Parts Group, Semiconductor Parts Group and Electronic Device Group, changed considerably from the first half of fiscal 2005 to the second half of fiscal 2005. Components demand for mobile phone handsets, computer equipment and digital consumer products, which showed strong growth in the first half of fiscal 2005, slowed down in the second half of fiscal 2005 as companies engaged in the manufacture of electronic equipment were forced to make production adjustments in order to reduce their inventories. Price declines of key components also accelerated in the second half of fiscal 2005 in accord with these factors. Similar product sales price declines were also seen in Kyocera’s finished products, particularly CDMA mobile phone handsets, Personal Handyphone System (PHS)-related products, information equipment such as printers and copiers, and digital still cameras.

Kyocera’s electronic equipment-related businesses were therefore faced with extreme difficult business environment in the second half of fiscal 2005. Nevertheless, businesses in non-electronic equipment-related industries made positive contributions to Kyocera’s consolidated results in fiscal 2005, in particular Applied Ceramic Products Group. Such areas included solar power generation systems spurred by rising environmental concerns and cutting tools for which demand increased considerably due to robust production activities at automobile manufacturers.

As a result of favorable market conditions in the first half of fiscal 2005, Kyocera enjoyed year-on-year increases in production and sales in Fine Ceramic Parts Group, Semiconductor Parts Group and in Electronic Device Group. Orders in Electronic Device Group decreased slightly compared with fiscal 2004 due to the downturn in market conditions in the second half of fiscal 2005. Orders, production and sales in Applied Ceramic Products Group, which includes solar power generation systems and cutting tool, increased significantly compared with fiscal 2004. Meanwhile, orders, production and sales in Information Equipment Group also increased due to steady growth in sales of monochrome copiers, printers and MFPs in Europe. Conversely, in Telecommunications Equipment Group, which develops, manufactures and sells products such as CDMA mobile phone handsets for Japan and the United States and PHS-related products for China, orders, production and sales decreased compared with fiscal 2004. The main reasons for this decrease were intense price competition in these two product areas in Japan and overseas, and inventory reduction of PHS-related products in China. In Optical Equipment Group, which includes digital still cameras and optical modules for camera-equipped mobile phone handsets as its key products, Kyocera decided to considerably downsize the digital still camera and conventional still camera businesses in fiscal 2005, which led to a marked decline in sales in the camera business. However, Kyocera also commenced the manufacture and sale of optical modules in fiscal 2005. Consequently, although production in Optical Equipment Group decreased compared with fiscal 2004, both orders and sales increased.

In fiscal 2005, Kyocera’s overseas net sales increased by 3.5% compared with fiscal 2004. The yen appreciated 5 yen against the U.S. dollar and depreciated 2 yen against the Euro, respectively compared with the average exchange rates in fiscal 2004. In terms of net sales, the effects of the rising yen against the U.S dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, consolidated net sales after translation into yen were pushed down by approximately ¥21,200 million compared with fiscal 2004.

Kyocera is striving to cultivate the high-growth-potential digital consumer equipment market by expanding its businesses on a global scale. Kyocera already has production and sales bases for key components and equipment in China. Going forward, Kyocera will conduct aggressive marketing activities for digital consumer equipment in Brazil, Russia and India to take advantage of expanding markets in the same manner as with China.

(2) Cash flow

Cash and cash equivalents at the end of fiscal 2005 decreased by ¥50,540 million, or 14.0%, to ¥310,592 million compared with the end of fiscal 2004.

1) Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal 2005 increased by ¥82,948 million, or 132.6%, to ¥145,523 million from ¥62,575 million in fiscal 2004. This was due to a significant decrease in receivables by collection, including short-term finance receivables, although net income decreased by ¥22,178 million, or 32.6%, to ¥45,908 million compared with fiscal 2004. In addition, due to the settlement regarding LaPine Case of ¥35,454 million in fiscal 2004, net cash provided by operating activities in fiscal 2005 increased compared with fiscal 2004.

2) Cash Flows from Investing Activities

Net cash used in investing activities in fiscal 2005 increased by ¥162,075 million, or 547.9%, to ¥132,494 million from net cash provided by investing activities of ¥29,581 million in fiscal 2004. This was due mainly to increases in purchases of government bonds and deposits of negotiable certificate of deposits in consideration of market trends and current and future financial position according to our investment policy. In addition, in fiscal 2005, there was no cash inflow from withdrawal of restricted cash for settlement regarding LaPine Case.

3) Cash Flows from Financing Activities

Net cash used in financing activities in fiscal 2005 increased by ¥46,922 million, or 229.8%, to ¥67,344 million from ¥20,422 million in fiscal 2004. This was due mainly to a decrease in proceeds from issuance of long-term debt and an increase in repayments of long-term debt.

Cash Flow Indexes

	Fiscal Years
	2001	2002	2003	2004	2005
Stockholders’ equity to total assets (%)	59.0	63.0	61.2	64.1	67.3
Market capitalization to total assets (%)	124.6	101.2	66.5	91.3	82.2
Interest bearing debts per operating cash flows (years)	1.5	1.5	1.2	3.2	1.0
Operating cash flows per interest paid (ratio)	37.3	26.6	49.8	20.6	62.4

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in the consolidated balance sheets.

2. Production, Orders Received and Sales

As information on production, orders and sales for Kyocera is analogous to net sales, please refer to results for each reporting segment in “1. Summary of Financial Results.”

3. Remaining Challenges

Kyocera aims to be a “creative company that continues to grow in the 21st century” and promotes “high-value-added diversification” as its core management strategy to achieve this. The management initiatives implemented in fiscal 2005, coupled with new structural reforms to be undertaken in fiscal 2006, are expected to lead to improved corporate performance. Kyocera accordingly seeks to attain a consolidated pre-tax profit ratio of 10% or higher in fiscal 2006.

By making the components and equipment businesses highly profitable, Kyocera would like to achieve the target of a pre-tax profit ratio of over 15% in the medium to long term. Specific business developments aimed at accomplishing the aforementioned goals are as follows.

(1) Enhance Profitability of Equipment Group

Kyocera intends to improve performance in Telecommunications Equipment Group and Optical Equipment Group that was sluggish in fiscal 2005.

In the mobile phone handset business, Kyocera will implement additional structural reforms at Kyocera Wireless Corp. (KWC) to improve its profitability. With regard to PHS-related products, Kyocera will strive for business expansion through the introduction of next-generation base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition to creating new markets and launching more cost-competitive products overseas, Kyocera will also strive to capture new customers for its high speed wireless internet systems.

Kyocera seeks to boost profitability in the optical equipment business by maximizing the positive effects of structural reforms executed in fiscal 2005. Other initiatives aimed at improving profitability in this business include expanding the business for optical components, especially optical modules for mobile phone handsets, and increasing productivity at production sites in China.

(2) Enhance Profitability of Components Business

Kyocera will aggressively pursue improvements in productivity through production process reforms implemented up until now. In fiscal 2006, Kyocera will promote to strengthen and entrench business basis that will drive future business development. Specifically, investment will be strategically and aggressively channeled into businesses focused on solar energy products, ceramic components for semiconductor and LCD fabrication equipment, organic packages, cutting tools, LCDs and organic EL displays to further improve profitability.

4. Business Risks

The followings are the business risks that may influence Kyocera’s operating results, stock price and financial positions. These are assumed at the end of fiscal 2005.

(1) Continued or increasing weakness in the Japanese or global economy may significantly reduce demand for Kyocera’s products

The Japanese economy showed a stable growth due mainly to expanded market for digital home appliances and favorable trend in automotive industry in the first half of fiscal 2005, however, in the second half of fiscal 2005, it remained uncertain as affected by the inventory reductions in the IT-related industries. The current global economic situation, including the U.S., also does not allow optimism. Kyocera predicts the situation will continue to be unstable considering the yen’s appreciation and the rises in prices of oil and certain materials. Kyocera is substantially dependent for its growth on the markets for semiconductors and components for mobile phone handsets and PC-related equipment. Though these markets have been expanding favorably in accordance with growing demand for digital appliances, these may be adversely affected by sluggish consumer spending brought by economic recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for cellular telephones and IT-related products, including personal computers and printers, will continue to grow rapidly, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has four principal production facilities, located in Shanghai, Dongguan and Guiyang, Tianjin and Kyocera plans to make substantial additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate including those due to changes in institutional systems in various parts of the country may adversely affect its IT-related markets, in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, thus Kyocera predicts that its production prices will continue to be down over fiscal 2006 partly depending on the demand and competition situation. In production businesses in which Kyocera produces specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customer’s needs. This requires maintaining close ties with its customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(4) Small manufacturing delays or defects at outsourcing process or internal manufacturing process can adversely affect Kyocera’s production yields and operating results

Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Kyocera has experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead-time. Kyocera’s revenues derived from sales of these products will be materially and adversely affected if Kyocera is unable to obtain a high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in Kyocera’s production cycle.

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Because the majority of Kyocera’s costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to its financial results.

(5) Since a significant percentage of Kyocera’s revenues have been from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 60% of its total revenues in fiscal 2005. Kyocera believes that international sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability may inhibit export of Kyocera’s products;

•	Kyocera may experience difficulties in the timeliness of collection of accounts receivable due from foreign customers and be forced to write off those receivables;

•	tariffs and other barriers may make Kyocera’s products less cost competitive;

•	shipping costs of Kyocera’s products may increase;

•	Kyocera may have difficulty in staffing and managing its international operations; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

(6) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect its results of operations and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(7) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees, especially engineers in key fields, including software design in telecommunications, is intense. Because of this intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

(8) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

Kyocera’s success and competitive position depend on protecting its trade secrets and other intellectual property. Kyocera’s strategy is to rely both on trade secrets and patents to protect its manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. Kyocera takes certain measures to protect its trade secrets, including executing nondisclosure agreements with certain of its employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures Kyocera takes are not properly implemented, Kyocera may not have an adequate remedy. Disclosure of its trade secrets or reverse engineering of its proprietary products, processes or devices could materially and adversely affect its business, financial condition and results of operations.

Kyocera is actively pursuing patents on some of its recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(9) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

•	infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against Kyocera,

•	future assertions against Kyocera will not result in an injunction against the sale of infringing or allegedly infringing products or otherwise significantly impair its business and results of operations; or

•	Kyocera will not be required to obtain licenses, the expense of which may adversely affect its results of operations.

(10) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve market acceptance.

(11) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including KDDI Corporation (Japanese telecommunication service provider), and Japanese financial institutions. As of March 31, 2005, the aggregate fair value of equity securities included in available-for-sale securities was ¥343,208 million, with gross unrealized gains in the amount of ¥71,448 million and gross unrealized losses in the amount of ¥246 million. If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary, Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2005, Kyocera recorded losses on impairment of investment securities in the amount of ¥132 million, mainly due to management’s estimation that certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. For some of the equity securities Kyocera owns, including the KDDI shares it owns, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

5. Significant Patents and Licenses and Agreement

(1) The following table shows significant license agreements.

Kyocera Corporation

Counter Party	Country	Contents	Period
Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to patent expiration

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric/ electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to patent expiration

Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to patent expiration

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to patent expiration

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

Hitachi Displays, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1999 to March 31, 2007

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to patent expiration

Counter Party	Country	Contents	Period
Eastman Kodak Company	United States	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012

Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera	From October 30, 2002 to September 17, 2007

Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic (“STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to patent expiration

NEC Corporation	Japan	License under patents regarding telecommunications handsets based on STD-T53 and IS-95 standard.	From August 1, 2003 to April 28, 2015

International Business Machines Corporation	United States	License under patents regarding SLC technology	From September 1, 2003 to patent expiration

Motorola Incorporated	United States	License under patents regarding mobile phone	From July 1, 2004 to June 30, 2009

Openwave Systems Inc.	United States	Master Browser License regarding mobile phones using CDMA	From September 27, 2004 to September 27, 2005

Kyocera Mita Corporation

Counter Party	Country	Contents	Period
Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From January 1, 2002 to December 31, 2007

Canon Incorporated	Japan	License under patents regarding digital camera	From April 1, 2002 to patent expiration

Ricoh Company, LTD	Japan	License under patents regarding facsimile technology	From June 1, 2004 to May 31, 2009

(2) Agreement concerning corporate division

On May 21, 2004, the meetings of the Boards of Directors of Kyocera Corporation and Kobe Steel, Ltd. resolved that the medical material businesses of both companies shall be separated from their other businesses through corporate splits and shall be amalgamated into Japan Medical Materials Corporation, a successor company to be jointly established by Kyocera and Kobe Steel, Ltd., effective as from September 1, 2004.

(3) Agreement concerning stock transfer

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement whereby a consortium of Carlyle, Kyocera Corporation and KDDI would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company, the name of which was changed to “WILLCOM, Inc” in February 2005 that succeeds DDI Pocket’s business would be owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI.

6. Research and Development Activities

Kyocera aims to continuously increase sales and boost profitability in each component and equipment business by promoting a strategy of “high-value-added diversification.” In order to realize this goal, we aggressively develop new technologies and new products by pursuing sophisticated and specialized technical expertise through the integration of component and equipment technologies.

(1) Fine Ceramic Parts Group

Kyocera is strengthening the development of large fine ceramic components and sapphire substrates for next-generation semiconductor and LCD fabrication equipment and LEDs by leveraging materials, processing and design technologies for fine ceramics. Moving forward, we view the automotive market as one area of prospective growth in the coming years. To this end, we have placed emphasis on the development of products that meet demand for more environmentally-friendly and safer vehicles with advanced electronics. One specific area we are working on is fuel-injection systems components for diesel engines.

(2) Semiconductor Parts Group

Kyocera is working to develop smaller, thinner ceramic packages with enhanced internal functional elements for semiconductors and electronic components used in digital consumer products in response to the rising demand for more sophisticated equipment. In addition, we are developing organic packages for next-generation MPUs and their peripheral devices.

(3) Applied Ceramic Products Group

In the environmental protection market, Kyocera is seeking to develop thinner silicon substrates to boost the conversion efficiency of solar cells, which are increasing in popularity, and to make effective use of resources. In addition, we are stepping up efforts to enable the practical home-use of Solid Oxide Fuel Cells (SOFC), expected to be the next-generation distributed power generation system for small-scale power sources.

In the cutting tool business, we are working to strengthen our product lineup, especially for the automotive industry, to cover a wider range of processing applications and to meet demand for long-life and stable processing equipment.

(4) Electronic Device Group

Kyocera promotes the development of various electronic devices for digital consumer products that boast high performance and consume less power. Capacitors are gradually getting smaller, while being able to hold greater capacity. We are endeavoring to improve both the size and capacity of our capacitors by exploiting the material characteristics of ceramics, tantalum and niobium oxide. We are also bolstering the development of high-value-added products such as low-inductance capacitors. In addition, we are concentrating efforts into the development of functional components such as RF modules for next-generation telecommunications and information terminals.

In thin-film devices, Kyocera is developing thermal printheads capable of enhanced resolution for the consumer use color printer market, as well as eco-friendly LCDs for RoHS* Directive compliant industrial equipment and products with LED backlight displays.

Furthermore, we are working to develop the commercial viability of organic EL displays as small to mid-size displays for mobile and industrial equipment.

* RoHS:	Restriction of the use of certain Hazardous Substances in electrical and electronic equipment.

The directive prohibits the use of specific hazardous substances and forms as part of the European Union (EU) Directive that makes it obligatory for automobile and electric equipment manufacturers in EU to implement measures to protect the environment, such as the recycling of products.

(5) Telecommunications Equipment Group

Kyocera promotes the development of CDMA dual-band mobile phones compatible with differing frequencies by making full use of components and devices throughout Kyocera Group. We are also developing high-performance PHS base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition, we aggressively develop the Voice over Internet Protocol (VoIP) related equipment.

(6) Information Equipment Group

Kyocera intends to swiftly enhance its range of color machines based on the long-life and economical concept, “ECOSYS” concept, by incorporating a photoreceptor amorphous silicon drum with outstanding resistance to wear.

(7) Optical Equipment Group

Kyocera is developing optical modules for mobile phones with high pixel cameras and zoom capability as well as optical components for projectors and rear-projection TVs, by utilizing its technologies of optical, electronic devices and semiconductor parts throughout Group.

(8) Others

Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) are working to develop precision molding products using magnesium alloys to enable faster recording speeds in image pickup devices. It also seeks to create synergistic effects with Kyocera’s solar energy business through the development of solar cell materials.

KCCS is focusing on the development of authentication and security technologies suitable for the infrastructure of expanding next-generation networks as well as new services for positioning systems and VoIP.

In fiscal 2005, Kyocera’s research and development (R&D) expenses increased by ¥7,768 million, or 16.7%, to ¥54,398 million compared with fiscal 2004 and 4.6% of net sales. R&D expenses by reporting segments were as follows:

(Yen in Millions)

Reporting segment	Amount of R&D expense in fiscal 2005	Increase (Decrease) compared with fiscal 2004
		Amount	%
Fine Ceramic Parts Group	4,252	1,262	42.2
Semiconductor Parts Group	2,890	(424)	(12.8)
Applied Ceramic Products Group	2,747	303	12.4
Electronic Device Group	11,416	1,929	20.3
Telecommunications Equipment Group	14,972	828	5.9
Information Equipment Group	13,270	2,627	24.7
Optical Equipment Group	2,636	(149)	(5.4)
Others	2,215	1,392	169.1

Total	54,398	7,768	16.7

7. Operating and Financial Review and Prospects

The following pages of Kyocera’s 2005 Annual Report to Shareholders have been attached and are incorporated herein by reference to the information required in this section:

Description	Page
(1) Results of Operations, Segment Operations	17 to 22
(2) Liquidity and Capital Resources	23 to 26
(3) Investment in WILLCOM, INC.	26
(4) Restructuring activities	26
(5) Receipt of a Notice of Tax Assessment based on Transfer Pricing Adjustments and Filing Complaint against it	26
(6) Settlement regarding LaPine Case in Fiscal 2004	27
(7) Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities in Fiscal 2004	27
(8) Critical Accounting Policies and Estimates	28 to 30
(9) New Accounting Standards	30
(10) Quantitative and Qualitative Disclosures about Market Risk	31 to 33

Item 3. Equipment and Facilities

1. Overview of capital expenditures

Kyocera’s capital expenditures for fiscal 2005 totaled ¥63,176 million, increased by ¥8,239 million, or 15.0% compared with fiscal 2004. The main focus was on the construction of production lines for new products, preparation to increasing production and the streamlining of production processes to improve productivity in Semiconductor Parts Group, Applied Ceramic Products Group, Electronic Device Group and Information Equipment Group. All required funds for fiscal 2005 were financed from internal funds.

Capital expenditures by reporting segments were as follows:

(Yen in Millions)

Reporting segment	Amount of Capital Expenditure in fiscal 2005	Increase (Decrease) compared with fiscal 2004
		Amount	%
Fine Ceramic Parts Group	4,394	(78)	(1.7)
Semiconductor Parts Group	7,111	3,255	84.4
Applied Ceramic Products Group	7,584	2,605	52.3
Electronic Device Group	19,453	841	4.5
Telecommunications Equipment Group	5,170	(743)	(12.6)
Information Equipment Group	11,751	1,779	17.8
Optical Equipment Group	2,248	(170)	(7.0)
Others	2,279	1,180	107.4
Corporate	3,186	(430)	(11.9)

Total	63,176	8,239	15.0

2. Information on Equipment and Facilities

The following table shows Kyocera’s major plants at March 31, 2005.

(Yen in million, except number of employees)

Name of Plant	Location	Principal Products Manufactured	Book Value for tangible assets	Number of employee
Kyocera Corporation

Kagoshima Sendai Plant	Satsuma-Sendai, Kagoshima	Fine ceramic parts, Semiconductor parts, Electronic components	15,309	2,232

Kagoshima Kokubu Plant	Kokubu, Kagoshima	Fine ceramic parts, Semiconductor parts, Electronic components	19,514	3,241

Shiga Yokaichi Plant	Higashi-Ohmi, Shiga	Fine ceramic parts, Solar cells, Electronic components	18,360	1,195

Hokkaido Kitami Plant	Kitami, Hokkaido	Fine ceramic parts, Mobile phone handsets	2,862	598

Domestic Subsidiaries

KYOCERA REALTY DEVELOPMENT CO., LTD.	Shibuya, Tokyo	Hotel and buildings for lease	18,552	330

KYOCERA MITA CORP.	Chuo, Osaka	Non-cartridge printers and copiers, Digital network multi function equipment	4,371	2,054

KYOCERA ELCO CORP.	Yokohama, Kanagawa	Electronic components	3,930	289

KYOCERA CHEMICAL CORP.	Kawaguchi, Saitama	Electronic material and components	5,229	580

KYOCERA KINSEKI CORP.	Komae, Tokyo	Electronic components	13,913	489

KYOCERA SLC TECHNOLOGIES CORP.	Yasu, Shiga	Organic multilayer printed circuit board	6,871	527

Overseas Subsidiaries

AVX CORP.	Myrtle Beach South Carolina, U.S.A	Electronic components	4,609	3,120

AVX CZECH REPUBLIC. S.R.O	Lanskron, Czech Republic	Electronic components	8,354	2,259

AVX LTD.	Paignton, U. K.	Electronic components	4,088	1,440

KYOCERA WIRELESS CORP.	San Diego,California, U.S.A.	Mobile phone handset	13,795	1,912

KYOCERA MITA OFFICE EQUIPMENT(DONGGUAN) CO.,LTD.	Dongguan, Guangdong, China	Non-cartridge printers and copiers, Digital network multi function equipment	2,821	4,229

KYOCERA KINSEKI (THAILAND) CO., LTD.	Lamphun,Thailand	Electronic components	2,350	2,121

SHANGHAI KYOCERA ELECTRONICS CO., LTD.	Shanghai, China	Semiconductor parts, Electronic components	10,858	4,484

3. Plans for New Investments or Disposal

(1) New investments

Kyocera conducts a diverse range of operations in each of eight reporting segments. Plans to construct or enhance facilities are not determined on a project-by-project basis at the end of fiscal 2005. Accordingly, planned investment is shown on a reporting segment basis.

Reporting segment	Planned investments In fiscal 2006 (Yen in Millions)	Details and objectives	Investments method
Fine Ceramic Parts Group	7,000	Install equipment to expand production of LCD fabrication equipment components	Internal funding

Semiconductor Parts Group	27,000	Construct a new facility and install equipment to expand production of organic packages.	As above

Applied Ceramic Products Group	16,000	Construct a new facility and install equipment to expand production of solar cells and modules	As above

Electronic Device Group	23,000	Install equipment to expand production of LCDs and to produce organic EL displays	As above

Telecommunications Equipment Group	3,000	Install equipment to develop new products of mobile phone handsets and PHS related products	As above

Information Equipment Group	14,000	Install equipment and build an extension to domestic and overseas facilities to expand production	As above

Optical Equipment Group	2,000	Install equipment to expand production of optical module in Japan and overseas	As above

Others	2,000	Replace the existing IT related facilities	As above

Corporate	6,000	Develop the Center of Manufacturing Technologies Development in Japan	As above

Total	100,000

Note: National and regional consumption taxes are not included in the above amounts.

(2) Sales and disposal of Equipment and Facilities

Excluding disposal and sale related to the renewal of ordinary equipment, there are no plans to sell or remove equipment that would have any significant impact on production capabilities.

Item 4. Information on KYOCERA CORPORATION

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

1)	Authorized Capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

2)	Number of Shares of Common Stock Issued

At June 29, 2005, and March 31, 2005, number of shares issued was 191,309,290, registered on Tokyo, Osaka Stock Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock	Tokyo Stock Exchange
Common Stock	Osaka Stock Exchange
American Depositary Shares	New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan at March 31, 2005, and May 31, 2005.

Ordinary General Stockholders Meeting on June 25, 2003

	March 31, 2005	May 31, 2005
Number of stock acquisition rights	9,829	9,775

Class of shares issued for stock acquisition rights	Common Stock	Common Stock

Number of shares issued for stock acquisition rights	982,900	977,500

Amount to be paid in upon exercise of stock acquisition rights	7,900 *1	7,900 *1

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	From October 1, 2003 to September 30, 2008

Issue price and amount of capitalization	Issue price 7,900 Capitalization 3,950	Issue price 7,900 Capitalization 3,950

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

*1	Provided that when Kyocera Corporation makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by Kyocera Corporation of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue
				Number of shares in issue		+	Increase in number of shares as a result of new issue

Ordinary General Stockholders Meeting on June 25, 2004

	March 31, 2005	May 31, 2005
Number of stock acquisition rights	12,049	11,995

Class of shares issued for stock acquisition rights	Common Stock	Common Stock

Number of shares issued for stock acquisition rights	1,204,900	1,199,500

Amount to be paid in upon exercise of stock acquisition rights	8,725 *1	8,725 *1

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008	From October 1, 2004 to September 30, 2008

Issue price and amount of capitalization	Issue Price 8,725 Capitalization 4,363	Issue Price 8,725 Capitalization 4,363

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

*1	Provided that when Kyocera Corporation makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by Kyocera Corporation of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue
				Number of shares in issue		+	Increase in number of shares as a result of new issue

(3) Status of Common Stock and Capital

The following table shows a change in number of shares and amounts of capital and additional paid-in capital.

(Yen in millions, except number of shares)

Date of issuance	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid- in capital	Total amount of additional paid-in capital
August 1, 2002*1	990,990	191,309,290	—	115,703	11,351	185,838
August 1, 2003*2	—	191,309,290	—	115,703	6,717	192,555

*1	On August 1, 2002, to accomplish the exchange of shares agreement with Toshiba Chemical Corporation (currently renamed as Kyocera Chemical Corporation), Kyocera Corporation newly issued shares of common stock.
*2	Resulted from the exchange of shares with Kinseki, Limited (currently renamed as Kyocera Kinseki Corporation).

(4) Category of Shareholders

      The following table shows a category of stock holders at March 31, 2005.

      (1 unit = 100 shares)

Category	Number of stockholders	Number of units held	Number of units held/Number of units issued (%)
Government	0	0	0.00
Financial institutions	208	645,760	33.85
Securities firms	64	28,998	1.52
Other Japanese entities	927	127,784	6.70
Foreign entities, etc. (other than individuals)	604	652,398	34.20
Foreign entities, etc. (individuals)	6	55	0.00
Individuals and others	75,184	452,833	23.73

Total	76,993	1,907,828	100.00

Aggregated number of shares constituting less than one unit (shares)	—	526,490	—

(5) Major Stockholders

The following table shows the ten largest stockholders of record of Kyocera Corporation at March 31, 2005.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,383	7.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,873	6.73
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	4,849	2.53
The Inamori Foundation	4,680	2.45
UFJ Bank Limited	3,931	2.05
Keiai Kosan K.K.	3,550	1.86
Barkley’s Bank PLC Barkley’s Capital Securities (Standing proxy: Standard Chartered Bank)	3,098	1.62
The Dai-ichi Mutual Life Insurance Company	2,748	1.44
Total	63,136	33.00

(Note 1)	3,828 thousand shares of treasury stock without voting rights were excluded from the list of major shareholders above.

(Note 2)	The number of shares of 3,931 thousand held by UFJ Bank Limited was derived from the shareholders of record of Kyocera Corporation. Kyocera Corporation received an announcement from UFJ Bank Limited that 1,716 thousand shares out of them were held by UFJ Equity Investments Co., Ltd., a subsidiary of UFJ Bank Limited.

(Note 3)	On April 13, 2005, in accordance with the Securities and Exchange Law of Japan, Morgan Stanley Japan Limited informed Kyocera Corporation that Morgan Stanley Japan Limited and its related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation, and they held shares of Kyocera Corporation as show in the following table as of March 31, 2005. However, they were not included in the above major shareholders as a single major holder because all of certain partners of Morgan Stanley Japan Limited were not the shareholders of record as of March 31, 2005.

Name of Holders	Shares owned (in thousands)
Morgan Stanley Japan Limited	778
Morgan Stanley & Co. Incorporated	315
Morgan Stanley & Co. International Limited	762
Morgan Stanley Capital (Luxembourg) SA	247
MSDW Equity Financing Services (Luxembourg) S.a.r.l	48
Morgan Stanley Investment Management Limited	2,285
Morgan Stanley Asset & Investment Trust Management Co., Limited	321
Morgan Stanley Investment Management Inc.	4,397
Morgan Stanley Investment Management Advisors Inc.	177
Van Kampen Asset Management	4
Total	9,333

(6) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation at March 31, 2005.

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (treasury stock)	—	—
Shares with full voting rights (treasury stock)	3,828,200 shares of common stock	—
Shares with full voting rights (other)	186,954,600 shares of common stock	1,869,546
Shares constituting less than one unit	526,490 shares of common stock	—
Total number of shares issued	191,309,290 shares of common stock	—
Total voting rights of all shareholders	—	1,869,546

All of Treasury stocks of 3,828,200 shares were held by Kyocera Corporation, and its ownership to total number of shares issued was 2.00% at March 31, 2005. (There were another 100 shares which were not held by Kyocera Corporation substantially but were named as Kyocera Corporation.)

(7) Stock Options

      Kyocera Corporation provides stock option plans.

These plans were also resolved in the 49th (on June 25, 2003), the 50th (on June 25, 2004) and the 51st (on June 28, 2005) Ordinary General Stockholders Meeting of Kyocera Corporation to be provided by issuing stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

The following table shows details of the stock option plans.

Date of resolution	June 25, 2003
Parties who are provided the rights (number of parties)	Directors of Kyocera Corporation and its consolidated subsidiary (79) Corporate Auditor (7), Executive Officer or employee, as determined pursuant to Kyocera Corporation’s Board’s approval (1,302)
Class of shares issued for stock acquisition rights	See (2) Stock Acquisition Rights
Number of shares	Same as above
Amount to be paid in upon exercise of stock acquisition rights	Same as above
Exercise period for stock acquisition rights	Same as above
Conditions for exercise of stock acquisition rights	Same as above
Restriction on transfer of the stock acquisition rights	Same as above

Date of resolution	June 25, 2004
Parties who are provided the rights (number of parties)	Directors of Kyocera Corporation and its consolidated subsidiary (132) Corporate Auditor (8), Executive Officer or employee, as determined pursuant to Kyocera Corporation’s Board’s approval (1,504)
Class of shares issued for stock acquisition rights	See (2) Stock Acquisition Rights
Number of shares	Same as above
Amount to be paid in upon exercise of stock acquisition rights	Same as above
Exercise period for stock acquisition rights	Same as above
Conditions for exercise of stock acquisition rights	Same as above
Restriction on transfer of the stock acquisition rights	Same as above

Date of resolution	June 28, 2005
Parties who are provided the rights (number of parties)	Directors of Kyocera Corporation and its consolidated subsidiary, Corporate Auditor, Executive Officer or employee, as determined pursuant to Kyocera Corporation’s Board’s approval *(Note1)
Class of shares issued for stock acquisition rights	Common Stock

Number of shares	Up to 1,500,000 shares

Amount to be paid in upon exercise of stock acquisition rights	See Note 2 below

Exercise period for stock acquisition rights	From October 1, 2005 to September 30, 2008

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the Acquisition Rights Holder must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months(or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of Kyocera Corporation

(Note 1)

The actual number of parties who are provided will be decided at the Board of Directors in the future.

(Note 2)

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of Kyocera Corporation at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of Kyocera Corporation) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of Kyocera Corporation on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when Kyocera Corporation makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by Kyocera Corporation of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue
				Number of shares in issue		+	Increase in number of shares as a result of new issue

2. Treasury Stock

(1) Purchase of treasury stocks under the resolution in the 50th Ordinary General Shareholders Meeting of Kyocera Corporation

Type of stock purchased: Common stock

At June 29, 2005, number of treasury stocks reissued was 5,400, and total amount was ¥44,267,349.

All of treasury stocks of 3,706,546 shares were held by Kyocera Corporation at June 29, 2005.

3. Dividend Policy

Since the listing of its shares, Kyocera Corporation has endeavored to increase dividends per share in line with improvements in performance. Kyocera Corporation has also boosted dividends by actively undertaking free share distributions and stock splits. Traditionally, Kyocera Corporation has set dividend amounts with the goal of maintaining stable dividends to shareholders. In the interest of shareholders, however, Kyocera has decided, commencing with the year end dividend relating to fiscal 2005, to change this policy to establish a greater linkage between dividend amounts and the Group’s performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera Group from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders to meet their expectations. In order to be a “creative company that continues to grow in the 21st century”, Kyocera will strive at the same time to be a market leader in the three strategic areas of “telecommunications and information processing,” “environmental protection” and “quality of life.” To realize this goal, Kyocera will aggressively strive to cultivate new businesses and markets and to develop new technologies, acquiring external management resources when necessary. Kyocera will maintain a healthy and stable financial position and therefore, internal reserves shall be utilized for this purpose.

Kyocera Corporation decided that the year-end dividend for the year ended March 31, 2005 should be 50 yen per share in the ordinary general meeting of shareholders on June 28, 2005. When aggregated with the interim dividend 30 yen per share, the total annual dividend amount was 80 yen per share.

We held board of directors meeting for the interim dividend on October 28, 2004.

4. Price Range of Shares

(1) The following table shows price range of shares of Kyocera Corporation in the last five fiscal years.

	Price per share of common stock (yen)
Fiscal Years	High	Low
2001	19,500	9,000
2002	12,900	7,000
2003	10,070	5,630
2004	8,970	5,570
2005	9,630	7,080

Share prices were quoted from Tokyo Stock Exchange.

(2) The following table shows price range of shares of Kyocera Corporation for the last six months in fiscal 2005.

	Price per share of common stock (yen)
	High	Low
October, 2004	8,320	7,630
November, 2004	7,780	7,080
December, 2004	7,940	7,080
January, 2005	8,060	7,200
February, 2005	7,890	7,120
March, 2005	8,080	7,540

Share prices were quoted from Tokyo Stock Exchange.

5. Directors and Senior Management

The following table shows Kyocera Corporation’s Directors and Corporate Auditors.

Name	Date of Birth	Position	Since	Shares Owned (Thousands)
Kensuke Itoh	December 17, 1937	Director and Executive Advisor	1975	557

Yasuo Nishiguchi	October 9, 1943	Representative Director, Chairman and Chief Executive Officer	1987	4

Masahiro Umemura	August 8, 1943	Representative Director, Vice Chairman and Chief Financial Officer [General Manager of Corporate Development Group]	1991	5

Makoto Kawamura	August 13, 1949	Representative Director, President and Chief Operating Officer	2001 (President 2005)	1

Yuzo Yamamura	December 4, 1941	Director [President and Representative Director of KYOCERA ELCO Corporation]	1987	82

Naoyuki Morita	April 8, 1942	Director [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]	1987	6

Koji Seki	December 8, 1937	Director [Chairman and Representative Director of KYOCERA MITA Corporation]	1989	4

Michihisa Yamamoto	November 13, 1942	Director [President and Representative Director of KYOCERA OPTEC Co., Ltd., and General Manager of Corporate Optical Equipment Group]	1987	9

Noboru Nakamura	October 6, 1944	Director [President and Representative Director of KYOCERA Chemical Corporation]	1991	3

Isao Kishimoto	November 30, 1943	Director [President and Representative Director of KYOCERA KINSEKI Corporation]	1993	4

Hisao Hisaki	July 2, 1946	Director [President of KYOCERA (Tianjin) Sales & Trading Corporation]	1991	3

Rodney N. Lanthorne	February 5, 1945	Director [President and Director of KYOCERA International, Inc.]	1989	3 (ADR)

John S. Gilbertson	December 4, 1943	Director [President and Chief Executive Officer, Directorof AVX Corporation]	1995	16 (ADR)

Yasuo Akashi	May 29, 1944	Fulltime Corporate Auditor	2003	6

Yoshihiko Nishikawa	September 11, 1945	Fulltime Corporate Auditor	2005	2

Osamu Nishieda	January 10, 1943	Corporate Auditor [Attorney At Law]	1993	1,000

Shinji Kurihara	July 19, 1932	Corporate Auditor [Chairman of TAKEDA Hospital Management Institute]	2003	1

Shigekazu Tamura	February 18, 1950	Corporate Auditor [Certified Public Accountant]	2005	—

(Note)	Kyocera adopts an “executive officer system” pursuant to the Commercial Code of Japan, of which objectives are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation of senior executives.

6. Corporate Governance

Basic Guidelines concerning Corporate Governance

Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

The “Kyocera Philosophy” was created by Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise-directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

During fiscal 2005, Kyocera managers and employees in Japan attended an aggregated total of 49,998 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. A total of 1,011 managers at Kyocera subsidiaries outside Japan received training along these lines in fiscal 2005.

Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company. Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers. In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department.

By respecting the “Kyocera Philosophy” as a corporate culture and completing internal management control system apart from management aspect, Kyocera aims to achieve solid corporate governance as our stockholders expect.

Following items are Kyocera’s implementation as of March 31, 2005.

(1) Corporate Governance Organization and an Internal Control System Implementation

1)	Corporate Governance Organization

Kyocera introduced an executive officer system in June 2003 to increase management efficiency. At the same time, the number of members on the Board of Directors was reduced from 26 to 13 thereby promoting more effective discussions on important issues related to management and speeding up decision-making.

Kyocera also employs a corporate auditor system. Of the four corporate auditors, two are appointed externally.

2)	Internal Control System Implementation

Kyocera makes routine audits to ensure that business operations throughout the Group comply with all pertinent regulations and internal rules. An Internal Audit Department has been set up to report the findings of the audit to all directors and corporate auditors.

Furthermore, as a company listed on the New York Stock Exchange (NYSE), Kyocera is promoting the establishment of an internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which will be applied from fiscal 2007. In May 2005, Kyocera will set up Global Audit Division which deals with the requirements of the Sarbanes-Oxley Act of 2002 in addition to Internal Audit Department. Kyocera will develop its internal control system which underpins the foundations of corporate governance and strengthen the internal management compliances of Kyocera.

As a listed company on the NYSE, AVX Corporation, a U.S. based subsidiary, applied the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 from fiscal 2005, and has developed and maintained its internal control over financial reporting that is required by Section 404 of the Sarbanes-Oxley Acts. AVX Corporation’s management and Accounting firm assessed the effectiveness of its internal control over financial reporting as of March 31, 2005 for the first time. As a result of the assessment, the management concluded that, as its control over financial reporting partly included “Material Weakness”, the management did not maintain effective internal control over financial reporting, and the Accounting Firm agreed with the management conclusion. The management is planning to take adequate actions to remediate Material Weakness to maintain the effectiveness of control over financial reporting.

(2) Risk management System Implementation

Kyocera has also created a risk management system based on the following key objectives: to predict potential risks in corporate activities as a preventative measure; to ensure risk contingencies that minimize physical loss (human, material and financial) and a decline in brand image if the need arises; and, to help realize philosophy and policy by making management more stable and maintaining and enhancing societal trust. Kyocera’s risk management system connects a vertical structure of risk managers in each business division, led by the Risk Management Department at Headquarters, and a horizontal structure of risk management departments in each business location. It also enhances compliance management by promoting the appropriate observance of laws and regulations, high moral standards in the workplace and the implementation of audits, including legal audits. As part of the system, an Emergency Management Department has been established as a complement to the crisis management manual to ensure appropriate actions are taken to limit damage in times of crises.

(3) Compensation paid to Director, Corporate Auditors and Auditor

1)	Compensation paid to Director and Corporate Auditors

To Directors	:	¥233 million
To Corporate Auditors	:	¥61 million
Total compensation	:	¥294 million

(Note) The number of directors who were paid was 13 and the number of corporate auditors who was five during April 1, 2004 to June 30, 2004, and four during July 1, 2004 to March 31, 2005. The amount above includes retirement benefit. The eight directors out of the above 13 directors are also the directors of significant domestic and overseas subsidiaries, who were appointed in order to establish management system which takes importance on the consolidated management basis, and they are not directly involved with the operation of Kyocera Corporation. The compensation that were paid to such eight directors by each subsidiary are not included in the amount of the compensation above.

2) Compensation paid to Auditor

Kyocera paid ¥137 million for audit service defined in Article 2, Clause 1 of the Certified Public Accountant Law and ¥59 million for other services, totaled ¥196 million, to the external auditor, ChuoAoyama PricewaterhouseCoopers, for fiscal 2005.

(4) Correlation with Internal Auditors and Public Accountants

Kyocera conducts corporate auditors’ meetings in order to determine auditing policies, procedures, plans and schedules. Corporate auditors attend monthly Board of Directors’ meetings as well as other important meetings to obtain understanding of the progress of the business. Also, through the periodic interview with the Business Execution Department, they can effectively monitor the extent to which a director’s duties are being fulfilled. Furthermore, corporate auditors periodically receive reports from the Internal Audit Department, while frequently participating in meetings with the external auditor, ChuoAoyama PricewaterhouseCoopers, to exchange opinion. This ensures that all audits are just and fair.

(5) Outline of Vested Interest with External Auditors

Of Kyocera’s two external auditors, one is its corporate lawyer.

(6) Outline of certified public accountants to audit

Kyocera has engaged ChuoAoyama PricewaterhouseCoopers as the external auditor under the Commercial Code of Japan and the Securities and Exchange Law of Japan. The audit engagement in fiscal 2005 was conducted:

1)	Names of the certified public accountants to audit and terms of auditing until fiscal 2005

Engagement partners: Yukihiro Matsunaga (10 years)

Yasushi Kozu (12 years)

Minamoto Nakamura (3 years)

2)	Members to assist auditing

Certified public accountants: 14

Junior accountants: 11

Others: 6

Item 5. Accounting Information

Consolidated Financial Statements and Non-consolidated Financial Statements

(1) Pursuant to the article 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements,” the consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963, “Regulation for Financial Statements”), the non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

Pursuant to provision of additional rule 2 of “Cabinet order to partly revise Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet order No.5, January 30, 2004), the non-consolidated financial statements for the year ended March 31, 2005 are prepared in conformity with pre-amendment of Regulation for Financial Statements.

1. Consolidated Financial Statements

(1)	Consolidated Financial Statements

The following pages of Kyocera’s 2005 Annual Report to Stockholders have been attached and are incorporated herein by reference:

(2) Other Supplemental Information

< Bond > None

< Borrowings > See Note 9 “Short-term Borrowings and Long-term Debt “ to The Consolidated Financial Statements in Kyocera’s 2005 Annual Report to Shareholders.

< Valuation and Qualifying Accounts >

	Yen in millions
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to other Accounts (A)	Deductions	Balance at End of Period
For the year ended March 31, 2005:
Allowance for doubtful accounts	¥42,792	¥548	¥109	¥(22,410)	¥21,039
Allowance for sales returns	4,408	8,473	58	(9,040)	3,899
Allowance for write-down of inventories	9,216	5,452	—	(4,936)	9,732

Total	¥56,416	¥14,473	¥167	¥(36,386)	¥34,670

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries

NON-CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2005

KYOCERA CORPORATION

Kyocera Corporation

The non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the results for the year : April 27, 2005

Date of the general meeting of shareholders : June 28, 2005

1. Results for the year ended March 31, 2005 :

(1) Results of operations :

	Years ended March 31,
	2005	2004
Net sales	¥493,271 million	¥494,035 million
% change from the previous year	(0.2)%	2.3%
Profit from operations	33,822 million	41,222 million
% change from the previous year	(18.0)%	(2.8)%
Recurring profit	66,434 million	61,788 million
% change from the previous year	7.5%	13.0%
Net income	34,327 million	60,663 million
% change from the previous year	(43.4)%	117.2%

Earnings per share :
Basic	¥182.77	¥324.70
Diluted	¥182.73	¥324.69

Return on equity	3.3%	6.4%
Recurring profit to total assets	5.4%	5.3%
Recurring profit to net sales	13.5%	12.5%

Notes :

1. Average number of common stock outstanding during the year

Year ended March 31, 2005 :	187,488,658 shares
Year ended March 31, 2004 :	186,644,145 shares

2. Change in accounting policies : None

(2) Dividend information :

	Years ended March 31,
	2005	2004
Year-end dividends per share	¥50.00	¥30.00
Interim dividends per share	30.00	30.00
Annual dividends per share	80.00	60.00
Annual aggregate amount of dividends paid	14,999 million	11,249 million
Dividends to net income	43.8%	18.5%
Dividends to stockholders’ equity	1.4%	1.1%

BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
ASSETS

Current assets :
Cash and bank deposits	¥154,347		¥192,928		¥(38,581)
Trade notes receivable	40,249		50,414		(10,165)
Trade accounts receivable	90,666		85,441		5,225
Marketable securities	12,606		0		12,606
Finished goods and merchandise	15,483		20,010		(4,527)
Raw materials	21,663		20,058		1,605
Work in process	20,217		21,904		(1,687)
Advanced payment	676		173		503
Supplies	625		742		(117)
Deferred income taxes	12,525		10,806		1,719
Short-term loans to subsidiaries	3,766		3,178		588
Other accounts receivable	5,413		5,772		(359)
Refundable income taxes	—		2,645		(2,645)
Other current assets	328		1,176		(848)
Allowances for doubtful accounts	(139)		(144)		5

Total current assets	378,425	30.7	415,103	33.4	(36,678)

Fixed assets :
Tangible fixed assets :
Buildings	33,378		36,499		(3,121)
Structures	2,131		2,275		(144)
Machinery and equipment	36,706		37,163		(457)
Vehicles	27		30		(3)
Tools, furniture and fixtures	7,652		9,232		(1,580)
Land	32,277		31,972		305
Construction in progress	1,958		1,634		324

Total tangible fixed assets	114,129	9.3	118,805	9.6	(4,676)

Intangible assets :
Patent rights and others	2,192		3,178		(986)

Total intangible assets	2,192	0.2	3,178	0.3	(986)

Investments and other assets :
Investments in securities	407,221		413,960		(6,739)
Investments in subsidiaries and affiliates	284,996		249,591		35,405
Investments in subsidiaries and affiliates other than equity securities	23,254		25,664		(2,410)
Long-term loans	19,744		10,540		9,204
Bankruptcy and Rehabilitation claims	5,336		155		5,181
Long-term prepaid expenses	5,035		6,791		(1,756)
Security deposits	2,173		2,279		(106)
Other investments	364		1,136		(772)
Allowances for doubtful accounts	(4,850)		(241)		(4,609)
Allowances for impairment loss on securities	(5,950)		(5,950)		—

Total investments and other assets	737,323	59.8	703,926	56.7	33,397

Total fixed assets	853,644	69.3	825,909	66.6	27,735

Total assets	¥1,232,069	100.0	¥1,241,012	100.0	¥(8,943)

	Yen in millions
	March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%
LIABILITIES

Current liabilities :
Trade accounts payable	¥42,602		¥51,684		¥(9,082)
Current portion of long-term debt	—		0		0
Other payables	13,737		14,012		(275)
Accrued expenses	6,165		6,355		(190)
Income taxes payables	13,800		45		13,755
Advance received	109		48		61
Deposits received	2,845		2,176		669
Unearned income	3		4		(1)
Accrued bonuses	9,215		10,658		(1,443)
Provision for warranties	493		650		(157)
Provision for sales returns	232		184		48
Other current liabilities	568		—		568

Total current liabilities	89,769	7.3	85,816	6.9	3,953

Non-current liabilities :
Long-term debt	—		1		(1)
Deferred income taxes	83,376		90,977		(7,601)
Accrued pension and severance costs	20,789		33,148		(12,359)
Directors’ retirement allowance	1,078		985		93
Other non-current liabilities	313		347		(34)

Total non-current liabilities	105,556	8.6	125,458	10.1	(19,902)

Total liabilities	195,325	15.9	211,274	17.0	(15,949)

Stockholder’s equity

Common stock	115,703	9.4	115,703	9.3	—
Additional paid-in capital	192,555	15.6	192,555	15.5	—

Retained earnings:
Legal reserves	17,207		17,207		—
Reserve for special depreciation	2,003		2,393		(390)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	535,836		487,828		48,008
Unappropriated retained earnings	36,990		61,588		(24,598)

Total retained earnings	595,336	48.3	572,316	46.2	23,020

Net unrealized gain on other securities	164,530	13.3	180,520	14.5	(15,990)

Treasury stock, at cost	(31,380)	(2.5)	(31,356)	(2.5)	(24)

Total stockholders’ equity	1,036,744	84.1	1,029,738	83.0	7,006

Total liabilities and stockholders’ equity	¥1,232,069	100.0	¥1,241,012	100.0	¥(8,943)

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥493,271	100.0	¥494,035	100.0	¥(764)	(0.2)
Cost of sales	390,348	79.1	385,752	78.1	4,596	1.2
Gross profit	102,923	20.9	108,283	21.9	(5,360)	(5.0)
Selling, general and administrative expenses	69,101	14.0	67,061	13.6	2,040	3.0

Profit from operations	33,822	6.9	41,222	8.3	(7,400)	(18.0)

Non-operating income :
Interest and dividend income	28,083	5.7	17,757	3.6	10,326	58.2
Foreign currency transaction gains, net	1,445	0.3	1,267	0.3	178	14.1
Other non-operating income	8,510	1.7	4,666	0.9	3,844	82.4

Total non-operating income	38,038	7.7	23,690	4.8	14,348	60.6

Non-operating expenses :
Interest expense	15	0.0	16	0.0	(1)	(3.2)
Loss on disposal of inventories	3,863	0.8	2,023	0.4	1,840	91.0
Loss on rework of sold goods	—	—	481	0.1	(481)	—
Compensation for defective goods	696	0.1	—	—	696	—
Other non-operating expenses	852	0.2	604	0.1	248	40.9

Total non-operating expenses	5,426	1.1	3,124	0.6	2,302	73.7

Recurring profit	66,434	13.5	61,788	12.5	4,646	7.5

Non-recurring gain	2,187	0.4	36,701	7.4	(34,514)	(94.0)
Non-recurring loss	12,738	2.6	1,414	0.3	11,324	800.9

Income before income taxes	55,883	11.3	97,075	19.6	(41,192)	(42.4)
Income taxes – current	9,320	1.9	3,807	0.7	5,513	144.8
Income taxes – previous years	12,748	2.5	—	—	12,748	—
Income taxes – deferred	(512)	(0.1)	32,605	6.6	(33,117)	—

Net income	34,327	7.0	60,663	12.3	(26,336)	(43.4)

Unappropriated retained earnings brought forward from the previous year	8,293		6,553
Net realized loss on treasury stock, at cost	5		3
Interim dividends	5,625		5,625

Unappropriated retained earnings at the end of the year	¥36,990		¥61,588

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2005	2004
Unappropriated retained earnings	¥36,990	¥61,588	¥(24,598)
Reversal of reserves:
Reversal of reserve for special depreciation	740	710	30

Total	37,730	62,298	(24,568)

To be appropriated as follows:

Dividends (30 yen per share)	9,374	5,624	3,750

Directors’ bonuses (Note)	60	60	0

Reserve for special depreciation	322	321	1

General reserve	18,000	48,000	(30,000)

Unappropriated retained earnings carried forward to the next year	¥9,974	¥8,293	¥1,681

Note :	Corporate auditors’ bonuses of 6 million yen and 3 million yen are included in directors’ bonuses in 2005 and 2004, respectively.

1. Summary of significant accounting policies :
(1) Securities :

Held-to-maturity securities :	Amortized cost method
Investments in subsidiaries and affiliates :	Cost determined by the moving average method

Other securities
Marketable :	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2)	Derivatives instruments : Mark-to-market method

(3)	Inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

(4)	Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5)	Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

(6)	Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(7)	Consumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

2.	Changes in the line items on Income Statement :

(1)	As the amount of “rework expense” for fiscal 2005 was below 10 percent of total other non-operating expenses, it was included in other non-operating expenses on Income Statements. For reference, rework expense for fiscal 2005 was ¥9 miliion.

(2)	As the amount of compensation expense for defective goods for fiscal 2005 was above 10 percent of total non-operating expenses, it was segregated from other non-operating expenses on Income Statements. For reference, compensation expense for defective goods for fiscal 2004 was ¥275 million.

Notes to the balance sheets :

	Yen in millions
	March 31,
	2005	2004
(1) Accumulated depreciation of tangible fixed assets	¥308,347	¥318,482

(2) Assets pledged as collateral
Investments in WILLCOM, INC.	¥17,812	—
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	¥166,815	—
* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

(3) Guarantees:
Guarantee in the form of commitment	¥1,390	¥25,503
Guarantee in the form of letters of awareness	¥6,976	¥8,546

(4)	Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1)	Major items in non-recurring gain and loss :

	Yen in millions
	Years ended March 31,
	2005	2004
1) Non-recurring gain :
Liquidation gain for investments in securities	¥1,994	—
Gain on disposal of tangible fixed assets	¥170	¥309
Settlement gain for a substitutional portion of employee benefit obligation	—	¥32,721
Gain on sale of investment in an affiliate	—	¥3,670

2) Non-recurring loss :
Allowance for doubtfull accounts for a subsidiary	¥4,503	—
Loss on devaluation of investment in a subsidiary	¥4,141	—
Loss on devaluation of investment in securities	¥2,817	¥615
Loss on disposal of tangible fixed assets	¥1,222	¥791
(2) Depreciation and amortization :
	Yen in millions
	Years ended March 31,
	2005	2004
Tangible fixed assets	¥23,987	¥26,323
Intangible assets	¥1,438	¥1,673

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	March 31, 2005
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,739	¥92,835
Investment in affiliates	¥6,541	¥18,257	¥11,716

	¥72,445	¥176,996	¥104,551

	Yen in millions
	March 31, 2004
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,167	¥144,263
Investment in affiliates	¥6,541	¥20,789	¥14,248

	¥72,445	¥230,956	¥158,511